# LBFoster


Foster




09010224





*We're Hard at Work*



# 2008

# ANNUAL REPORT

# FINANCIAL HIGHLIGHTS

| | | 2008 (1) | 2007 (2) | 2006 (3) | 2005 (4) (5) | 2004 (4) (6) |
|---|---|---|---|---|---|---|
| **Net Sales** | $ | 512,592,000 | 508,981,000 | 389,788,000 | 325,990,000 | 271,209,000 |
| **Operating Profit** | $ | 39,249,000 | 38,980,000 | 17,934,000 | 8,210,000 | 1,780,000 |
| Income from Continuing Operations, Net of Tax | $ | 27,746,000 | 110,724,000 | 10,715,000 | 4,848,000 | 889,000 |
| (Loss) Income from Discontinued Operations, Net of Tax | $ | - | (31,000) | 2,815,000 | 586,000 | 591,000 |
| **Net Income** | $ | 27,746,000 | 110,693,000 | 13,530,000 | 5,434,000 | 1,480,000 |
| **Basic Earnings Per Common Share:** | | | | | | |
| Continuing Operations | $ | 2.60 | 10.39 | 1.03 | 0.48 | 0.09 |
| Discontinued Operations | $ | - | - | 0.27 | 0.06 | 0.06 |
| **Basic Earnings Per Common Share** | $ | 2.60 | 10.39 | 1.30 | 0.54 | 0.15 |
| **Diluted Earnings Per Common Share:** | | | | | | |
| Continuing Operations | $ | 2.57 | 10.09 | 0.99 | 0.46 | 0.09 |
| Discontinued Operations | $ | - | - | 0.26 | 0.06 | 0.06 |
| **Diluted Earnings Per Common Share** | $ | 2.57 | 10.09 | 1.25 | 0.52 | 0.14 |
| **New Orders Entered from Continuing Operations** | $ | 512,258,000 | 501,710,000 | 431,121,000 | 362,408,000 | 276,549,000 |
| **Backlog from Continuing Operations** | $ | 132,588,000 | 138,314,000 | 141,350,000 | 100,237,000 | 71,730,000 |
| **Current Ratio** | | 3.40 to 1 | 3.40 to 1 | 2.19 to 1 | 1.89 to 1 | 2.25 to 1 |
| **Numbers of Employees** | | 641 | 764 | 665 | 641 | 621 |

(1) 2008 includes a $2,022,000 gain associated with the receipt of escrow proceeds related to the prior year sale of the Company's DM&E investment and a $1,486,000 gain from the sale and lease-back of the Company's Houston, TX threaded products facility.

(2) 2007 includes $8,472,000 in previously unrecorded dividend income and a $122,885,000 gain from the announcement and consummation, respectively, of the sale of the Company's investment in the DM&E.

(3) 2006 includes a $3,005,000 gain from the sale of the Company's former Geotechnical division which was classified as a discontinued operation.

(4) 2005 - 2004 have been restated to reflect the classification of the Company's former Geotechnical Division as a discontinued operation.

(5) 2005 includes a benefit of $450,000 due to the release of a valuation allowance related to the Company's ability to utilize state net operating losses and other state tax incentives prior to their expiration.

(6) 2004 includes a $493,000 gain from the sale of the Company's former Newport, KY pipe coating machinery and equipment which had been classified as "held for resale."

LBFoster

TUBULAR PRODUCTS

RAIL PRODUCTS











CONSTRUCTION PRODUCTS







# HARD AT WORK

Wherever rail, construction, utility and energy products are working hard, L.B. Foster is hard at work. In 2008 this hard work placed L.B. Foster in a strong financial position fueled by solid sales and operating profits. These gains were built on the positive strides made in operational improvements, safety and product development. L.B. Foster firmly established itself in 2008 as a solutions provider by strengthening its vendor relationships and advancing its leading positions in strong markets.

**L.B. Foster Is Hard at Work For You.**

# PRESIDENT'S MESSAGE

2008 was a year unlike any other in my L.B. Foster career. Never has a business climate changed so dramatically, so quickly. The momentum of robust product pricing and backlog established in the second half of 2007 continued through the first three quarters of 2008. Our end markets were healthy and growing. In the fourth quarter we began to experience the effects of the global economic crisis and to realize the potential impact it may have on 2009.

Fortunately, the fiscal and operational discipline of our organization will allow us to weather this storm better than many of our peers. All of our employees are hard at work with our key suppliers and loyal customer base to bring you, our shareholder, the value you've come to expect from L.B. Foster Company.

## 2008 HIGHLIGHTS

Revenues for the year were $512.6 million. We continued to realize benefits from strong customer relationships and supplier partnerships, yielding a gross profit margin of 15.6% in a rapidly changing environment. Excluding gains from the sale of investments and certain property, our earnings remained strong with an adjusted diluted EPS of $2.36 per share versus $2.28 per share the prior year. Earnings benefited from our continued focus on operational excellence initiatives implemented in prior years. Further, in 2008, we broadened our Continuous Improvement Program by expanding operational excellence into our sales and administration functions. And finally, the Board authorized a share repurchase program, under which we bought back 865,532 shares totaling $26.5 million. This strong performance and demonstrated commitment to continued improvement and shareholder value strengthens our foundation and gives us a competitive edge as we look ahead to 2009 and beyond.

## KEY MARKETS

During 2008, rail markets continued the capital spending trend of the last several years. Class 1 railroads had capital spending of $9.7 billion, an approximate 5% increase over



2007 levels. Notwithstanding the current economic environment, the Class 1 railroads have reaffirmed their long-term commitment to maintain and increase capacity. Additionally, passenger rail has seen a marked increase in ridership given the volatility in the energy markets. Capital spending for the passenger rail market was once again in excess of $10 billion in 2008. In the near term, the current $285 billion transportation bill expires in September. Funding in the new transportation bill is expected to increase substantially. Longer term, legislation such as The Rail Safety Improvement Act of 2008 and the American Recovery and Reinvestment Act (Stimulus Bill) of 2009, along with the new transportation bill, should provide funds of over $100 billion for passenger rail network expansion and maintenance over the next five years.

Construction markets enjoyed another robust year. Heavy construction spending increased 11.6% over 2007, totaling $258.1 billion. Non-residential construction also performed well in 2008, adding 12.1% over the previous year to reach $450.9 billion. This activity benefitted both our Piling and Fabricated Bridge businesses. Going forward, the Stimulus Bill will provide $27.5 billion for highway and bridge reconstruction, as well as access to other discretionary funds that may be used for highways, bridges, ports and rail. Other funded initiatives include $4.6 billion for the Army Corp of Engineers to protect waterways and coastal regions and $2 billion for the Department of Parks and Recreation for facilities improvement. These initiatives will benefit our Piling and CXT® Concrete Buildings businesses, respectively. Our Tubular Products business had another strong year and expects to take advantage of several new opportunities once the energy markets stabilize. Threaded Products, through its partnership with our Construction Products team, continues to increase its presence in the micropile market.

## PREPARED FOR FUTURE SUCCESS

As we look to 2009 and beyond, I am excited by the opportunities that lie ahead. We continue to have a strong balance sheet, which gives us the ability to enhance shareholder value by investing in activities that will meet our five-year strategic objectives. We will increase revenue with our focus on both organic growth and strategic acquisition opportunities, adjust our product and service mix to ensure continued margin expansion and further improve return on invested capital by tightly managing costs. As always, providing the highest quality products for our customers in the safest workplace for our employees is of paramount importance to L.B. Foster. I am pleased to report that our safety and quality initiatives, implemented in previous years, are paying significant dividends and will continue to yield measurable, positive results far into the future.

In conclusion, I would like to acknowledge the extraordinary efforts of our employees. It is their loyalty to the company and dedication to their profession that have made L.B. Foster successful and will allow us to prosper in these uncertain times.

Stan L. Hasselbusch

Stan L. Hasselbusch
President and Chief Executive Officer


NET SALES
DOLLARS IN THOUSANDS
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
0
2004
2005
2006
2007
2008


INCOME FROM CONTINUING OPERATIONS
DOLLARS IN THOUSANDS
$120,000
$100,000
$30,000
$20,000
$10,000
0
2004
2005
2006
2007
2008


RETURN ON EQUITY
100%
70%
20%
10%
0
2004
2005
2006
2007
2008


NEW ORDERS
DOLLARS IN THOUSANDS
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
0
2004
2005
2006
2007
2008


BACKLOG
DOLLARS IN THOUSANDS
$150,000
$120,000
$90,000
$60,000
$30,000
0
2004
2005
2006
2007
2008


RETURN ON INVESTED CAPITAL
80%
70%
20%
15%
10%
5%
0
2004
2005
2006
2007
2008

# THE L.B. FOSTER TEAM

## TEAMWORK

The employees at L.B. Foster have demonstrated time and again they are a team committed to helping the company, their community and each other. In September 2008, Hurricane Ike took aim at the Gulf Coast and employees at the Threaded Products facility in Houston, Texas raced to prepare their plant for the storm. Company telephones were forwarded to personal mobile lines to keep business communications open and customers were provided emergency contact information. The plant was carefully locked down to weather the wind and rain and team members were sent home to ride out the storm with their families.

As the intensity of Ike diminished, calls were placed to determine that all employees were safe and key team members began to work from home. The L.B. Foster Birmingham, Alabama plant became the communications center, coordinating efforts to reopen the Texas facility. The Birmingham team arranged for power generators to be delivered to the Houston area plant and the company's Hillsboro, Texas concrete buildings group sent technicians to install temporary electrical service. Houston Plant Manager Bobby Brogden and General Manager Gary Foerster spent many late night and early morning hours at the closed facility to manage its restart. The dedication of the L.B. Foster teams in Houston, Birmingham and Hillsboro brought the Texas plant back online with minimal downtime.

The employees of L.B. Foster's CXT Concrete Buildings group in Hillsboro also rallied to support one of the plant's foremen when he was diagnosed with a serious illness in August 2008. He required a leave of absence and was threatened with a loss of income during his recuperation. The Hillsboro team joined together to have funds withheld from their own paychecks to help him through this difficult period. The teams in all L.B. Foster facilities are concerned about the well-being of those around them and they maintain active commitments to assist with programs that benefit each other and their communities.

## CUSTOMER SERVICE

Exceptional customer service is at the forefront of the L.B. Foster culture. President and CEO Stan Hasselbusch said, "We reach out to our customers. We need to know what's right, what's wrong and how we can improve." L.B. Foster began measuring customer satisfaction several years ago and completed its fourth customer survey in 2008. Customers ranked overall satisfaction

**OVERALL CUSTOMER SATISFACTION**



5
4
3
2
1
0
2005
2006
2007
2008


**L.B. FOSTER COMPANY INJURY INCIDENCE RATE COMPARISION**



20
15
10
5
0
Total Recordable Incidence Rate
DART incidence Rate
2002
2003
2004
2005
2006
2007
2008

with our products and services very high. Our company is committed to maintaining this level of satisfaction and increasing the value we provide.

In business, first time purchasers are the most expensive and difficult to develop. Adding a new customer to our base of loyal repeat buyers requires great service, quality products and good value. L.B. Foster Company is hard at work building the processes and products required to create and maintain ongoing customer relationships. Our company is focused on growing new sales, increasing repeat business and expanding market share. L.B. Foster's service will shine at the beginning, middle and end of every customer purchase.

## OPERATIONAL IMPROVEMENTS

L.B. Foster made important operational improvements in 2008 to increase efficiency and add profitability. "Lean is the cornerstone of our efficiency initiatives. It drives our continued improvement in product quality, employee safety and productivity," according to John Kasel, Sr. Vice President, Operations and Manufacturing. L.B. Foster began implementing Lean manufacturing practices into its workflow in 2004 and later included distribution services in this efficiency program.

All company facilities have now incorporated Lean into in their processes, creating increased efficiency, reduced variation and improved product quality. Sales and administration functions within L.B. Foster were included in the 2008 Lean initiatives. Toward this end, Lean progress has been made in training, problem identification and departmental practices.

Ten L.B. Foster facilities are certified and operating within ISO 9001:2000 standards. Each of these plants is working toward attaining the updated ISO 9000:2008 certification in 2009. L.B. Foster's commitment to quality management also includes employee participation in Six Sigma strategies throughout the company.

***L.B. Foster's Houston, Birmingham and Hillsboro teams were hard at work during Hurricane Ike to get the Threaded Products facility locked down and then running again.***

## EMPLOYEE SAFETY

In 2002, L.B. Foster Company began a comprehensive safety and well-being program. This progressive agenda promotes workplace safety and employee satisfaction. These effective safety initiatives have provided our company with a shared concern for the health of all team members. The sustained efforts of L.B. Foster's employees have dramatically reduced workplace injuries. During the fall of 2008, a significant safety milestone was achieved when L.B. Foster reached a one year anniversary with no lost time injuries in any of its facilities.

The strong sales and production levels of 2008 demonstrate that L.B. Foster employees can meet the demands of this pace and maintain a safe workplace. Since 2002, the Total Recordable Incidence Rate, a measurement of injuries requiring medical treatment beyond first aid, has fallen at L.B. Foster facilities by 83%. The DART Incidence Rate, a measurement of injury severity based on days away from work, restricted duty or job transfer, has dropped by an extraordinary 85%. As 2009 begins, the L.B. Foster team continues to build on these high levels of performance and safety throughout our company. "We work each day to achieve a zero injury safety culture where no injury, regardless of severity, will be acceptable," stated President and CEO Stan Hasselbusch. Employees know that safety is and will continue to be a core value within our company.

# RAIL PRODUCTS

*L.B. Foster's Rail Products team developed several innovative new products in 2008 and is fast tracking their introduction to the rail industry.*

L.B. Foster Rail Products was hard at work in 2008 developing innovative new products and reaching successful sales and profit levels. The business units of Rail Products provide Class 1, transit, short line, regional and industrial rail systems with the products necessary to keep the world's railroads operating. L.B. Foster is a leading supplier of new and relay rail with related accessories, trackwork, direct fixation fasteners, insulated joints and concrete ties.

Our global rail team works hard to provide product innovation, turnkey project management and single source convenience. "L.B. Foster's full product and service offerings, including cradle to grave project management, add value and differentiate us in the market," said Greg Lippard, Vice President, Rail Products Sales. "Our hard work approach to value-added material sales and program coordination has resulted in favorable feedback from our customer satisfaction survey respondents. Our recognized approach should benefit us as we move into the future of the rail renaissance."

In 2008, L.B. Foster began several development programs to accelerate rail product introductions and add product value. Hakan Eksi, General Manager, Transit Products said, "We no longer rely on lengthy development cycles to innovate new products. Finite element analysis,



quick prototyping and testing at our Suwanee, Georgia laboratory have shortened cycle times and minimized iterations." L.B. Foster Rail Products' R&D efforts are driven by our customers' diverse requirements. Korhan Ciloglu, Research & Development Manager, Rail Products noted, "Our main goal is to provide effective and innovative solutions for our customers' needs. New products in development include next generation insulated rail joints that will offer significant extension in service life, improved track components and fasteners that reduce noise and vibration in slab track systems and innovative, energy efficient track electrification products."

Our Transit Products business unit operates L.B. Foster's rail products laboratory and markets power rail, direct fixation fasteners, coverboards and other special accessories to intercity and local transit systems. Allegheny Rail Products, another Rail Products unit, fabricates the ENDURA-JOINT™ bonded insulated rail joint, Toughcoat® polyencapsulated rail joint, wayside lubricators and other rail accessories at locations in Niles, Ohio and Pueblo, Colorado. Trackwork for certain customer segments is also manufactured at the Niles facility.

L.B. Foster's CXT Concrete Ties manufactures prestressed concrete railroad ties for heavy haul, transit and industrial rail markets at state-of-the-art facilities. In 2008, the company introduced the lightweight 529S concrete tie for industrial railroad applications. CXT and Rail Products sales representatives successfully rolled out this innovative new concrete tie to industry acclaim. "Our success came from the combined efforts of our respective teams. Together, we continue to promote the advantages of concrete ties over competing products and offer specific solutions to unique customer requirements," according to Mark Hammons, National Sales Manager, CXT Concrete Ties.

The Rail Products group is well positioned to enhance its market position during the years ahead. Our company has the team, the products and the value proposition to excel.

## RAIL PRODUCTS

| | | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|
| **Net Sales** | $ | 234,686,000 | 260,634,000 | 189,236,000 | 157,765,000 | 144,504,000 |
| **Gross Profit** | $ | 35,815,000 | 32,675,000 | 20,953,000 | 17,504,000 | 15,660,000 |
| **Segment Profit** | $ | 16,310,000 | 14,508,000 | 6,147,000 | 4,495,000 | 3,413,000 |
| **Segment Assets** | $ | 113,367,000 | 97,511,000 | 114,766,000 | 66,400,000 | 47,992,000 |

# CONSTRUCTION PRODUCTS

In 2008, L.B. Foster Construction Products was hard at work posting sales increases for its piling, concrete buildings and bridge groups. These business units manufacture and distribute products for highways, ports, parks, bridges and other industrial applications. Increased spending in construction markets caused net sales and gross profit to grow for the combined businesses. Expenditures for repair and renovation of our national infrastructure are expected to fuel new sales in 2009 for the Construction Products group.

L.B. Foster Piling is the primary distributor of construction materials and services offered by some of America's foremost steel products manufacturers and engineers. Piling maintains important strategic relationships with Gerdau Ameristeel, Northwest Pipe Company and PND Engineers, Inc. Our professional team of product managers and sales representatives markets the products and services of these industry leading companies to utility, transportation, government and industrial customers. L.B. Foster offers the market knowledge and product experience required to supply materials for many of our nation's most significant construction projects.

Our Piling unit distributes a full line of sheet and H piling manufactured by Gerdau Ameristeel in Midlothian, Texas and Petersburg, Virginia. "We are impressed with their partnership approach and strong commitment to expand the domestic steel piling market," said DonFoster, Sr. Vice President, Construction Products. "We have a very strong relationship with Gerdau Ameristeel." Northwest Pipe relies on the L.B. Foster Construction Products team to manage sales of their pipe piling products to the construction market. Northwest produces pipe piling



at facilities located throughout the United States and works closely with L.B. Foster to provide products for heavy construction applications.

Construction Products benefits from an important strategic alliance with PND Engineers, Inc. of Anchorage, Alaska. PND developed OPEN CELL SHEET PILE® technology and holds the patents for this innovative structural piling solution. L.B. Foster Piling and PND have worked successfully to market this cost-effective alternative to traditional piling structures. "Our combined efforts to promote this field-proven technique continued to generate great interest with engineers, designers and government agencies in 2008," noted Phil Wright, Marketing Manager, Construction Products.

L.B. Foster is working with key suppliers to develop new products for the heavy construction market. "In 2008 we developed an innovative pipe pile that reduces transportation costs and requires less construction fill. Our TRU12™ pile offers real project savings over traditional 12 inch diameter pipe piling," said Eric Hagen, Product Manager, Construction Products. "Our goal in 2009 is to supply the widest range of products to meet all of our customers' piling requirements."

The Fabricated Bridge Products and Precise Structural Products business units of L.B. Foster manufacture structural steel materials for use in the construction and repair of bridges nationwide. These fabricated products include steel grid decking, drainage systems, aluminum and steel bridge rail, stringer beams and steel trusses.

***Our Piling team answered the need for competitive product pricing with the introduction of TRU12, an innovative pipe piling that reduces material and transportation costs.***

The government's focus on rebuilding our nation's infrastructure will fuel sales for these L.B. Foster products in 2009.

CXT Concrete Buildings is a unique group within Construction Products that marries L.B. Foster's experience with precast concrete to the manufacture of pre-fabricated buildings. CXT produces precast concrete restrooms and utility buildings for low maintenance, high use applications. Our company markets these ready-to-use structures primarily to municipal, state and federal government agencies for park and recreational service.

CXT expanded its product line in 2008 with additional models offering new features and floorplans. CXT Concrete Buildings is the largest manufacturer of precast concrete structures in the United States. Our production facilities are strategically located in Spokane, Washington and Hillsboro, Texas to supply our products to markets nationwide.

## CONSTRUCTION PRODUCTS

| | | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|
| **Net Sales** | $ | 243,103,000 | 211,867,000 | 180,797,000 | 147,401,000 | 109,822,000 |
| **Gross Profit** | $ | 49,369,000 | 36,501,000 | 28,925,000 | 17,384,000 | 13,113,000 |
| **Segment Profit** | $ | 28,736,000 | 18,227,000 | 12,172,000 | 2,965,000 | 856,000 |
| **Segment Assets** | $ | 94,709,000 | 97,801,000 | 86,007,000 | 74,873,000 | 47,631,000 |

# TUBULAR PRODUCTS

*Every member of L.B. Foster's Birmingham team works hard each day to maintain their extraordinary safety record that exceeds 800,000 accident-free man hours since March 2001.*

The business units of L.B. Foster Tubular Products posted positive results at or near record levels in 2008. Tubular's Coated Products and Threaded Products groups reached safety and quality highs that eclipsed past year performances. These business units demonstrated the hard work and concern for quality that will sustain L.B. Foster as a market leader in 2009.

The L.B. Foster product quality program is built on a foundation of ISO 9001:2000 standards maintained by our professional technicians. " Our quality is unsurpassed in the pipeline coatings and water well markets," noted Merry Brumbaugh, Vice President, Tubular Products.

## COATED PRODUCTS

In 2008, the L.B. Foster Coated Products pipe coating facility in Birmingham, Alabama continued its successful strategic partnership with American Cast Iron Pipe Company (ACIPCO). This dual layer facility applies Fusion Bond Epoxy and Abrasion Resistant Overcoating on steel line pipe manufactured by ACIPCO. Our joint efforts with this industry-leading pipe manufacturer insure customers receive the highest quality product on time and to their unique specifications.

The Birmingham coating plant reached an important safety milestone on December 31, 2008 when it exceeded 800,000 man hours without a lost time accident. This accident-free period began in March 2001 and demonstrates the team's ability to increase volume significantly without losing sight of L.B. Foster's ongoing concern for employee safety.

L.B. Foster Coated Products is also hard at work reducing its energy consumption by adjusting work schedules to off-peak power hours and modifying plant equipment to increase energy efficiency. In 2009, the Birmingham


PETTIBONE
CARY-LIFT

team is readying the facility to participate in the new ISO standards that will include a focus on improving environmental protection in industrial processes.

## THREADED PRODUCTS

L.B. Foster Threaded Products provides water system tubular products for use in agricultural, municipal and industrial markets. The Houston-based group distributes threaded pipe, flanged pump column and accessories for vertical turbines and submersible pumps.

The year 2008 was important in many areas for L.B. Foster Threaded Products. The business unit exceeded sales projections and a program was begun to increase production capacity.

This program includes developing manufacturing processes that will employ the most modern techniques and equipment used for the production of CNC threaded pipe and pipe accessories for the water well market. The added capacity and improved manufacturing efficiency will allow the Threaded Products group to increase its product offerings to an expanded geographic base.



## TUBULAR PRODUCTS

| | | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|---|
| **Net Sales** | $ | 34,803,000 | 36,480,000 | 19,755,000 | 20,824,000 | 16,883,000 |
| **Gross Profit** | $ | 9,158,000 | 10,092,000 | 3,920,000 | 4,264,000 | 3,416,000 |
| **Segment Profit** | $ | 6,873,000 | 7,765,000 | 1,870,000 | 2,413,000 | 1,705,000 |
| **Segment Assets** | $ | 13,870,000 | 9,457,000 | 9,605,000 | 9,824,000 | 6,614,000 |

# *We're Hard at Work*











L.B. Foster's Houston team was hard at work readying their facility for the onslaught of a destructive storm in the second week of September 2008. As Hurricane Ike approached the Texas Gulf Coast, arrangements were being made throughout our company to minimize the plant's downtime. Two weeks later, this country was hit with a financial storm that wreaked havoc across many sectors of the nation's economy. Our employees worked hard to prepare L.B. Foster to weather Ike and the financial crisis.

L.B. Foster Company prospered despite the powerful hurricane of 2008 and it will do the same in 2009 as it successfully navigates through this nation's economic malaise. Our company is built on the hard work of team members who have pulled together to raise L.B. Foster to a level of excellence in product development, customer service and employee safety. Even in this difficult economic climate, our team will continue to create opportunities and build successes. Wherever rail, construction, utility and energy products are working hard, L.B. Foster is hard at work.

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2008**



**Or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission File Number 0-10436**

# L. B. FOSTER COMPANY

*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Pennsylvania**<br>*(State of Incorporation)* | **25-1324733**<br>*(I.R.S. Employer Identification No.)* |
| **415 Holiday Drive, Pittsburgh, Pennsylvania**<br>*(Address of principal executive offices)* | **15220**<br>*(Zip Code)* |

**Registrant's telephone number, including area code:**
**(412) 928-3417**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, Par Value $0.01 | NASDAQ Global Select Market |

**Securities registered pursuant to Section 12(g) of the Act:**
**None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter was $343,236,606.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

| Class | Outstanding at February 17, 2009 |
|---|---|
| Common Stock, Par Value $0.01 | 10,225,855 shares |

Documents Incorporated by Reference:

Portions of the Proxy Statement prepared for the 2009 annual meeting of stockholders are incorporated by reference in Items 10, 11, 12 and 14 of Part III.

## TABLE OF CONTENTS

### PART I



### PART II



### PART III



### PART IV

# PART I

## ITEM 1. *BUSINESS*

### Summary Description of Businesses

L. B. Foster Company is a leading manufacturer, fabricator and distributor of products and services for the rail, construction, energy and utility markets. As used herein, "Foster" or the "Company" means L. B. Foster Company and its divisions and subsidiaries, unless the context otherwise requires.

For rail markets, Foster provides a full line of new and used rail, trackwork, and accessories to railroads, mines and industry. The Company also designs and produces concrete railroad ties, insulated rail joints, power rail, track fasteners, coverboards and special accessories for mass transit and other rail systems worldwide.

For the construction industry, the Company sells steel sheet piling, H-bearing piling, pipe piling and provides rental sheet piling for foundation requirements. In addition, Foster supplies precast concrete buildings, fabricated structural steel, bridge decking, bridge railing, expansion joints and other products for highway construction and repair.

For tubular markets, the Company supplies pipe coatings for natural gas pipelines and utilities. The Company also produces threaded pipe products for industrial water well and irrigation markets and sells micropiles for construction foundation repair and slope stabilization.

The Company classifies its activities into three business segments: Rail products, Construction products, and Tubular products. Financial information concerning the segments is set forth in Item 8, Note 20. The following table shows for the last three fiscal years the net sales generated by each of the current business segments as a percentage of total net sales.

| | Percentage of Net Sales | | |
|---|---|---|---|
| | **2008** | 2007 | 2006 |
| Rail Products | **46%** | 51% | 49% |
| Construction Products | **47%** | 42% | 46% |
| Tubular Products | **7%** | 7% | 5% |
| | **100%** | 100% | 100% |

## RAIL PRODUCTS

L. B. Foster Company's rail products include heavy and light rail, relay rail, concrete ties, insulated rail joints, rail accessories and transit products. The Company is a major rail products supplier to industrial plants, contractors, railroads, mines and mass transit systems.

The Company sells heavy rail mainly to transit authorities, industrial companies, and rail contractors for railroad sidings, plant trackage, and other carrier and material handling applications. Additionally, the Company sells some heavy rail to railroad companies and to foreign buyers. The Company sells light rail for mining and material handling applications.

Rail accessories include trackwork, ties, track spikes, bolts, angle bars and other products required to install or maintain rail lines. These products are sold to railroads, rail contractors, industrial customers, and transit agencies and are manufactured within the Company or purchased from other manufacturers.

The Company's Allegheny Rail Products (ARP) division engineers and markets insulated rail joints and related accessories for the railroad and mass transit industries. Insulated joints are manufactured at the Company's facilities in Pueblo, CO and Niles, OH.

The Company's Transit Products division supplies power rail, direct fixation fasteners, coverboards and special accessories primarily for mass transit systems. Most of these products are manufactured by subcontractors and are usually sold by sealed bid to transit authorities or to rail contractors, worldwide.

The Company's Trackwork division produces new and relay trackwork for industrial and export markets.

The Company's CXT subsidiary manufactures engineered concrete railroad ties for the railroad and transit industries at its facilities in Spokane, WA, Grand Island, NE and Tucson, AZ.

## CONSTRUCTION PRODUCTS

L. B. Foster Company's construction products consist of sheet, pipe and bearing piling, fabricated highway products, and precast concrete buildings.

Sheet piling products are interlocking structural steel sections that are generally used to provide lateral support at construction sites. Bearing piling products are steel H-beam sections which, in their principal use, are driven into the ground for support of structures such as bridge piers and high-rise buildings. Sheet piling is sold or rented and bearing piling is sold principally to public projects as well as the private sector.

Other construction products consist of precast concrete buildings, sold principally to national and state parks, and fabricated highway products. Fabricated highway products consist principally of fabricated structural steel, bridge decking, aluminum and steel bridge rail and other bridge products, which are fabricated by the Company. The major purchasers of these products are contractors for state, municipal and other governmental projects.

Sales of the Company's construction products are partly dependent upon the level of activity in the construction industry. Accordingly, sales of these products have traditionally been somewhat higher during the second and third quarters than during the first and fourth quarters of each year.

## TUBULAR PRODUCTS

The Company provides fusion bond and other coatings for corrosion protection on oil, gas and other pipelines. The Company also supplies special pipe products such as water well casing, column pipe, couplings, and related products for agricultural, municipal and industrial water wells. In addition, the Company sells micropiles for construction foundation repair and slope stabilization.

## MARKETING AND COMPETITION

L. B. Foster Company generally markets its rail, construction and tubular products directly in all major industrial areas of the United States through a national sales force of 50 people, including outside sales, inside sales, and customer service representatives. The Company maintains 14 sales offices and 15 warehouses, plant and yard facilities located throughout the country. During 2008, approximately 6% of the Company's total sales were for export.

The major markets for the Company's products are highly competitive. Product availability, quality, service and price are principal factors of competition within each of these markets. No other company provides the same product mix to the various markets the Company serves. There are one or more companies that compete with the Company in each product line. Therefore, the Company faces significant competition from different groups of companies.

## RAW MATERIALS AND SUPPLIES

Most of the Company's inventory is purchased in the form of finished or semi-finished product. With the exception of relay rail which is purchased from railroads or rail take-up contractors, the Company purchases most of its inventory from domestic and foreign steel producers. There are few domestic suppliers of new rail products and the Company could be adversely affected if a domestic supplier ceased making such material available to the Company. Additionally, the Company has an agreement with a steel mill to distribute steel sheet piling and bearing pile in North America. The Company also purchases cement and aggregate used in its concrete railroad tie and precast concrete building businesses from a variety of suppliers. The Company's purchases from foreign suppliers are subject to the usual risks associated with changes in international conditions and to United States laws which could impose import restrictions on selected classes of products and anti-dumping duties if products are sold in the United States below certain prices.

## BACKLOG

The dollar amount of firm, unfilled customer orders at December 31, 2008 and 2007 from continuing operations by business segment follows:

| | December 31, | |
|---|---|---|
| | **2008** | **2007** |
| | **In thousands** | |
| Rail Products | **$ 68,438** | $ 61,597 |
| Construction Products | **57,626** | 70,342 |
| Tubular Products | **6,524** | 6,375 |
| Total from Continuing Operations | **$132,588** | $138,314 |

Approximately 3% of the December 31, 2008 backlog is related to projects that will extend beyond 2009.

## RESEARCH AND DEVELOPMENT

The Company's expenditures for research and development are not material.

## ENVIRONMENTAL DISCLOSURES

It is not possible to quantify the potential impact of actions regarding environmental matters, particularly for future remediation and other compliance efforts. In the opinion of management, compliance with environmental protection laws will not have a material adverse effect on the financial condition, competitive position, or capital expenditures of the Company. However, the Company's efforts to comply with stringent environmental regulations may have an adverse effect on the Company's future earnings.

In December 2008, the Company received a Third-Party Complaint, filed in the U.S. District Court for the Western District of Oklahoma, alleging that the Company and others were responsible for certain contamination which migrated to adjacent properties in Payne County, Oklahoma. The Company is alleged to have owned the initially contaminated property pursuant to a 1978 quit claim deed. The Company sold, by quit claim deed, its interests, if any, in this property in 1979. The Company has referred this matter to its insurance carrier and, subject to reservations, the insurance carrier is defending this claim.

## EMPLOYEES AND EMPLOYEE RELATIONS

As of December 2008, the Company had 641 employees, of whom 379 are hourly production workers and 262 are salaried employees. Approximately 140 of the hourly paid employees are represented by unions. The Company has not suffered any major work stoppages during the past five years and considers its relations with its employees to be satisfactory.

Substantially all of the Company's hourly paid employees are covered by one of the Company's noncontributory, defined benefit plans or defined contribution plans. Substantially all of the Company's salaried employees are covered by a defined contribution plan.

## ITEM 1A. *RISK FACTORS*

### Forward Looking Statements

We make forward looking statements in this report based upon management's understanding of our business and markets and on information currently available to us. Such statements include information regarding future events and expectations and frequently include words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," or other similar expressions.

Forward looking statements include known and unknown risks and uncertainties. Actual future results may differ greatly from these statements and expectations that we express in this report. We encourage all readers to carefully consider the Risk Factors below and all the information presented in our 2008 Annual Report on Form 10-K and caution you not to rely unduly on any forward looking statements.

The forward looking statements in this report are made as of the date of this report and we assume no obligation to update or revise any forward looking statement, whether as a result of new information, future developments or otherwise.

## Risks and Uncertainties

### *General Economic Conditions*

We could be adversely impacted by prolonged negative changes in economic conditions affecting either our suppliers or customers as well as the capital markets. No assurances can be given that we will be able to successfully mitigate various prolonged uncertainties including materials cost variability, delayed or reduced customer payments and access to available capital resources outside of operations.

### *Markets and Competition*

We face strong competition in all of the markets in which we participate. Our response to competitor pricing actions and new competitor entries into our product lines, could negatively impact our overall pricing in the marketplace. Efforts to improve pricing could negatively impact our sales volume in all product categories. Significant negative developments in these areas could adversely affect our financial results and condition.

### *Customer Reliance*

Foster could be adversely affected by changes in the business or financial condition of a customer or customers. No assurances can be given that a significant downturn in the business or financial condition of a customer, or customers, would not impact our results of operations and /or financial condition.

A significant decrease in capital spending by our railroad customers could negatively impact our product revenue. The Company's CXT Rail operation and Allegheny Rail Products division are dependent on the Union Pacific Railroad (UPRR) for a significant portion of their business. The CXT Rail operation was awarded a long-term contract from the UPRR for the supply of prestressed concrete railroad ties. CXT Rail expanded and modernized its Grand Island, NE plant in 2005, and completed construction of a new facility in Tucson, AZ in 2006 to accommodate the contract's requirements. UPRR has agreed to purchase minimum annual quantities from the Grand Island, NE facility through December 2010, and the Tucson, AZ facility through December 2012.

A substantial portion of our operations are heavily dependent on governmental funding of infrastructure projects. Many of these projects have "Buy America" or "Buy American" provisions. Significant changes in the level of government funding of these projects could have a favorable or unfavorable impact on our operating results. Additionally, government actions concerning "Buy America" provisions, taxation, tariffs, the environment, or other matters could impact our operating results.

### *Supplier Reliance*

In our rail and piling distributed products businesses, we rely on one or two suppliers for key products that we sell to our customers. No assurances can be given that a significant downturn in the business of one of these suppliers, a disruption in their manufacturing operations, an unwillingness to continue to sell to us or a disruption in the availability of existing and new piling and rail products would not adversely impact our financial results.

A significant portion of our Construction segment net sales and profits are related to the purchase and resale of piling products. Our primary supplier relationship with Gerdau Ameristeel Corporation remains intact. However, no assurances can be given and if we are unable to continue to distribute the products of Gerdau Ameristeel Corporation, our results of operations and liquidity could be adversely affected.

### *Raw Material Costs and Availability*

Most of Foster's businesses utilize steel as a significant product component. The steel industry is cyclical and prices as well as availability are subject to international market forces. We also use significant amounts of cement and aggregate in our concrete railroad tie and our precast concrete building businesses. Cement and aggregate prices have been increasing over recent years. This has not yet had a significant impact on the Company. No assurances can be given that our financial results would not be adversely affected if prices or availability of these materials were to change in a significantly unfavorable manner.

***Acquisition Growth Strategy***

We continue to evaluate acquisition opportunities that have the potential to support and strengthen our business. We can give no assurances that any opportunity will arise or if they do, that they will be consummated or that potential additional financing will be available. In addition, acquisitions involve inherent risks that the acquired business will not perform in accordance with our expectations. We may not be able to achieve the synergies and other benefits we expect from the integration as successfully or rapidly as projected, if at all. Our failure to integrate newly acquired operations could prevent us from realizing our expected rate of return on an acquired business and could have a material or adverse effect on our results of operations and financial condition.

***Union Workforce and Labor Relations***

Three of the Company's manufacturing facilities are staffed by employees represented by labor unions. These 135 employees are currently working under two separate collective bargaining agreements.

In October 2007, we negotiated the renewal of the collective bargaining agreement with our Spokane, WA workforce represented by the United Steelworkers Local Number 338. This agreement, covering approximately 110 employees, expires in September 2011.

In March 2008, we negotiated the renewal of the collective bargaining agreement with our Bedford, PA workforce represented by the Shopman's Local Union Number 527. This agreement, covering approximately 30 employees, expires in March 2011.

Additionally, the existing collective bargaining agreements may not prevent a work stoppage at L. B. Foster's facilities.

***Legal Contingencies***

Changes in our expectations of the outcome of certain legal actions could vary materially from our current expectations and adversely affect our financial results and/or financial condition.

***DM&E Contingent Payments***

As part of the 2007 sale of our investment in the Dakota, Minnesota and Eastern Railroad (DM&E) to the Canadian Pacific Railway Limited (CP), we exchanged our investment in the common stock and warrants for future contingent payments based on (i) construction commencing on the Powder River Basin Expansion Project (PRB) and (ii) certain PRB tonnage thresholds being surpassed. The CP is obligated to pay the DM&E's former equity holders an aggregate of $350.0 million, plus interest at 5% per annum, if the CP commences construction of the PRB expansion prior to December 31, 2025. Additionally, CP shall cause the equity holders to receive certain payments not to exceed $707.0 million if the CP attains milestones, as set forth in the sales agreement, related to PRB coal tonnage thresholds prior to December 31, 2025.

Our share of any of this construction milestone payment or individual future coal milestone payments, if any such payments are made, prior to expenses and any offsets, is approximately 12¼%. No assurances can be given that any of these payments will be made and the CP has stated that it may take several years for it to determine whether to construct the PRB expansion. For more information regarding the sale of our investment in the DM&E, please see our Management's Discussion and Analysis of Financial Condition and Results of Operations in Form 10-K for the year ended December 31, 2007.

*Unexpected Events*

Unexpected events including fires or explosions at facilities, natural disasters, war, unplanned outages, equipment failures, failure to meet product specifications, or a disruption in certain of our operations may cause our operating costs to increase or otherwise impact our financial performance.

## ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

## ITEM 2. *PROPERTIES*

The location and general description of the principal properties which are owned or leased by L. B. Foster Company, together with the segment of the Company's business using the properties, are set forth in the following table:

| Location | Function | Acres | Business Segment | Lease Expires |
|---|---|---|---|---|
| Bedford, PA | Bridge component fabricating plant. | 10 | Construction | Owned |
| Birmingham, AL | Pipe coating facility. | 32 | Tubular | 2017 |
| Georgetown, MA | Bridge component fabricating plant. | 11 | Construction | Owned |
| Grand Island, NE | CXT concrete tie plant. | 9 | Rail | 2010 |
| Hillsboro, TX | Precast concrete facility. | 9 | Construction | 2012 |
| Houston, TX | Casing, upset tubing, threading, heat treating and painting. Yard storage. | 20 | Tubular, Rail and Construction | 2018 |
| Niles, OH | Rail fabrication. Trackwork manufacturing. Yard storage. | 35 | Rail | Owned |
| Petersburg, VA | Piling storage facility. | 48 | Construction | Owned |
| Pueblo, CO | Rail joint manufacturing and lubricator assembly. | 9 | Rail | Owned |
| Spokane, WA | CXT concrete tie plant. | 13 | Rail | 2010 |
| Spokane, WA | Precast concrete facility. | 5 | Construction | 2012 |
| Tucson, AZ | CXT concrete tie plant. | 19 | Rail | 2012 |

Including the properties listed above, the Company has 14 sales offices, including its headquarters in Pittsburgh, PA, and 15 warehouses, plant and yard facilities located throughout the country. The Company's facilities are in good condition.

## ITEM 3. *LEGAL PROCEEDINGS*

In the second quarter of 2004, a gas company filed a complaint against the Company in Allegheny County, PA, alleging that in 1989 the Company had applied epoxy coating on 25,000 feet of pipe and that, as a result of inadequate surface preparation of the pipe, the coating had blistered and deteriorated. The Company does not believe that the gas company's alleged problems are the Company's responsibility. Although no assurances can be given, the Company believes that it has meritorious defenses to such claims and will vigorously defend against such a suit. The Company's insurance carrier, although it reserved its right to deny coverage, has undertaken the defense of this claim.

In November 2005, the City of Clearfield, Utah, filed suit in the Second District Court, Davis County, Utah, against the Utah Department of Transportation, a general contractor, four design engineers and/or consultants, a bonding company and the Company. The City alleged that the design and engineering of an overpass in 2000 had been faulty and that the Company had provided the mechanical stabilized earth wall system for the project. The City alleged that the embankment to the overpass began, in 2001, to fail and slide away from the stabilized earth wall system, resulting in damage in excess of $3.0 million. The Company believes that it has meritorious defenses to these claims, that the Company's products complied with all applicable specifications and that other factors accounted for any alleged failure. The Company has referred this matter to its insurance carrier, which, although it reserved its right to deny coverage, has undertaken the defense of this claim.

In December 2008, the Company received a Third-Party Complaint, filed in the US. District Court for the Western District of Oklahoma, alleging that the Company and others were responsible for certain contamination which migrated to adjacent properties in Payne County, Oklahoma. The Company is alleged to have owned the initially contaminated property pursuant to a 1978 quit claim deed. The Company sold, by quit claim deed, its interests, if any, in this property in 1979. The Company has referred this matter to its insurance carrier and, subject to reservations, the insurance carrier is defending this claim.

## ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None.

## ITEM 4A. *EXECUTIVE OFFICERS OF THE REGISTRANT*

Information concerning the executive officers of the Company is set forth below.

| Name | Age | Position |
|---|---|---|
| Stan L. Hasselbusch | 61 | President and Chief Executive Officer |
| Merry L. Brumbaugh | 51 | Vice President — Tubular Products |
| Samuel K. Fisher | 56 | Senior Vice President — Rail |
| Donald L. Foster | 53 | Senior Vice President — Construction Products |
| Kevin R. Haugh | 52 | Vice President — CXT Concrete Products |
| John F. Kasel | 44 | Senior Vice President — Operations and Manufacturing |
| Brian H. Kelly | 49 | Vice President — Human Resources |
| Gregory W. Lippard | 40 | Vice President — Rail Product Sales |
| Linda K. Patterson | 59 | Controller |
| David J. Russo | 50 | Senior Vice President, Chief Financial Officer and Treasurer |
| David R. Sauder | 38 | Vice President — Global Business Development |
| David L. Voltz | 56 | Vice President, General Counsel and Secretary |

*Mr. Hasselbusch* has been Chief Executive Officer and a director of the Company since January 2002, and President of the Company since March 2000. He served as Vice President — Construction and Tubular Products from December 1996 to December 1998 and as Chief Operating Officer from January 1999 until he was named Chief Executive Officer in January 2002.

*Ms. Brumbaugh* was elected Vice President — Tubular Products in November 2004, having previously served as General Manager, Coated Products since 1996. Ms. Brumbaugh has served in various capacities with the Company since her initial employment in 1980.

*Mr. Fisher* was elected Senior Vice President — Rail in October 2002, having previously served as Senior Vice President — Product Management since June 2000. From October 1997 until June 2000, Mr. Fisher served as Vice President — Rail Procurement. Prior to October 1997, Mr. Fisher served in various other capacities with the Company since his employment in 1977.

*Mr. Donald Foster* was elected Senior Vice President — Construction Products in February 2005, after having served as Vice President — Piling Products since November 2004 and General Manager of Piling since September 2004. Prior to joining the Company, Mr. Foster was President of Metalsbridge, a financed supply chain logistics entity. He served U.S. Steel Corporation as an officer from 1999 to 2003. During that time, Mr. Foster functioned as

Vice President International, President of UEC Technologies and President, United States Steel International, Inc. Since joining U.S. Steel Corporation in 1979 he served in a number of general management roles in the distribution and construction markets.

*Mr. Haugh* was elected Vice President — CXT Concrete Products in March 2008 after joining the organization in February 2008. Prior to joining the Company, Mr. Haugh served as Executive Vice President of CANAC, Inc., a subsidiary of Savage Services, and Senior Vice President of Savage Services from 2001 to 2008. His career also included President of Railserve, Inc. prior to 2001.

*Mr. Kasel* was elected Senior Vice President — Operations and Manufacturing in May 2005 having previously served as Vice President — Operations and Manufacturing since April 2003. Mr. Kasel served as Vice President of Operations for Mammoth, Inc., a Nortek company from 2000 to 2003. His career also included General Manager of Robertshaw Controls and Operations Manager of Shizuki America prior to 2000.

*Mr. Kelly* was elected Vice President, Human Resources in October 2006 after joining the organization in September 2006. Prior to joining the Company, Mr. Kelly headed Human Resources for 84 Lumber Company from June 2004. Previously, he served as a Director of Human Resources for American Greetings Corp from June 1994 to June 2004, and he began his career with Nabisco in 1984, serving in progressively responsible generalist human resources positions in both plants and the headquarters.

*Mr. Lippard* was elected Vice President — Rail Product Sales in June 2000. Prior to re-joining the Company in 2000, Mr. Lippard served as Vice President — International Trading for Tube City, Inc. from June 1998. Mr. Lippard served in various other capacities with the Company since his initial employment in 1991.

*Ms. Patterson* was elected Controller in February 1999, having previously served as Assistant Controller since May 1997 and Manager of Accounting since March 1988. Prior to March 1988, Ms. Patterson served in various other capacities with the Company since her employment in 1977.

*Mr. Russo* was elected Senior Vice President, Chief Financial Officer and Treasurer in December 2002, having previously served as Vice President and Chief Financial Officer since July 2002. Mr. Russo was Corporate Controller of WESCO International Inc., a distributor of electrical and industrial MRO supplies and integrated supply services, from 1999 until joining the Company in 2002. Mr. Russo also served as Corporate Controller of Life Fitness Inc., an international designer, manufacturer and distributor of aerobic and strength training fitness equipment.

*Mr. Sauder* was elected Vice President — Global Business Development upon joining the Company in November 2008. Prior to joining the Company, Mr. Sauder was Director, Global Business Development at Joy Mining Machinery where he was responsible for leading mergers and acquisitions and new business initiatives from December 2007. Prior to that, he was Manager, Business Development for Eaton Corporation from April 2006 to December 2007. He previously held various positions of increasing responsibility at Duquesne Light Company from August 1998 to April 2006 and PNC Bank from February 1993 to August 1998.

*Mr. Voltz* was elected Vice President, General Counsel and Secretary in December 1987. Mr. Voltz joined the Company in 1981.

Officers are elected annually at the organizational meeting of the Board of Directors following the annual meeting of stockholders.

**Code of Ethics**

L. B. Foster Company has a legal and ethical conduct policy applicable to all directors and employees, including its Chief Executive Officer, Chief Financial Officer and Controller. This policy is posted on the Company's website, *www.lbfoster.com*. The Company intends to satisfy the disclosure requirement regarding certain amendments to, or waivers from, provisions of its policy by posting such information on the Company's website.

## PART II

### ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

**Stock Market Information**

The Company had 546 common shareholders of record on January 31, 2009. Common stock prices are quoted daily through the NASDAQ Global Select Market quotation service (Symbol FSTR). The quarterly high and low bid price quotations for common shares (which represent prices between broker-dealers and do not include markup, markdown or commission and may not necessarily represent actual transactions) follow:

| | 2008 | | 2007 | |
|---|---|---|---|---|
| Quarter | High | Low | High | Low |
| First | **$51.57** | **$36.43** | $25.92 | $18.21 |
| Second | **47.96** | **31.02** | 28.68 | 20.41 |
| Third | **39.38** | **29.61** | 44.72 | 29.42 |
| Fourth | **34.85** | **20.46** | 57.97 | 38.15 |

**Dividends**

No cash dividends were paid on the Company's Common stock during 2008 and 2007, and the Company has no plan to pay dividends in the foreseeable future. The Company's ability to pay cash dividends is limited by its revolving credit agreement.

**Performance Graph**

The following table compares total shareholder returns for the Company over the last five years to the NASDAQ Composite Index and the Company's Peer Group assuming a $100 investment made on December 31, 2003. Each of the three measures of cumulative total return assumes reinvestment of dividends. The stock performance shown on the graph below is not necessarily indicative of future price performance.

The Company's Peer Group is composed of Michael Baker Corp., A.M. Castle & Co., Greenbriar Cos., Inc., Northwest Pipe Co, Texas Industries Inc. and Wabtec Corporation. The Company's peer group was established by selecting similar companies in the rail, construction and steel industries.

**COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN***
**Among L.B. Foster Company, The NASDAQ Composite Index**
**And A Peer Group**


$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
L.B. Foster Company
NASDAQ Composite
Peer Group
12/03
12/04
12/05
12/06
12/07
12/08

* $100 invested on 12/31/03 in stock & index-including reinvestment of dividends. Fiscal year ending December 31.

| | Cumulative Total Return | | | | | |
|---|---|---|---|---|---|---|
| | 12/03 | 12/04 | 12/05 | 12/06 | 12/07 | 12/08 |
| **L.B. Foster Company** | $100.00 | $146.46 | $228.83 | $398.62 | $795.85 | $481.23 |
| **NASDAQ Composite** | 100.00 | 110.08 | 112.88 | 126.51 | 138.13 | 80.47 |
| **Peer Group** | 100.00 | 158.86 | 182.36 | 213.52 | 235.96 | 177.01 |

### Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2008 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by shareholders | 194,700 | $5.54 | 471,627 |
| Equity compensation plans not approved by shareholders | — | — | — |
| Total | 194,700 | $5.54 | 471,627 |

The Company awarded shares of its common stock to its outside directors on a biannual basis from June 2000 through January 2003 under an arrangement not approved by the Company's shareholders. A total of 22,984 shares of common stock were so awarded and this program has been terminated. At the Company's 2003 Annual Shareholders' Meeting, a new plan was approved by the Company's shareholders under which outside directors received 2,500 shares of the Company's common stock at each annual shareholder meeting at which such outside director was elected or re-elected, commencing with the Company's 2003 Annual Shareholders' Meeting. Through 2005 there were 30,000 shares issued under this plan. This plan was discontinued on May 24, 2006 when the Company's shareholders approved the 2006 Omnibus Incentive Plan. Under the 2006 Omnibus Incentive Plan, non-employee directors automatically are awarded 3,500 shares, or a lesser amount determined by the directors, of the Company's common stock at each annual shareholder meeting at which such non-employee director is elected or re-elected, commencing May 24, 2006. Through December 31, 2008 there were 45,500 fully vested shares issued under the 2006 Omnibus Incentive Plan to non-employee directors. Additionally, pursuant to the 2006 Omnibus Incentive Plan, during 2008 the Company issued to its officers approximately 11,000 fully-vested shares in lieu of a cash payment earned under the Three Year Incentive Plan.

### Issuer Purchases of Equity Securities

The Company's and affiliated purchaser's purchases of equity securities for the three month period ended December 31, 2008 were as follows:

| | Total Number of Shares Purchased(1) | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| Nine months ended September 30, 2008 | 569,909 | $34.80 | 569,909 | $ 5,169,810 |
| October 1, 2008 — October 31, 2008 | 224,400 | 22.05 | 224,400 | 15,221,790 |
| November 1, 2008 — November 30, 2008 | 71,223 | 23.92 | 71,223 | 13,518,222 |
| December 1, 2008 — December 31, 2008 | — | — | — | — |
| Total | 865,532 | $30.60 | 865,532 | $13,518,222 |

(1) On May 12, 2008, the Board of Directors authorized the repurchase of up to $25,000,000 of the Company's common shares until June 30, 2010. On October 28, 2008, the Board of Directors authorized the repurchase of up to an additional $15,000,000 of the Company's common shares until December 31, 2010 at which time this authorization will expire.

## ITEM 6. *SELECTED FINANCIAL DATA*

| Income Statement Data | 2008(1) | 2007(2) | 2006(3) | 2005(4)(5) | 2004(4)(6) |
|---|---|---|---|---|---|
| | Year Ended December 31, (All amounts are in thousands, except per share data) | | | | |
| Net sales | **$512,592** | $508,981 | $389,788 | $325,990 | $271,209 |
| Operating profit | **$ 39,249** | $ 38,980 | $ 17,934 | $ 8,210 | $ 1,780 |
| Income from continuing operations | **$ 27,746** | $110,724 | $ 10,715 | $ 4,848 | $ 889 |
| (Loss) income from discontinued operations, net of tax | **—** | (31) | 2,815 | 586 | 591 |
| Net income | **$ 27,746** | $110,693 | $ 13,530 | $ 5,434 | $ 1,480 |
| Basic earnings per common share: | | | | | |
| Continuing operations | **$ 2.60** | $ 10.39 | $ 1.03 | $ 0.48 | $ 0.09 |
| Discontinued operations | **—** | — | 0.27 | 0.06 | 0.06 |
| Basic earnings per common share | **$ 2.60** | $ 10.39 | $ 1.30 | $ 0.54 | $ 0.15 |
| Diluted earnings per common share: | | | | | |
| Continuing operations | **$ 2.57** | $ 10.09 | $ 0.99 | $ 0.46 | $ 0.09 |
| Discontinued operations | **—** | — | 0.26 | 0.06 | 0.06 |
| Diluted earnings per common share | **$ 2.57** | $ 10.09 | $ 1.25 | $ 0.52 | $ 0.14 |

*(1) 2008 includes pre-tax gains of $2,022,000 associated with the receipt of escrow proceeds related to the prior year sale of the Company's DM&E investment and $1,486,000 from the sale and lease-back of our threaded products facility in Houston, TX.*

*(2) 2007 includes $8,472,000 in dividend income and a $122,885,000 pre-tax gain due to the announcement and consummation, respectively, of the sale of the Company's investment in the DM&E.*

*(3) 2006 includes a $3,005,000 gain from the sale of the Company's former Geotechnical Division which was classified as discontinued operations.*

*(4) 2005 — 2004 were restated to reflect the classification of the Company's former Geotechnical Division as discontinued operations.*

*(5) 2005 includes a benefit of $450,000 due to the release of a valuation allowance related to the Company's ability to utilize state net operating losses and other state tax incentives prior to their expiration.*

*(6) 2004 includes a $493,000 gain from the sale of the Company's former Newport, KY pipe coating machinery and equipment which had been classified as "held for resale".*

| Balance Sheet Data | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| | December 31, | | | | |
| Total assets | **$332,120** | $330,772 | $235,833 | $178,868 | $134,095 |
| Working capital | **202,264** | 200,645 | 90,844 | 57,009 | 46,831 |
| Long-term debt | **21,734** | 28,056 | 54,273 | 29,276 | 17,395 |
| Stockholders' equity | **217,562** | 213,826 | 98,033 | 79,989 | 73,743 |

## ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

### Executive Level Overview

2008 was a year marked by a significant rapid increase in steel prices for the first seven months of the year followed by a significant and steep decline in steel prices during the last five months of the year. Our results were both favorably and unfavorably impacted by those swings but on the whole, both sales and profits benefitted from this environment in 2008. With a few exceptions at certain divisions, our sales volumes declined compared to 2007, while our average selling prices were much higher. These higher prices were the primary reason for the slight increase in net sales as well as the $12.7 million LIFO charge incurred in 2008.

During 2008, we purchased 865,532 shares of our common stock for approximately $26.5 million pursuant to two separate Board authorizations totaling $40.0 million. We have approximately $13.5 million remaining on the second authorization that expires on December 31, 2010.

From a cash flow perspective, highlights from 2008 are as follows:

- We generated $24.1 million of cash from operating activities
- Proceeds from the sale of capital assets exceeded capital expenditures
- We repurchased $26.5 million of our common stock
- $6.7 million of debt was repaid

While we expect to be challenged in 2009 by reduced sales volumes, reduced production volumes and a recessionary economic environment, we also expect to be profitable and to generate solid positive cash flow.

Finally, in March 2009, we completed an amendment to our Revolving Credit Agreement which will provide us more flexibility in utilizing our cash to repurchase our common stock, acquire capital assets or enter into joint ventures without violating certain covenants.

### General

L.B. Foster Company is a leading manufacturer, fabricator and distributor of products and services for the rail, construction, energy and utility markets. The Company is comprised of three business segments: Rail products, Construction products and Tubular products.

The Company makes certain filings with the Securities and Exchange Commission (SEC), including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments and exhibits to those reports, available free of charge through its website, *www.lbfoster.com*, as soon as reasonably practicable after they are filed with the SEC. These filings are also available through the SEC at the SEC's Public Reference Room at 100 F Street N.E. Washington, D.C. 20549 or by calling 1-800-SEC-0330. Also, these filings are available on the internet at *www.sec.gov*. The Company's press releases are also available on its website.

### Rail Products

The Rail products segment is composed of several manufacturing and distribution businesses that provide a variety of products for railroads, transit authorities, industrial companies and mining applications throughout the Americas. Rail products has sales offices throughout the United States and frequently bids on rail projects where it can offer products manufactured by the Company or sourced from numerous suppliers. These products may be provided as a package to rail lines, transit authorities and construction contractors which reduces the customer's procurement efforts and provides value added, just in time delivery.

The Rail products segment designs and manufactures bonded insulated rail joints and a variety of specialty trackwork, cuts and drills rail and manufactures concrete cross ties and turnout ties. The Company has concrete tie manufacturing facilities in Spokane, WA, Grand Island, NE, and Tucson, AZ. The Company also has two facilities that design, test and fabricate rail products in Atlanta, GA and Niles, OH.

The Rail distribution business provides our customers with access to a variety of products including stick rail, continuous welded rail, specialty trackwork, power rail and various rail accessories. This is a highly competitive business that, once specifications are met, depends heavily on pricing. The Company maintains relationships with several rail manufacturers but procures the majority of the rail it distributes from one supplier. Rail accessories are sourced from a wide variety of suppliers.

**Construction Products**

The Construction products segment is composed of the following business units: piling, fabricated products, and precast concrete buildings.

The piling division, via a sales force deployed throughout the United States, markets and sells piling internationally. This division offers its customers various types and dimensions of structural beam piling, sheet piling, and pipe piling. These piling products are sourced from various suppliers. The Company is the primary distributor of domestic bearing pile and sheet piling for its primary supplier.

The fabricated products unit manufactures a number of fabricated steel and aluminum products primarily for the highway, bridge and transit industries including grid reinforced concrete deck and open steel grid flooring systems, guardrails, and expansion joints and heavy structural steel fabrications.

The precast concrete buildings unit manufactures concrete buildings for national, state and municipal parks. This unit manufactures restrooms, concession stands and other protective storage buildings available in multiple designs, textures and colors. The Company believes it is the leading high-end supplier in terms of volume, product options and capabilities. The buildings are manufactured in Spokane, WA and Hillsboro, TX.

**Tubular Products**

The Tubular products segment has two discrete business units: coated pipe and threaded products.

The coated pipe unit, located in Birmingham, AL, coats the outer dimension and, to a lesser extent, the inner dimension of pipe primarily for the gas transmission and, to a much lesser extent, oil transmission industries. Coated pipe partners with its primary customer, a pipe manufacturer, to market fusion bonded epoxy coatings, abrasion resistant coatings and internal linings for a wide variety of pipe dimensions for pipeline projects throughout North America.

The threaded products unit, located in Houston, TX, cuts, threads and paints pipe primarily for water well applications for the agriculture industry and municipal water authorities. Threaded products is also in the micro-pile business and threads pipe used in earth and other structural stabilization.

**2008 Developments**

We entered 2008 anticipating that while the UPRR would continue to purchase concrete ties under our agreement, total 2008 purchases would be reduced as compared to 2007 levels. During 2008 we took certain steps to mitigate this loss of business including reducing the workforce at both facilities, developing a new industrial concrete tie, as well as other efficiency efforts including extending the cure times of our concrete ties. 2008 actual purchases by the UPRR were approximately 30% lower than prior year levels at our Grand Island, NE and Tucson, AZ concrete tie facilities. We anticipate that our 2008 concrete tie sales volumes to the UPRR will continue into 2009 at similar levels.

In December 2007, we entered into a preliminary agreement to sell approximately 63 acres of real estate located in Houston, TX used primarily by our Tubular Products segment with a purchase price of $6.5 million. This transaction closed on March 3, 2008. Pursuant to the agreement, we leased back from the purchaser approximately 20 acres of the real estate for a ten year term at a monthly rental rate of $1,000 per acre with annual 3% increases for our threaded product operations. We recorded a pre-tax gain of approximately $1.5 million upon closing of the sale and recorded a deferred gain of approximately $2.1 million which will be amortized over the life of the lease, 120 months. Currently, we are leasing approximately 25 acres of this real estate.

In March 2008, we recorded a gain of approximately $2.0 million related to the receipt of escrow proceeds from a favorable working capital adjustment pursuant to the sale of our investment in the DM&E railroad. Additionally in March 2008, we negotiated the renewal of the collective bargaining agreement with our Bedford, PA workforce represented by the Shopmen's Local Union Number 527. This agreement, covering approximately 30 employees, expires in March 2011.

In May 2008, the Board of Directors authorized the repurchase of up to $25.0 million of the Company's common shares until June 30, 2010. In October 2008, the Board of Directors authorized the repurchase of up to an additional $15.0 million of the Company's common shares until December 31, 2010 at which time this authorization will expire. Pursuant to these announcements, the Company purchased 865,532 shares for approximately $26.5 million at an average price of $30.60. For additional information regarding the Company's share repurchase program, refer to Part II, Item 5 "Issuer Purchases of Equity Securities" on page 13.

### Critical Accounting Policies and Estimates

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, management selects the principle or method that is appropriate in the Company's specific circumstance. Application of these accounting principles requires management to make estimates that affect the reported amount of assets, liabilities, revenues, and expenses, and the related disclosure of contingent assets and liabilities. The following critical accounting policies relate to the Company's more significant judgments and estimates used in the preparation of its consolidated financial statements. There can be no assurance that actual results will not differ from those estimates.

**Asset impairment** — The Company is required to test for asset impairment whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable. The Company applies Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144) in order to determine whether or not an asset is impaired. This statement indicates that if the sum of the future expected cash flows associated with an asset, undiscounted and without interest charges, is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset. The Company believes that the accounting estimate related to an asset impairment is a "critical accounting estimate" as it is highly susceptible to change from period to period and because it requires management to make assumptions about the existence of impairment indicators and cash flows over future years. These assumptions impact the amount of an impairment, which would have an impact on the income statement. There have been no asset impairments recorded as of December 31, 2008.

**Allowance for Bad Debts** — The Company's operating segments encounter risks associated with the collection of accounts receivable. As such, the Company records a monthly provision for accounts receivable that are deemed uncollectible. In order to calculate the appropriate monthly provision, the Company reviews its accounts receivable aging and calculates an allowance through application of historic reserve factors to overdue receivables. This calculation is supplemented by specific account reviews performed by the Company's credit department. As necessary, the application of the Company's allowance rates to specific customers is reviewed and adjusted to more accurately reflect the credit risk inherent within that customer relationship. The reserve is reviewed on a monthly basis. An account receivable is written off against the allowance when management determines it is uncollectible.

The Company believes that the accounting estimate related to the allowance for bad debts is a "critical accounting estimate" because the underlying assumptions used for the allowance can change from period to period and the allowance could potentially cause a material impact to the income statement. Specific customer circumstances and general economic conditions may vary significantly from management's assumptions and may impact expected earnings. At December 31, 2008 and 2007, the Company maintained an allowance for bad debts of $2.6 million and $1.5 million, respectively.

**Product Liability** — The Company maintains a current liability for the repair or replacement of defective products. For certain manufactured products, an accrual is made on a monthly basis as a percentage of cost of sales. For long-term construction projects, a liability is established when the claim is known and quantifiable. The product liability accrual is periodically adjusted based on the identification or resolution of known individual product liability claims. The Company believes that this is a "critical accounting estimate" because the underlying assumptions used to calculate the liability can change from period to period. At December 31, 2008 and 2007, the product liability was $1.4 million and $1.9 million, respectively.

**Slow-Moving Inventory** — The Company maintains reserves for slow-moving inventory. These reserves, which are reviewed and adjusted routinely, take into account numerous factors such as quantities-on-hand versus turnover, product knowledge, and physical inventory observations. The Company believes this is a "critical accounting estimate" because the underlying assumptions used in calculating the reserve can change from period to period and could have a material impact on the income statement. At December 31, 2008 and 2007, the reserve for slow-moving inventory was $4.2 million and $3.8 million, respectively.

**Revenue Recognition on Long-Term Contracts** — Revenues from long-term contracts are recognized using the percentage of completion method based upon the proportion of actual costs incurred to estimated total costs. For certain products, the percentage of completion is based upon the ratio of actual direct labor costs to estimated total direct labor costs.

As certain contracts extend over one or more years, revisions to estimates of costs and profits are reflected in the accounting period in which the facts that require the revisions become known. Historically, the Company's estimates of total costs and costs to complete have reasonably approximated actual costs incurred to complete contracts. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized in the financial statements. The Company estimates the extent of progress towards completion, contract revenues and contract costs on its long-term contracts. The Company believes these estimates are "critical accounting estimates" because they require the use of judgments due to uncertainties inherent in the estimation process. As a result, actual revenues and profits could differ materially from estimates.

**Pension Plans** — The calculation of the Company's net periodic benefit cost (pension expense) and benefit obligation (pension liability) associated with its defined benefit pension plans (pension plans) requires the use of a number of assumptions that the Company deems to be "critical accounting estimates". Changes in these assumptions can result in a different pension expense and liability amounts, and future actual experience can differ significantly from the assumptions. The Company believes that the two most critical assumptions are the expected long-term rate of return on plan assets and the assumed discount rate.

The expected long-term rate of return reflects the average rate of earnings expected on funds invested or to be invested in the pension plans to provide for the benefits included in the pension liability. The Company establishes the expected long-term rate of return at the beginning of each fiscal year based upon information available to the Company at that time, including the plan's investment mix and the forecasted rates of return on these types of securities. Any differences between actual experience and assumed experience are deferred as an unrecognized actuarial gain or loss. The unrecognized actuarial gains or losses are amortized in accordance with SFAS No. 87, "Employers' Accounting for Pensions" (SFAS 87). The expected long-term rate of return determined by the Company for 2008 and 2007 was 7.75%. Pension expense increases as the expected long-term rate of return decreases.

The assumed discount rate reflects the current rate at which the pension benefits could effectively be settled. In estimating that rate, SFAS 87 requires that the Company looks to rates of return on high quality, fixed income investments. The Company's pension liability increases as the discount rate is reduced. Therefore, the decline in the assumed discount rate has the effect of increasing the Company's pension obligation and future pension expense. The assumed discount rate used by the Company was 6.00% and 6.25% for 2008 and 2007, respectively.

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension Plans and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)," (SFAS 158). SFAS 158 required the Company to recognize the funded status of its defined benefit plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income/(loss), net of tax. The adjustment to accumulated comprehensive income/(loss) at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition assets remaining from the initial adoption of SFAS 87.

**Deferred Tax Assets** — The recognition of deferred tax assets requires management to make judgments regarding the future realization of these assets. As prescribed by SFAS No. 109, "Accounting for Income Taxes" (SFAS 109), valuation allowances must be provided for those deferred tax assets for which it is more likely than not (a likelihood more than 50%) that some portion or all of the deferred tax assets will not be realized. SFAS 109 requires management to evaluate positive and negative evidence regarding the recoverability of deferred tax assets. Determination of whether the positive evidence outweighs the negative and quantification of the valuation allowance requires management to make estimates and judgments of future financial results. The Company believes that these estimates and judgments are "critical accounting estimates".

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" (FIN 48). This Interpretation applies to all open tax positions accounted for in accordance with SFAS 109. This Interpretation is intended to result in increased relevance and comparability in financial reporting of income taxes and to provide more information about the uncertainty in income tax assets and liabilities. We adopted this interpretation on January 1, 2007.

See Note 15, "Income Taxes". The Company's ability to realize these tax benefits may affect the Company's reported income tax expense and net income.

**New Accounting Pronouncements**

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of SFAS No. 115," (SFAS 159). SFAS 159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting principles generally accepted in the United States. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. The Company already records derivative contracts at fair value in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS 133). The adoption of SFAS 159 on January 1, 2008 had no impact on the Company as management did not elect the fair value option for any other financial instruments or certain other assets and liabilities.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," (SFAS 141R) which replaces SFAS No. 141. SFAS 141R retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning after December 15, 2008. The Company will adopt the provisions of this standard beginning January 1, 2009.

In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-2, "Effective Date of FASB Statement No. 157," (FSP FAS 157-2). FSP FAS 157-2 delayed the effective date of SFAS 157 (refer to Note 2) for all non-recurring fair value measurements of nonfinancial assets and liabilities until fiscal years beginning after November 15, 2008. The Company will adopt the provisions of this standard beginning January 1, 2009.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133," (SFAS 161). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities, including (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS 133, and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. This standard is effective for fiscal years beginning after December 15, 2008. As SFAS 161 only requires enhanced disclosures, this standard will have no impact on the Company's financial position or results of operations when it is adopted on January 1, 2009.

In October 2008, the FASB issued FSP FAS No. 157-3, "Fair Value Measurements," (FSP FAS 157-3). FSP FAS 157-3 clarifies the application of SFAS 157 in an inactive market and provides an example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

In December 2008, the FASB issued FSP FAS No. 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets," (FSP FAS 132R-1). FSP FAS 132R-1 requires additional disclosures for employers' pension and other postretirement benefit plan assets. As pension and other postretirement benefit plan assets were not included within the scope of SFAS No. 157, FSP FAS 132R-1 requires employers to disclose information about fair value measurements of plan assets similar to the disclosures required under SFAS No. 157, the investment policies and strategies for the major categories of plan assets and significant concentrations of risk within plan assets. FSP FAS 132R-1 is effective for fiscal years beginning after December 15, 2009. As FSP FAS 132R-1 only requires enhanced disclosure requirements, this standard will have no impact on the Company's financial position or results of operations when it is adopted on January 1, 2010.

**Results of Operations — Fourth Quarter**

| | Three Months Ended December 31, | |
|---|---|---|
| | 2008 | 2007 |
| | Dollars in thousands | |
| Net Sales: | | |
| Rail Products | **$ 62,006** | $ 56,802 |
| Construction Products | **73,309** | 49,286 |
| Tubular Products | **8,453** | 7,927 |
| Total Net Sales | **$143,768** | $ 114,015 |
| Gross Profit: | | |
| Rail Products | **$ 8,621** | $ 8,714 |
| Construction Products | **14,112** | 9,255 |
| Tubular Products | **2,339** | 2,112 |
| LIFO (Expense) Benefit | **(4,883)** | 212 |
| Other | **(184)** | (332) |
| Total Gross Profit | **20,005** | 19,961 |
| Expenses: | | |
| Selling and Administrative Expenses | **11,552** | 9,322 |
| Interest Expense | **452** | 700 |
| Gain on Sale of DM&E Investment | **—** | (122,885) |
| Interest Income | **(657)** | (1,175) |
| Other Expense (Income) | **94** | (226) |
| Total Expenses (Income) | **11,441** | (114,264) |
| Income from Continuing Operations, Before Income Taxes | **8,564** | 134,225 |
| Income Tax Expense | **2,907** | 47,991 |
| Income From Continuing Operations | **5,657** | 86,234 |
| Discontinued Operations: | | |
| Loss From Discontinued Operations | **—** | (2) |
| Income Tax Expense | **—** | — |
| Loss From Discontinued Operations | **—** | (2) |
| Net Income | **$ 5,657** | $ 86,232 |
| Gross Profit%: | | |
| Rail Products | **13.9%** | 15.3% |
| Construction Products | **19.3%** | 18.8% |
| Tubular Products | **27.7%** | 26.6% |
| Total Gross Profit% | **13.9%** | 17.5% |

**Fourth Quarter of 2008 vs. Fourth Quarter of 2007**

Net income for the fourth quarter of 2008 was $5.7 million ($0.55 per diluted share) on net sales of $143.8 million compared to net income for the prior year period of $86.2 million ($7.79 per diluted share) on net sales of $114.0 million. Net income for the fourth quarter of 2007 includes a pre-tax gain of $122.9 million from the sale of our investment in the DM&E railroad. Excluding this gain, earnings per diluted share were $0.73 during the fourth quarter of 2007.

Sales increased $29.8 million, or 26.1%, compared to the prior year period. Rail Products sales increased 9.2% to $62.0 million due to rail distribution and improved concrete ties sales at our Spokane, WA facility. Our rail distribution business benefitted from both increases in sales volumes as well as a rising steel price environment. Our Spokane, WA plant added an additional production line during the 2008 fourth quarter to accommodate increased concrete tie sales volumes. Additionally, customer requested delivery delays deferred sales from the 2008 third quarter into the current quarter. These increases were offset by reduced sales throughout the remainder of the segment. Our track panel plant in Pueblo, CO ended its operations at the beginning of 2008 due to the loss of its contract with its main customer. Reductions in the volume of orders associated with our contract with the UPRR for concrete ties had a negative impact at our Grand Island, NE, and Tucson, AZ facilities. Lower volumes of concrete turnout ties at our Spokane, WA facility also negatively impacted sales. Lastly, market conditions at our transit products division negatively impacted sales compared to the prior year period.

Construction Products' sales increased 48.7%, or $24.0 million, compared to the fourth quarter of 2007 driven almost exclusively by piling sales. This improvement is attributable to both rising structural steel prices and the expansion in the market presence of engineered solutions for open cells, of which our flat sheet piling is a main component, throughout North America. Our Tubular Products' sales increased to $8.5 million, or 6.6%, in comparison to the prior year period. Our coated pipe facility in Birmingham, AL continued to experience solid demand from the energy market it serves. Partially offsetting this increase was our threaded products division experiencing reduced sales orders due to the rising price environment.

Our gross profit margin decreased to 13.9%, a reduction of 3.6 percentage points, compared to the 2007 fourth quarter due, in part, to the negative impact of increased quarterly LIFO charges of approximately $5.1 million. Rail Products' profit margin decreased 1.4 percentage points to 13.9% largely due to the impact of significant drops in the price of scrap steel. Additionally, gross profit margins were suppressed from reduced sales volumes in track panels, concrete ties, turnout ties and transit products. Our Grand Island, NE concrete tie facility experienced additional margin compression from increased manufacturing variances. These decreases were partially mitigated by margin improvement at our Tucson, AZ facility and at our ARP division. The reduction of inefficiencies at our Tucson, AZ concrete tie facility related to concrete mix design and operational issues has driven margin improvement. Finally, we achieved margin expansion at our ARP division due to improved billing margins and reduced inventory obsolescence.

Construction Products' gross profit margin increased 0.5 percentage points to 19.3% from the prior year period due to improvement in all divisions, primarily piling. This improvement is attributable to our sales of open cell systems as well as the significant price increases in structural steel that occurred throughout 2008. Improved production efficiencies and reduced obsolescence within our concrete buildings division also contributed to the margin improvement. Our Tubular Products' gross margins expanded by 110 basis points to 27.7% resulting from increased higher margin micropile sales. Partially offsetting this improvement was our Birmingham, AL facility which suffered margin compression due to escalating material costs.

Selling and administrative expenses increased 23.9% to $11.6 million from the same prior year period due to increased bad debt expense of $1.5 million due principally to one customer as well as increased salaries. Interest expense decreased $0.2 million from the fourth quarter of 2007 due to reduced borrowings and interest rates. We generated $0.5 million less in interest income due to reduced cash invested as well as reduced rates during the current quarter compared to the prior quarter. Income taxes from continuing operations for the fourth quarter of 2008 were recorded at approximately 33.9% compared with the prior year period of 35.8%. The lower rate in the current period quarter was due primarily to an increase in the domestic production activities deduction.

## Annual Results of Operations

| | Twelve Months Ended December 31, | | | Percent of Total Net Revenues Year Ended December 31, | | | Percent Increase/(Decrease) | |
|---|---|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2008 | 2007 | 2006 | 2008 vs. 2007 | 2007 vs. 2006 |
| | Dollars in thousands | | | | | | | |
| Net Sales: | | | | | | | | |
| Rail Products | **$234,686** | $260,634 | $189,236 | **45.8%** | 51.2% | 48.5% | **−10.0%** | 37.7% |
| Construction Products | **243,103** | 211,867 | 180,797 | **47.4** | 41.6 | 46.4 | **14.7** | 17.2 |
| Tubular Products | **34,803** | 36,480 | 19,755 | **6.8** | 7.2 | 5.1 | **−4.6** | 84.7 |
| Total Net Sales | **$512,592** | $508,981 | $389,788 | **100.0%** | 100.0% | 100.0% | **0.7%** | 30.6% |

| | Twelve Months Ended December 31, | | | Gross Profit Percentage Year Ended December 31, | | | Percent Increase/(Decrease) | |
|---|---|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2008 | 2007 | 2006 | 2008 vs. 2007 | 2007 vs. 2006 |
| | Dollars in thousands | | | | | | | |
| Gross Profit: | | | | | | | | |
| Rail Products | **$ 35,815** | $32,675 | $20,953 | **15.3%** | 12.5% | 11.1% | **9.6%** | 55.9% |
| Construction Products | **49,369** | 36,501 | 28,925 | **20.3** | 17.2 | 16.0 | **35.3** | 26.2 |
| Tubular Products | **9,158** | 10,092 | 3,920 | **26.3** | 27.7 | 19.8 | **−9.3** | 157.4 |
| LIFO Expense | **(12,710)** | (1,463) | (916) | **−2.5** | −0.3 | −0.2 | **768.8** | 59.7 |
| Other | **(1,414)** | (1,422) | (1,291) | **−0.3** | −0.3 | −0.3 | **−0.6** | 10.1 |
| Total Gross Profit | **$ 80,218** | $76,383 | $51,591 | **15.6%** | 15.0% | 13.2% | **5.0%** | 48.1% |

| | Twelve Months Ended December 31, | | | Percent of Total Net Revenues Year Ended December 31, | | | Percent Increase/(Decrease) | |
|---|---|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2008 | 2007 | 2006 | 2008 vs. 2007 | 2007 vs. 2006 |
| | Dollars in thousands | | | | | | | |
| Expenses: | | | | | | | | |
| Selling and Administrative Expenses | **$40,969** | $ 37,403 | $33,657 | **8.0%** | 7.3% | 8.6% | **9.5%** | 11.1% |
| Interest Expense | **1,995** | 4,031 | 3,390 | **0.4** | 0.8 | 0.9 | **−50.5** | 18.9 |
| Dividend Income | **—** | (9,214) | (990) | **0.0** | −1.8 | −0.3 | **−100.0** | 830.7 |
| Gain on Sale of DM&E Investment | **(2,022)** | (122,885) | — | **−0.4** | −24.1 | ** | ** | ** |
| Gain on Sale of Houston, TX property | **(1,486)** | — | — | **−0.3** | ** | ** | ** | ** |
| Interest Income | **(2,675)** | (1,196) | (4) | **−0.5** | −0.2 | 0.0 | ** | ** |
| Other Expense (Income) | **158** | (267) | (251) | **0.0** | −0.1 | −0.1 | **−159.2** | 6.4 |
| Total Expenses (Income) | **36,939** | (92,128) | 35,802 | **7.2%** | −18.1% | 9.2% | **−140.1%** | −357.3% |
| Income from Continuing Operations, Before Income Taxes | **43,279** | 168,511 | 15,789 | **8.4%** | 33.1% | 4.1% | **−74.3%** | 967.3% |
| Income Tax Expense | **15,533** | 57,787 | 5,074 | **3.0** | 11.4 | 1.3 | **−73.1** | 1038.9 |
| Income From Continuing Operations | **27,746** | 110,724 | 10,715 | **5.4** | 21.8 | 2.7 | **−74.9** | 933.4 |
| Discontinued Operations: | | | | | | | | |
| (Loss) Income From Discontinued Operations | **—** | (47) | 3,153 | ** | 0.0 | 0.8 | ** | −101.5 |
| Income Tax (Benefit) Expense | **—** | (16) | 338 | ** | 0.0 | 0.1 | ** | −104.7 |
| (Loss) Income From Discontinued Operations | **—** | (31) | 2,815 | ** | 0.0 | 0.7 | ** | −101.1 |
| Net Income | **$27,746** | $110,693 | $13,530 | **5.4%** | 21.7% | 3.5% | **−74.9%** | 718.1% |

** Results of calculation are not material for presentation purposes.

## The Year 2008 Compared to the Year 2007 — Company Analysis

For the year ended December 31, 2008, net income was $2.57 per diluted share which compares to net income per diluted shared of $10.09 for the prior year period. Included in net income for 2008 are pre-tax gains from the receipt of escrow proceeds related to the sale of our investment in the DM&E Railroad ($2.0 million) and the sale-leaseback of our threaded products facility ($1.5 million). Net income for 2007 includes a $122.9 million pre-tax gain and $8.5 million in dividend income related to the sale of the Company's investment in the DM&E. Excluding the aforementioned pre-tax gains and previously unrecorded dividend income, net income was $2.36 per diluted share in 2008 compared to $2.28 per diluted share in 2007, an increase of $0.08, or 3.5%, per diluted share.

Selling and administrative expenses increased due to increases in salaries and a bad debt expense of approximately $1.5 million recorded during the fourth quarter of 2008 related to one customer. Interest expense decreased due to reduced outstanding average borrowings during the current period as well as a reduction in the related interest rates. Due to the sale of our investment in the DM&E railroad during the prior year period, dividend income was eliminated throughout 2008. The proceeds from this sale continued to be held in principally short-term, tax free and taxable money market funds which generated interest income during 2008 compared to only the fourth quarter of 2007. We recognized pre-tax gains from the receipt of DM&E escrow proceeds received during 2008 and from the sale-leaseback of our Houston, TX threaded products facility. The 2008 income tax provision from continuing operations was 35.9% compared to 34.3% in 2007. The lower rate in the prior year resulted from the dividends received deduction related to the dividend income recognized at the announcement of the sale of the DM&E.

We have implemented numerous initiatives focused on curbing the growth in selling and administrative expenses including, but not limited to, wage and hiring freezes, elimination of overtime for administrative and plant personnel, mandatory reductions in travel and entertainment and a reduction of approximately $2.5 million in planned capital expenditures. Taking into account these initiatives, the current economic climate will likely lead to decreased net income and earnings per diluted share during 2009.

## The Year 2007 Compared to the Year 2006 — Company Analysis

For the year ended December 31, 2007, income from continuing operations was $10.09 per diluted share. Income from continuing operations for the year ended December 31, 2007 included the pre-tax gain of $122.9 million from the sale of our DM&E Railroad investment and $8.5 million of incremental dividend income recognized in the third quarter coincident with the announcement of this sale. Excluding these items, income from continuing operations was approximately $2.28 per diluted share for 2007 compared to $0.99 per diluted share for 2006.

Including the pre-tax gain and dividend income related to the DM&E sale, net income for 2007 was $10.09 per diluted share. Including income from discontinued operations of $0.26 per diluted share, which includes a gain on the sale of the Company's former Geotechnical division of approximately $3.0 million; net income for 2006 was $1.25 per diluted share.

Selling and administrative expenses increased due to increases in employee related costs and benefit expenses including incentive compensation. Interest expense increased due to increased average borrowings during the first half of the year. We were able to reduce outstanding borrowings during the second half of 2007 as a result of generating strong positive cash flows from operations. At the announcement of the sale of the DM&E railroad, we recognized $8.5 million of previously unrecognized dividend income due from the DM&E. This increase was offset by the loss of $0.2 million in dividend income which would have been recognized during the fourth quarter of 2007. We invested the proceeds received from the sale of the DM&E Railroad in a series of short term, tax-free mutual funds resulting in the receipt of $1.1 million of interest income during the fourth quarter. The 2007 income tax provision from continuing operations was 34.3% compared to 32.1% for 2006. The lower rate in the prior year resulted from a release of valuation allowances.

## Results of Operations — Segment Analysis

### Rail Products

| | Twelve Months Ended December 31, | | | Increase/(Decrease) | | Percent Increase/(Decrease) | |
|---|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2008 vs. 2007 | 2007 vs. 2006 | 2008 vs. 2007 | 2007 vs. 2006 |
| | | | | Dollars in thousands | | | |
| Net Sales: | | | | | | | |
| Rail Products | **$234,686** | $260,634 | $189,236 | **$(25,948)** | $71,398 | **−10.0%** | 37.7% |
| Gross Profit: | | | | | | | |
| Rail Products | **$ 35,815** | $ 32,675 | $ 20,953 | **$ 3,140** | $11,722 | **9.6%** | 55.9% |
| Gross Profit Percentage | **15.3%** | 12.5% | 11.1% | **2.7%** | 1.5% | **21.7%** | 13.2% |

### The Year 2008 Compared to the Year 2007

Rail segment sales decreased primarily from the loss of our main track panel customer in the beginning of 2008 which ultimately led to the closure of our track panel plant in Pueblo, CO. Additionally, the reductions in the volume of orders for concrete ties negatively impacted our facilities in Grand Island, NE and Tucson, AZ. Unfavorable market conditions have lowered our transit products sales while reducing our concrete turnout tie sales, produced in Spokane, WA, compared to the prior year period. Partially offsetting these sales losses were stronger sales from our Spokane, WA concrete tie facility where an increase in orders for cross ties led to the addition of a second production line in the fourth quarter of 2008. Finally, increased orders from Class 1 railroads as well as an increase in steel prices benefited our ARP division.

A combination of the positive effects of changes in product mix offset by the negative effects of drastically decreasing scrap steel prices in the second half of 2008 led to an increase in gross profit margins within our rail distribution division. Increased billing margins and reduced obsolescence and plant inefficiencies coupled with volume increases drove the margin expansion within our ARP division. The reduction of inefficiencies our Tucson, AZ concrete tie plant experienced during 2007 due to labor force turnover, concrete mix design and operational issues led to margin improvement. Partially offsetting this growth was the negative impact of sales volume reductions in track panels and concrete turnout ties.

Due to the recessionary economic environment that has negatively impacted freight railroad car loadings and our expectations that Class 1 railroad capital spending will decline by approximately 5% — 10%, we anticipate Rail Products Segment sales and gross profit to decline in 2009.

### The Year 2007 Compared to the Year 2006

Rail segment sales increased primarily as a result of increased revenues from rail distribution, which were driven mainly by new rail project work. Secondly, we produced and sold more concrete ties during 2007 than in the previous year due principally to production at our Tucson, AZ facility. 2006 represented a start-up year for this facility and it produced and sold only minimal ties late in the fourth quarter. Our Grand Island, NE facility was also able to increase tie production in 2007 due to the installation of a fifth production line at the facility. Thirdly, our transit products division had improved sales from a strong backlog entering 2007. SAFETEA-LU, 2005 legislation that authorized funding for transit products, led to increased transit agency spending. Finally, our ARP division benefited from increased sales at both our Pueblo, CO and Niles, OH facilities.

Increased plant efficiencies at our Spokane, WA facility and a full year of production at our Tucson, AZ tie facility contributed to our Rail Products' gross margin expansion.

## Construction Products

| | Twelve Months Ended December 31, | | | Increase/(Decrease) | | Percent Increase/(Decrease) | |
|---|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2008 vs. 2007 | 2007 vs. 2006 | 2008 vs. 2007 | 2007 vs. 2006 |
| | | | | Dollars in thousands | | | |
| Net Sales: | | | | | | | |
| Construction Products | **$243,103** | $211,867 | $180,797 | **$31,236** | $31,070 | **14.7%** | 17.2% |
| Gross Profit: | | | | | | | |
| Construction Products | **$ 49,369** | $ 36,501 | $ 28,925 | **$12,868** | $ 7,576 | **35.3%** | 26.2% |
| Gross Profit Percentage | **20.3%** | 17.2% | 16.0% | **3.1%** | 1.2% | **17.9%** | 7.7% |

## The Year 2008 Compared to the Year 2007

All divisions within our Construction Products segment completed 2008 with improved sales over the prior year period led predominately by our piling division. This improvement is attributable to both rising structural steel prices and the successful expansion throughout the North American market of engineered solutions for open cells, of which our flat sheet piling is a main component. These increases more than offset decreases in sales of our H-beam piling, due to reduced supplier production, and in pipe piling. An increase in new orders and the completion of more unit installations during 2008 improved sales in our concrete buildings division. Lastly, an increased sales force in our fabricated products division fueled sales growth during the current period.

The increase in gross profit margin was led by volume related increases within our piling division for open cell systems, reduced less profitable H-beam sales and an overall rising steel price environment during 2008. Construction Products also benefited from improved plant efficiencies within our concrete buildings division.

In addition to the current economic recession, a number of other factors are likely to impact our Construction Products segment sales and gross profit. Negative factors impacting these results include:

- approximately 46 states currently facing, or are projecting to have, budget deficits,
- 2005 federal legislation, SAFETEA-LU, authorizing transportation construction funding expiring in September 2009, and
- the heavy civil and public works construction market that we participate in is currently softening nationwide.

These negative impacts could be positively offset, in part, by the American Recovery and Reinvestment Act stimulus bill signed in 2009.

## The Year 2007 Compared to the Year 2006

Construction segment sales increased due primarily to piling and concrete buildings sales. Our H-beam and pipe piling products drove the overall increase in piling sales, benefiting from a combination of both price increases and strong customer demand throughout 2007. These increases were partially offset by a decrease in bridge products revenues. Three large bridge jobs were completed during 2006 which had a positive impact on that period's sales.

Construction products' gross margin percentage increased as a result of improved performance across all product lines except concrete buildings. Our Spokane, WA facility experienced high employee turnover leading to an inexperienced workforce that contributed to higher unfavorable plant variances at this facility.

## Tubular Products

| | Twelve Months Ended December 31, | | | Increase/(Decrease) | | Percent Increase/(Decrease) | |
|---|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2008 vs. 2007 | 2007 vs. 2006 | 2008 vs. 2007 | 2007 vs. 2006 |
| | | | | Dollars in thousands | | | |
| Net Sales: | | | | | | | |
| Tubular Products ... | **$34,803** | $36,480 | $19,755 | **($1,677)** | $16,725 | **−4.6%** | 84.7% |
| Gross Profit: | | | | | | | |
| Tubular Products ... | **$ 9,158** | $10,092 | $ 3,920 | **($934)** | $ 6,172 | **−9.3%** | 157.4% |
| Gross Profit Percentage.. | **26.3%** | 27.7% | 19.8% | **−1.4%** | 7.8% | **−4.9%** | 39.4% |

### The Year 2008 Compared to the Year 2007

Our Birmingham, AL coated pipe facility had reduced sales compared to the record year experienced in 2007. Partially mitigating this decrease were improved sales by our threaded products division in the micropile market and its ability to successfully pass raw material cost increases onto its customers.

The return to more normal volumes at our coated pipe facility resulted in reduced absorption of plant expenses and led to reduced gross profit compared to the prior year period.

While we believe that the underlying fundamentals in the end markets served by our Tubular Products segment will remain strong in 2009, the negative impact caused by the financial crisis will likely lead to negative pressure on our sales and gross profit.

### The Year 2007 Compared to the Year 2006

Tubular segment sales increased due to sales volumes in both our coated pipe and threaded products divisions. The coated pipe division's sales increased due to a strong energy market leading to the addition of a second shift during a portion of the second quarter and all of the third quarter of 2007 at our Birmingham, AL facility. Our threaded products division has benefited from its entrance into the micropile market and providing limited service to the oil country tubular goods market, both of which have added volume to our Houston, TX facility.

Tubular products' gross margin percentage increased due to improved billing margins within both divisions and improved volume-related efficiencies within our coated pipe division.

### Liquidity and Capital Resources

The following table sets forth L.B. Foster's capitalization:

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| | In millions | |
| **Debt:** | | |
| Term Loan, due May 2011 | **$ 16.0** | $ 19.0 |
| Capital Leases and Interim Lease Financing | **9.0** | 12.1 |
| Other (primarily revenue bonds) | **2.5** | 3.1 |
| Total Debt | **27.5** | 34.2 |
| **Equity** | **217.6** | 213.8 |
| **Total Capitalization** | **$245.1** | $248.0 |

The Company's need for liquidity relates primarily to seasonal working capital requirements, capital expenditures, common stock repurchases and debt service obligations. We may also use cash to pursue potential strategic acquisitions. The following table summarizes the impact of these items during the past three years:

| | December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | | In millions | |
| **Liquidity needs:** | | | |
| Working capital and other assets and liabilities | **$ (6.7)** | $ 2.7 | $(27.7) |
| Common stock purchases | **(26.5)** | — | — |
| Capital expenditures | **(4.8)** | (5.3) | (17.0) |
| Investment purchases | **(1.7)** | — | — |
| Scheduled repayments of long-term debt | **(3.1)** | (1.0) | — |
| Other long-term debt scheduled (repayments) proceeds | **(3.6)** | (3.1) | 8.0 |
| Cash interest paid | **(1.9)** | (4.0) | (3.4) |
| Net liquidity requirements | **(48.3)** | (10.7) | (40.1) |
| **Liquidity sources:** | | | |
| Internally generated cash flows before interest paid | **32.7** | (3.3) | 16.5 |
| Proceeds from the sale of DM&E investment | **2.0** | 148.8 | — |
| Proceeds from asset sales | **6.6** | — | 0.1 |
| Credit facility activity | — | (39.2) | 18.3 |
| Long-term borrowings | — | 20.0 | — |
| Equity transactions | **1.0** | 4.9 | 3.6 |
| Discontinued operations | — | — | 6.7 |
| Other | — | (0.7) | (5.4) |
| Net liquidity sources | **42.3** | 130.5 | 39.8 |
| **Net Change in Cash** | **$ (6.0)** | $119.8 | $ (0.3) |

**Cash Flow from Operating Activities**

During 2008, cash flows from operations provided $24.1 million, an increase of $28.7 million compared to 2007. Net income and adjustments to net income provided $30.8 million for 2008. Offsetting this amount was cash used by certain operating assets and liabilities of $6.7 million. Higher 2008 fourth quarter sales over the prior comparable period increased accounts receivable while the settlement of the 2005-2007 Three Year Incentive Plan decreased accrued payroll and employee benefits. Partially offsetting these changes was an increase in trade accounts payable due to commodity cost increases.

In 2007, we used $4.6 million in cash flow from continuing operations, an improvement of $10.0 million compared to 2006. Cash flow used by continuing operations for 2007 consisted of net income and adjustments to net income using $7.2 million offset somewhat by net changes in operating assets and liabilities providing $2.6 million. Contributing to these changes were a decrease in other noncurrent assets due to the sale of our DM&E investment, a decrease in accounts receivable and an increase in accrued payroll and employee benefits.

During 2006, we used $14.6 million in cash flow from continuing operations. Cash flow used by continuing operations for 2006 consisted of net income and adjustments to net income providing $13.1 million, offset entirely by net changes in certain operating assets and liabilities using $27.7 million. Contributing to these changes were an increase in both accounts receivable and inventory and an increase in accounts payable.

## Cash Flow from Investing Activities

Proceeds of $6.6 million and $2.0 million from the aforementioned threaded products facility and DM&E railroad sales, respectively, led to net cash being provided by 2008 continuing investing activities. Partially reducing these proceeds were our uses of cash for the purchase of available-for-sale equity securities of $1.7 million and capital expenditures of $4.8 million. Spending during 2008 was primarily for maintenance capital, productivity improvement and equipment spending at our manufacturing facilities and information technology enhancements. We have projected our capital expenditures for 2009 to be approximately $5.0 million and focused primarily on maintenance.

During 2007, net cash provided by continuing investing activities of $143.5 million included $148.8 million in proceeds received from the sale of our investment in the DM&E railroad. Capital expenditures consisted of the installation of a fifth line at our Grand Island, NE facility, maintenance capital and additional small amounts of other facilities improvement spending.

In 2006, net cash used by continuing investing activities of $16.9 million included spending primarily for ongoing construction of new facilities in Tucson, AZ and Pueblo, CO. Net cash provided by discontinued investing activities in 2006 related to the sale of substantially all the assets of our Geotechnical division.

## Cash Flow from Financing Activities

Purchases of our Common stock under applicable share repurchase programs of $26.5 million was the primary use of cash for financing activities in 2008. Additionally, term loan repayments of $3.1 million and repayments of other long-term debt of $3.6 million contributed to net cash used by financing activities.

Net cash used for financing activities was $19.1 million in 2007. This consisted of a net decrease in long-term debt borrowings of $19.2 million from the full repayment of our revolving credit facility offset, in part, by our new term loan.

During 2006, net cash provided by financing activities was $24.5 million. This consisted primarily of an increase in our revolving credit facility and an increase in capital leases associated with the ongoing construction of our new facilities.

## Financial Condition

Cash on hand at December 31, 2008 was $115.1 million while total debt was $27.5 million. Additionally, the Company had $86.4 million of unused credit facility availability giving us a significant amount of liquidity to take advantage of opportunities and/or weather a prolonged economic downturn, if necessary.

Included within cash and cash equivalents are principally our investments in tax-free money market funds with municipal bond issuances as the underlying securities all of which maintain AAA credit ratings and remain guaranteed by the United States Treasury. Additionally included therein are our investments in bank certificates of deposit.

We also have a revolving credit agreement which expires in May 2011 and provides for up to $90.0 million in borrowings to support our working capital and other liquidity requirements. Borrowings under this agreement are secured by substantially all the trade receivables and inventory owned by us, and are limited to 85% of eligible receivables and 60% of eligible inventory. Additionally, the revolving credit agreement provided for a $20.0 million term loan that was immediately applied to pay down existing drawings on the revolving credit facility. If average availability should fall below $10.0 million over a 30-day period, the loans become immediately secured by a lien on the Company's equipment that is not encumbered by other liens.

Borrowings under the credit facility bear interest at interest rates based upon either the base rate or LIBOR plus or minus applicable margins. Prior to February 2007, the base rate was equal to the higher of (a) PNC Bank's base commercial lending rate or (b) the Federal Funds Rate plus .50%. The base rate spread ranged from a minus 1.00% to a plus 0.50%, and the LIBOR spread ranged from 1.50% to 2.50%. Effective in February 2007, under the third amendment to the credit facility, for borrowings under the revolving credit facility the base rate spread is fixed at minus 1.00% and the LIBOR spread is fixed at plus 1.25%. The term loan base rate spread is fixed at minus 0.75%

and the LIBOR spread is fixed at plus 1.50%. Under the credit agreement, we maintain dominion over our cash at all times, as long as excess availability stays over $5.0 million and there is no uncured event of default.

At December 31, 2008, remaining availability for borrowings under this facility was approximately $86.4 million. The outstanding amount of the term loan at December 31, 2008 was approximately $16.0 million of which approximately $13.3 million was classified as noncurrent. Outstanding letters of credit at December 31, 2008 were approximately $3.6 million. The letters of credit have expiration dates ranging from March 2009 to May 2010.

In March 2009, the Company entered into a fifth amendment to the Agreement which became effective as of December 31, 2008 and changed certain financial covenants included in the Agreement by creating an exclusion standard in the agreement. This standard, which is met by the Company when revolving credit facility borrowings do not exceed $20,000,000 and unused borrowing commitment is at least $50,000,000, allows for certain items, as defined in the amendment, to be excluded in determining the minimum level for the fixed charge coverage ratio. Additionally, the amendment permits the Company to adjust its calculation of earnings before interest and taxes, as defined in the agreement, by any charges and credits related to the Company's LIFO method of accounting for inventory.

The fifth amendment also includes a revised minimum net worth covenant and a revised maximum level for consolidated capital expenditures. As of December 31, 2008 the Company was in compliance with all of the Agreement's covenants.

We routinely review our portfolio of businesses and contemplate potential acquisitions and dispositions from time to time. We are currently assessing a number of options for the potential use of the above funds and sources of financing, including, but not limited to, debt reduction, strategic acquisitions, organic reinvestment in the existing business, continued share repurchases and other general corporate purchases.

As far as near-term future business activity levels for 2009 are concerned, we have seen recent evidence of both strength and weakness, with more evidence of weakness. At the present time we are unable to determine the extent or the duration of any additional effects that the current credit and economic crisis will have on our results of operations and financial position.

We do, however, enter this period of uncertainty in an extremely strong financial position. As noted, at the end of 2008, we had approximately $115.1 million in cash and short-term instruments and a $90.0 million revolving credit facility with approximately $86.4 million of availability compared to $27.5 million in long-term obligations. We believe this capacity will afford us the flexibility to take advantage of opportunities that we may confront or weather the current economic downturn, if need be, as future circumstances dictate.

### Tabular Disclosure of Contractual Obligations

A summary of the Company's required payments under financial instruments and other commitments are presented in the following table:

| | Total | Less than 1 year | 1-3 years | 4-5 years | More than 5 years |
|---|---|---|---|---|---|
| | | | (In thousands) | | |
| **Contractual Cash Obligations** | | | | | |
| Long-term borrowings(1) | $18,534 | $ 3,009 | $13,480 | $ — | $2,045 |
| Interest on long-term borrowings(1) | 685 | 66 | 573 | — | 46 |
| Capital leases(2) | 8,977 | 3,007 | 4,598 | 1,372 | — |
| Interest on capital leases(2) | 1,083 | 545 | 483 | 55 | — |
| Operating leases | 13,910 | 2,333 | 4,110 | 3,265 | 4,202 |
| Purchase obligations not reflected in the financial statements | 20,142 | 20,142 | — | — | — |
| Total contractual cash obligations | $63,331 | $29,102 | $23,244 | $4,692 | $6,293 |
| **Other Financial Commitments** | | | | | |
| Standby letters of credit | $ 3,557 | $ 2,304 | $ 1,253 | $ — | $ — |

(1) Borrowings of $16.0 million under the amended credit agreement are payable in installments through 2011, with a balloon payment due in 2011. Interest on these borrowings is LIBOR plus 1.50%, currently 1.98%, and is payable monthly. The $2.0 million Massachusetts Industrial Revenue Bond matures in March 2013. Interest on this bond is payable monthly and was calculated using the interest rate at December 31, 2008 of 2.27%. The Citizens Asset Finance Mortgage of $0.5 million is payable in installments through 2011, with a balloon payment due in 2011. Interest on this mortgage is fixed at 7.01% and is payable monthly. The $0.1 million Pennsylvania Department of Community and Economic Development Machinery and Equipment Loan is payable in installments through 2009. Interest on this loan is fixed at 3.75% and is payable monthly.

(2) Capital lease obligations are payable in installments through 2012 and have interest rates, payable monthly, ranging from 5.58% to 8.55%.

Other long-term liabilities include items such as income taxes which are not contractual obligations by nature. The Company can not estimate the settlement years for these items and has excluded them from the above table.

Management believes its internal and external sources of funds are adequate to meet anticipated needs, including those disclosed above, for the foreseeable future. When considered necessary, management may refinance certain of its sources of external funds, primarily our amended credit agreement.

**Off Balance Sheet Arrangements**

The Company's off-balance sheet arrangements include the operating leases, purchase obligations and standby letters of credit disclosed in the "Liquidity and Capital Resources" section in the contractual obligations table. These arrangements provide the Company with increased flexibility relative to the utilization and investment of cash resources.

**Dakota, Minnesota & Eastern Railroad**

During the fourth quarter of 2007, we sold our investment in the DM&E. When this transaction closed, we reserved approximately $2.1 million of the proceeds which were held in escrow to secure certain of the DM&E's obligations. This amount was fully reserved due to the uncertainty surrounding the amount of any future payout as well as the timing of such payout.

During the first quarter of 2008, upon completion of the buyer's working capital audit, the applicable proceeds were released from escrow pursuant to a favorable working capital adjustment. We recognized a pre-tax gain of approximately $2.0 million related to the receipt of these proceeds.

For more information regarding the sale of our investment in the DM&E, please see our Management's Discussion & Analysis of Financial Condition and Results of Operations in Form 10-K for the year ended December 31, 2007.

**Outlook**

Our businesses and results of operations have recently been impacted by the downturn in the global economy in late 2008 and we expect this trend to continue into 2009. While our visibility regarding 2009 remains unclear, we believe that the current recession, continued credit concerns and questionable stimulus legislation will present challenges to the many end markets to which we sell. As a result of anticipated reduced demand for certain of our products as well as sharply falling commodity prices over the last several months, we expect to battle margin compression for at least the first half of 2009 and we have implemented certain cost reduction measures in January 2009 in anticipation of these concerns. While we expect to be challenged in 2009 by reduced sales volumes, reduced production volumes and a recessionary economic environment, we also expect to be profitable and to generate solid positive cash flow. We believe that when conditions do improve, and we do not know when that might be, the markets we participate in will be some of the first to benefit from such improvement. As previously mentioned, we also enter this period of uncertainty in extremely strong financial position.

Our CXT Rail and ARP divisions are dependent on the Union Pacific Railroad (UPRR) for a significant portion of their business. Subsequent to the January 2005 execution of a concrete tie supply agreement with UPRR, we installed new tie-manufacturing equipment at our Grand Island, NE facility and commenced production of concrete ties in September 2005. In addition to upgrading the Grand Island facility, we have completed a new concrete railroad tie manufacturing facility in Tucson, AZ.

Our agreement with the UPRR includes their purchasing concrete ties from our Grand Island, NE facility through 2010 and our Tucson, AZ facility through 2012. While the UPRR will continue to purchase concrete ties under this agreement, total concrete ties purchased by the UPRR in 2009 will be reduced by approximately 14% from its 2008 purchase levels. We are currently uncertain when the UPRR purchasing level for concrete ties will improve. We are actively pursuing product sales opportunities to other third parties at both of these locations.

Our ARP facilities in Niles, OH and Pueblo, CO have contracts with Class 1 railroads that are periodically subject to renewal which account for a significant portion of this division's business. If we are unable to successfully renew these contracts, our results of operations and financial position could be negatively impacted.

We have made a strategic decision to limit our use of foreign suppliers for our North American rail distribution business as we believe that the long-term impact of this decision will deliver positive impacts to our results of operations and financial position. Additionally, there have been more significant increases in the prices of these products from our international suppliers. Due to this decision, the short-term impact may reduce the sales recorded by our rail distribution division and negatively impact our results of operations and financial position.

Certain of our businesses rely heavily on spending authorized by the federal highway and transportation funding bill, SAFETEA-LU, enacted in August 2005. This legislation authorized $286 billion for United States transportation improvement spending and will expire in September 2009. Certain of our businesses, especially our fabricated products group, were hampered with low volumes and margins due to the delay in passing the current legislation. We are not sure how the recently passed American Recovery and Reinvestment Act stimulus bill will impact the reauthorization of successor legislation to SAFETEA-LU.

Although backlog is not necessarily indicative of future operating results, total Company backlog at December 31, 2008 was approximately $132.6 million. The following table provides the backlog by business segment:

| | December 31, | | |
|---|---|---|---|
| | **2008** | **2007** | **2006** |
| | | **In thousands** | |
| Backlog: | | | |
| Rail Products | **$ 68,438** | $ 61,597 | $ 64,113 |
| Construction Products | **57,626** | 70,342 | 66,145 |
| Tubular Products | **6,524** | 6,375 | 11,092 |
| Total Backlog | **$132,588** | $138,314 | $141,350 |

We continue to evaluate the performance of our various operations. A decision to sell, down-size or terminate an existing operation could have a material adverse effect on near-term earnings but would not be expected to have a material adverse effect on the financial condition of the Company.

## Forward-Looking Statements

Statements relating to the value of the Company's share of potential future contingent payments related to the DM&E merger with the CP are forward-looking statements and are subject to numerous contingencies and risk factors. The CP has stated that it may take several years for it to determine whether to construct the PRB expansion.

Our businesses could be affected adversely by significant changes in the price of steel, concrete, and other raw materials or the availability of existing and new piling and rail products. Our operating results may also be affected negatively by adverse weather conditions.

A substantial portion of our operations are heavily dependent on governmental funding of infrastructure projects. Many of these projects have "Buy America" or "Buy American" provisions. Significant changes in the level of government funding of these projects could have a favorable or unfavorable impact on our operating results.

Additionally, government actions concerning "Buy America" provisions, taxation, tariffs, the environment, or other matters could impact our operating results.

A significant portion of our Construction segment net sales and profits are related to the purchase and resale of piling products. The Company does not believe there will be an effect on our existing business as our relationship with our primary supplier, Gerdau Ameristeel Corporation, remains intact. However, no assurances can be given and if we are unable to continue to distribute any of the products of Gerdau Ameristeel Corporation, our results of operations and liquidity could be adversely affected.

We caution readers that various factors could cause our actual results to differ materially from those indicated by forward-looking statements made from time to time in news releases, reports, proxy statements, registration statements and other written communications (including the preceding sections of this Management's Discussion and Analysis), as well as oral statements, such as references made to the future profitability, made from time to time by representatives of the Company. For a discussion of some of the specific risk factors that may cause such differences see the disclosures under Market Risks and Form 10-K, Part I, Item 1A.

Except for historical information, matters discussed in such oral and written communications are forward-looking statements that involve risks and uncertainties, including but not limited to general business conditions, the availability of material from major suppliers, labor disputes, the impact of competition, the seasonality of the Company's business, the adequacy of internal and external sources of funds to meet financing needs, the Company's ability to curb its working capital requirements, taxes, inflation and governmental regulations. Sentences containing words such as "believes," "intends," "anticipates," "expects," or "will" generally should be considered forward-looking statements.

/s/ David J. Russo

David J. Russo
*Senior Vice President,*
*Chief Financial Officer, and Treasurer*

/s/ Linda K. Patterson

Linda K. Patterson
*Controller*

## ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The Company does not purchase or hold any derivative financial instruments for trading purposes. The Company uses derivative financial instruments to manage interest rate exposure on variable-rate debt, primarily by using interest rate collars and variable interest rate swaps. The Company's primary source of variable-rate debt comes from its revolving credit agreement.

At contract inception, the Company designates its derivative instruments as hedges. The Company recognizes all derivative instruments on the balance sheet at fair value. Fluctuations in the fair values of derivative instruments designated as cash flow hedges are recorded in accumulated other comprehensive income and reclassified into earnings as the underlying hedged items affect earnings. To the extent that a change in interest rate derivative does not perfectly offset the change in value of the interest rate being hedged, the ineffective portion is recognized in earnings immediately.

The Company is not subject to significant exposures to changes in foreign currency exchange rates. The Company will, however, manage its exposure to changes in foreign currency exchange rates on firm sale and purchase commitments by entering into foreign currency forward contracts. The Company's risk management objective is to reduce its exposure to the effects of changes in exchange rates on these transactions over the duration of the transactions.

During 2006, the Company entered into commitments to sell Canadian funds based on the anticipated receipt of Canadian funds from the sale of certain rail commencing in the second quarter of 2007 through the third quarter of 2008. All of these contracts have been settled as of December 31, 2008. The fair value of these instruments was a liability of $0.2 million as of December 31, 2007. The liability was recorded in "Other Accrued Liabilities." During 2008, two of these Canadian dollar denominated commitments matured for a realized loss of approximately $0.1 million. During 2007, three of these Canadian sell commitments were executed at a loss of $34,000.

In the fourth quarter of 2008, the Company entered into a commitment to buy Euro funds based on the anticipated receipt of Euro funds from the sale of certain rail in the first quarter of 2009. The fair value of this instrument was a liability of $0.1 million and was recorded in "Other Accrued Liabilities" as of December 31, 2008.

## ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Board of Directors and Stockholders**
**L. B. Foster Company**

We have audited the accompanying consolidated balance sheets of L. B. Foster Company and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of L. B. Foster Company and Subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 15 to the consolidated financial statements, effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of L. B. Foster Company and Subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2009, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP

Pittsburgh, Pennsylvania
March 9, 2009

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**The Board of Directors and Stockholders**
**L. B. Foster Company**

We have audited L.B. Foster Company and Subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). L. B. Foster Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control over Financial Reporting appearing in Item 9A Controls and Procedures. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, L. B. Foster Company and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of L. B. Foster Company and Subsidiaries, as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated March 9, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP

Pittsburgh, Pennsylvania
March 9, 2009

# L. B. FOSTER COMPANY AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS
## DECEMBER 31, 2008 AND 2007

| | 2008 | 2007 |
|---|---|---|
| | In thousands | |
| **ASSETS** | | |
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | **$115,074** | $121,097 |
| Accounts receivable — net | **64,313** | 53,610 |
| Inventories — net | **102,916** | 102,447 |
| Current deferred tax assets | **2,931** | 3,615 |
| Other current assets | **1,221** | 1,131 |
| Property held for resale | **—** | 2,497 |
| Total Current Assets | **286,455** | 284,397 |
| **PROPERTY, PLANT AND EQUIPMENT — NET** | **39,989** | 44,136 |
| **OTHER ASSETS:** | | |
| Goodwill | **350** | 350 |
| Other intangibles — net | **37** | 50 |
| Investments | **2,856** | — |
| Deferred tax assets | **2,026** | 1,411 |
| Other assets | **407** | 428 |
| Total Other Assets | **5,676** | 2,239 |
| **TOTAL ASSETS** | **$332,120** | $330,772 |

| | 2008 | 2007 |
|---|---|---|
| | In thousands, except share data | |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **CURRENT LIABILITIES:** | | |
| Current maturities of long-term debt | **$ 5,777** | $ 6,191 |
| Accounts payable — trade | **62,612** | 53,689 |
| Accrued payroll and employee benefits | **8,000** | 11,490 |
| Current deferred tax liabilities | **—** | 3,541 |
| Other accrued liabilities | **7,802** | 8,841 |
| Total Current Liabilities | **84,191** | 83,752 |
| **LONG-TERM DEBT, TERM LOAN** | **13,333** | 16,190 |
| **OTHER LONG-TERM DEBT** | **8,401** | 11,866 |
| **DEFERRED TAX LIABILITIES** | **2,046** | 1,638 |
| **OTHER LONG-TERM LIABILITIES** | **6,587** | 3,500 |
| **COMMITMENTS AND CONTINGENT LIABILITIES (Note 19)** | | |
| **STOCKHOLDERS' EQUITY:** | | |
| Common stock, issued 10,225,855 shares in 2008 and 10,915,045 shares in 2007 | **111** | 109 |
| Paid-in capital | **47,585** | 45,147 |
| Retained earnings | **197,060** | 169,314 |
| Treasury stock — at cost, Common stock, 865,532 shares in 2008 and no shares in 2007 | **(26,482)** | — |
| Accumulated other comprehensive loss | **(712)** | (744) |
| Total Stockholders' Equity | **217,562** | 213,826 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | **$332,120** | $330,772 |

See Notes to Consolidated Financial Statements.

## L. B. FOSTER COMPANY AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2008

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| | In thousands, except per share data | | |
| **NET SALES** | **$512,592** | $ 508,981 | $389,788 |
| **COSTS AND EXPENSES:** | | | |
| Cost of goods sold | **432,374** | 432,598 | 338,197 |
| Selling and administrative expenses | **40,969** | 37,403 | 33,657 |
| Interest expense — net of capitalized interest of $- in 2008, $32 in 2007 and $501 in 2006 | **1,995** | 4,031 | 3,390 |
| Dividend income | — | (9,214) | (990) |
| Gain on sale of DM&E investment | **(2,022)** | (122,885) | — |
| Gain on sale of Houston, TX property | **(1,486)** | — | — |
| Interest income | **(2,675)** | (1,196) | (4) |
| Other expense (income) | **158** | (267) | (251) |
| | **469,313** | 340,470 | 373,999 |
| **INCOME FROM CONTINUING OPERATIONS, BEFORE INCOME TAXES** | **43,279** | 168,511 | 15,789 |
| **INCOME TAX EXPENSE** | **15,533** | 57,787 | 5,074 |
| **INCOME FROM CONTINUING OPERATIONS** | **27,746** | 110,724 | 10,715 |
| **DISCONTINUED OPERATIONS:** | | | |
| **(LOSS) INCOME FROM DISCONTINUED OPERATIONS, BEFORE INCOME TAXES** | — | (47) | 3,153 |
| **INCOME TAX (BENEFIT) EXPENSE** | — | (16) | 338 |
| **(LOSS) INCOME FROM DISCONTINUED OPERATIONS** | — | (31) | 2,815 |
| **NET INCOME** | **$ 27,746** | $ 110,693 | $ 13,530 |
| **BASIC EARNINGS PER COMMON SHARE:** | | | |
| **FROM CONTINUING OPERATIONS** | **$ 2.60** | $ 10.39 | $ 1.03 |
| **FROM DISCONTINUED OPERATIONS** | **0.00** | (0.00) | 0.27 |
| **BASIC EARNINGS PER COMMON SHARE** | **$ 2.60** | $ 10.39 | $ 1.30 |
| **DILUTED EARNINGS PER COMMON SHARE:** | | | |
| **FROM CONTINUING OPERATIONS** | **$ 2.57** | $ 10.09 | $ 0.99 |
| **FROM DISCONTINUED OPERATIONS** | **0.00** | (0.00) | 0.26 |
| **DILUTED EARNINGS PER COMMON SHARE** | **$ 2.57** | $ 10.09 | $ 1.25 |

See Notes to Consolidated Financial Statements.

## L. B. FOSTER COMPANY AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE YEARS ENDED DECEMBER 31, 2008

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| | | In thousands | |
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | | |
| Income from continuing operations | **$ 27,746** | $ 110,724 | $ 10,715 |
| Adjustments to reconcile net income to net cash used by operating activities: | | | |
| Gain on sale of DM&E investment | **(2,022)** | (122,885) | — |
| Deferred income taxes | **(2,984)** | (1,102) | (2,245) |
| Excess tax benefit from share-based compensation | **(171)** | (3,145) | (2,088) |
| Depreciation and amortization | **8,901** | 8,622 | 6,144 |
| (Gain) loss on sale of property, plant and equipment | **(1,473)** | 33 | (45) |
| Deferred gain amortization on sale-leaseback | **(179)** | — | — |
| Stock-based compensation | **948** | 554 | 616 |
| Unrealized loss (gain) on derivative mark-to-market | **76** | (34) | (29) |
| Change in operating assets and liabilities: | | | |
| Accounts receivable | **(10,703)** | 7,940 | (16,109) |
| Inventories | **(469)** | (2,644) | (32,759) |
| Other current assets | **(90)** | (93) | (334) |
| Prepaid income taxes | — | 3,981 | 1,834 |
| Other noncurrent assets | **2** | (9,202) | (1,182) |
| Accounts payable — trade | **8,923** | (3,957) | 16,359 |
| Accrued payroll and employee benefits | **(4,289)** | 4,598 | 1,017 |
| Other current liabilities | **(1,084)** | 3,968 | 1,055 |
| Other liabilities | **965** | (1,977) | 2,429 |
| Net Cash Provided (Used) by Continuing Operations | **24,097** | (4,619) | (14,622) |
| Net Cash (Used) Provided by Discontinued Operations | — | (66) | 1,381 |
| Net Cash Provided (Used) by Operating Activities | **24,097** | (4,685) | (13,241) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | | |
| Proceeds from the sale of property, plant and equipment | **6,621** | 18 | 133 |
| Proceeds from the sale of DM&E investment | **2,022** | 148,775 | — |
| Purchase of investments | **(1,734)** | — | — |
| Capital expenditures on property, plant and equipment | **(4,836)** | (5,263) | (17,010) |
| Net Cash Provided (Used) by Continuing Investing Activities | **2,073** | 143,530 | (16,877) |
| Net Cash Provided by Discontinued Investing Activities | — | — | 5,330 |
| Net Cash Provided (Used) by Investing Activities | **2,073** | 143,530 | (11,547) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | | |
| (Repayments) proceeds of revolving credit agreement borrowings | — | (39,161) | 18,313 |
| Proceeds from long-term debt, term loan | — | 20,000 | — |
| Repayments of long-term debt, term loan | **(3,095)** | (953) | — |
| Repayments of short-term borrowings | — | (726) | (5,395) |
| Proceeds from exercise of stock options and stock awards | **854** | 1,756 | 1,523 |
| Excess tax benefit from share-based compensation | **171** | 3,145 | 2,088 |
| Treasury stock acquisitions | **(26,482)** | — | — |
| (Repayments) proceeds of other long-term debt | **(3,641)** | (3,118) | 7,972 |
| Net Cash (Used) Provided by Financing Activities | **(32,193)** | (19,057) | 24,501 |
| Net (Decrease) Increase in Cash and Cash Equivalents | **(6,023)** | 119,788 | (287) |
| Cash and Cash Equivalents at Beginning of Year | **121,097** | 1,309 | 1,596 |
| Cash and Cash Equivalents at End of Year | **$115,074** | $ 121,097 | $ 1,309 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:** | | | |
| Interest Paid | **$ 1,887** | $ 3,977 | $ 3,429 |
| Income Taxes Paid | **$ 18,848** | $ 51,439 | $ 5,934 |

During 2007 and 2006 the Company financed certain capital expenditures totaling $101,000 and $298,000, respectively, through the execution of capital leases. There were no such expenditures during 2008.

See Notes to Consolidated Financial Statements.

## L. B. FOSTER COMPANY AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE THREE YEARS ENDED DECEMBER 31, 2008

| | Common Stock | Paid-in Capital | Retained Earnings | Treasury Stock | Accumulated Other Comprehensive (Loss) Income | Total |
|---|---|---|---|---|---|---|
| | In thousands, except share and per share data | | | | | |
| **Balance, January 1, 2006** | $102 | $35,598 | $ 45,313 | $ (126) | $(898) | $ 79,989 |
| Net income | | | 13,530 | | | 13,530 |
| Other comprehensive (loss) income net of tax: | | | | | | |
| Pension liability adjustment | | | | | 192 | 192 |
| Unrealized derivative gain on cash flow hedges | | | | | 95 | 95 |
| Comprehensive income | | | | | | 13,817 |
| Issuance of 348,750 Common shares, net of forfeitures | 3 | 4,098 | | 126 | | 4,227 |
| **Balance, December 31, 2006** | 105 | 39,696 | 58,843 | — | (611) | 98,033 |
| Net income | | | 110,693 | | | 110,693 |
| Other comprehensive (loss) income net of tax: | | | | | | |
| Pension liability adjustment | | | | | 72 | 72 |
| Unrealized derivative loss on cash flow hedges | | | | | (205) | (205) |
| Comprehensive income | | | | | | 110,560 |
| Adjustment to initally adopt FASB Interpretation No. 48 | | | (222) | | | (222) |
| Issuance of 376,550 Common shares, net of forfeitures | 4 | 5,451 | | | | 5,455 |
| **Balance, December 31, 2007** | 109 | 45,147 | 169,314 | — | (744) | 213,826 |
| Net income | | | **27,746** | | | **27,746** |
| Other comprehensive (loss) income net of tax: | | | | | | |
| Pension liability adjustment | | | | | **(769)** | **(769)** |
| Unrealized derivative gain on cash flow hedges | | | | | **76** | **76** |
| Market value adjustments for investments | | | | | **725** | **725** |
| Comprehensive income | | | | | | **27,778** |
| Purchase of 865,532 Common shares for Treasury | | | | **(26,482)** | | **(26,482)** |
| Issuance of 176,342 Common shares, net of forfeitures | **2** | **2,438** | | | | **2,440** |
| **Balance, December 31, 2008** | **$111** | **$47,585** | **$197,060** | **$(26,482)** | **$(712)** | **$217,562** |

See Notes to Consolidated Financial Statements.

**Note 1.**

## Summary of Significant Accounting Policies

### Basis of financial statement presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company transactions have been eliminated. The term "Company" refers to L. B. Foster Company and its subsidiaries, as the context requires.

### Cash and cash equivalents

The Company considers cash and other instruments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Cash equivalents principally consist of investments in money market funds at December 31, 2008 and 2007. The Company invests available funds in a manner to maximize returns, preserve investment principle and maintain liquidity while seeking the highest yield available.

The following table summarizes the Company's investment in money market funds at December 31:

| | 2008 | |
|---|---|---|
| | Cost | Fair Value |
| | In thousands | |
| Federated Municipal Obligations — Institutional | **$ 50,290** | **$ 50,290** |
| Federated Tax Free Obligations Fund — Institutional | **20,995** | **20,995** |
| Fidelity Prime Money Market Fund | **20,789** | **20,789** |
| BlackRock Liquidity Municipal Fund — Institutional | **6,335** | **6,335** |
| BlackRock Liquidity Temporary Fund — Institutional | **5,848** | **5,848** |
| | **$104,257** | **$104,257** |

| | 2007 | |
|---|---|---|
| | Cost | Fair Value |
| | In thousands | |
| Morgan Stanley Liquidity Fund | $ 31,523 | $ 31,523 |
| Federated Investors Fund #15 | 30,347 | 30,347 |
| Fidelity Tax Exempt Institutional Funds | 28,474 | 28,474 |
| BlackRock Munifund #50 | 24,148 | 24,148 |
| | $114,492 | $114,492 |

The above investments are all tax-free money market funds with municipal bond issuances as the underlying securities all of which maintained AAA credit agency ratings and were guaranteed by the United States Treasury at December 31, 2008. The carrying amounts approximate fair value because of the short maturity of the instruments.

Cash equivalents additionally consist of investment in bank certificates of deposit of approximately $10,158,000 at December 31, 2008. There were no such instruments at December 31, 2007.

The carrying amounts approximate fair value because of the short maturity of the instruments.

### Inventories

Inventories are generally valued at the lower of the last-in, first-out (LIFO) cost or market. Approximately 41% in 2008 and 36% in 2007, of the Company's inventory is valued at average cost or market, whichever is lower. The reserve for slow-moving inventory is reviewed and adjusted regularly, based upon product knowledge, physical inventory observation, and the age of the inventory.

**Property, plant and equipment**

Maintenance, repairs and minor renewals are charged to operations as incurred. Major renewals and betterments which substantially extend the useful life of the property are capitalized at cost. Upon sale or other disposition of assets, the costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in income.

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of 30 to 40 years for buildings and 3 to 10 years for machinery and equipment. Leasehold improvements are amortized over 2 to 7 years which represent the lives of the respective leases or the lives of the improvements, whichever is shorter. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The Company capitalizes interest costs on long-term assets constructed for its own use. Interest is capitalized and amortized over the estimated useful lives of those assets. Capitalized interest was approximately $32,000 and $501,000 in 2007 and 2006, respectively. There was no capitalized interest in 2008.

**Allowance for doubtful accounts**

The allowance for doubtful accounts is recorded to reflect the ultimate realization of the Company's accounts receivable and includes assessment of the probability of collection and the credit-worthiness of certain customers. Reserves for uncollectible accounts are recorded as part of selling and administrative expenses on the Consolidated Statements of Operations. The Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company reviews its accounts receivable aging and calculates an allowance through application of historic reserve factors to overdue receivables. This calculation is supplemented by specific account reviews performed by the Company's credit department. As necessary, the application of the Company's allowance rates to specific customers are reviewed and adjusted to more accurately reflect the credit risk inherent within that customer relationship.

**Investments**

Investments in marketable equity securities are classified as "available-for-sale" and are recorded at fair value with unrealized gains and temporary losses included in accumulated other comprehensive income or loss, respectively.

The Company regularly reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the Consolidated Statements of Operations.

**Goodwill and other intangible assets**

In accordance with Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", goodwill is tested annually for impairment or more often if there are indicators of impairment. The goodwill impairment test involves comparing the fair value of a reporting unit to its carrying value, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, a second step is required to measure the goodwill impairment loss. This step compares the implied fair value of the reporting unit's goodwill to the carrying amount of that goodwill. If the carrying amount of the goodwill exceeds the implied fair value of the goodwill, an impairment loss equal to the excess is recorded as a component of continuing operations. On an ongoing basis (absent any impairment indicators), the Company performs its annual impairment tests during the fourth quarter. The Company has performed its impairment testing in the fourth quarter of 2008, 2007 and 2006 and determined that goodwill was not impaired. The carrying amount of goodwill at December 31, 2008 and 2007 was $350,000 and attributable to the Construction segment.

As required by SFAS 142, the Company reassessed the useful lives of its identifiable intangible assets and determined that no changes were required. As the Company has no indefinite lived intangible assets, all intangible assets are amortized over their useful lives ranging from 5 to 10 years, with a total weighted average amortization period of less than seven years. The components of the Company's intangible assets are as follows:

| | December 31, 2008 | | December 31, 2007 | |
|---|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Gross Carrying Amount | Accumulated Amortization |
| | In thousands | | | |
| Non-compete agreements | **$350** | **$(350)** | $350 | $(350) |
| Patents | **125** | **(87)** | 125 | (75) |
| Total | **$475** | **$(437)** | $475 | $(425) |

Amortization expense for each year ended December 31, 2008 and 2007 was approximately $13,000. Amortization expense for the year ended December 31, 2006 was approximately $83,000. Annualized amortization expense is expected to be $13,000 through 2011.

### Environmental remediation and compliance

Environmental remediation costs are accrued when the liability is probable and costs are estimable. Environmental compliance costs, which principally include the disposal of waste generated by routine operations, are expensed as incurred. Capitalized environmental costs are depreciated, when appropriate, over their useful life.

### Earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average of common shares outstanding during the year. Diluted earnings per share is calculated by using the weighted average of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options and restricted stock utilizing the treasury stock method.

### Revenue recognition

The Company's revenues are composed of product sales and products and services provided under long-term contracts. For product sales, the Company recognizes revenue upon transfer of title to the customer. Title generally passes to the customer upon shipment. Revenue is reported net of freight for sales from stock inventory and direct shipments. Freight recorded for the years ended December 31, 2008, 2007 and 2006 amounted to $19,574,000, $19,219,000 and $16,262,000, respectively. Revenues for products and services under long-term contracts are generally recognized using the percentage-of-completion method based upon the proportion of actual costs incurred to estimated total costs. For certain products, the percentage of completion is based upon actual labor costs to estimated total labor costs.

As certain long-term contracts extend over one or more years, revisions to estimates of costs and profits are reflected in the accounting period in which the facts that require the revisions become known. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized immediately in the financial statements. The Company has historically made reasonably accurate estimates of the extent of progress towards completion, contract revenues, and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

Revenues from contract change orders and claims are recognized when the settlement is probable and the amount can be reasonably estimated. Contract costs include all direct material, labor, subcontract costs and those indirect costs related to contract performance. Costs in excess of billings, and billings in excess of costs are classified as a current asset.

### Fair value of financial instruments

The Company's financial instruments consist of cash equivalents, accounts receivable, investments, accounts payable, short-term and long-term debt, foreign currency forward contracts and interest rate agreements.

The carrying amounts of the Company's financial instruments at December 31, 2008 and 2007 approximate fair value.

### Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Stock-based compensation

The Company applies the provisions of SFAS No. 123(R), "Share-Based Payment" and related interpretations (SFAS No. 123R) to account for the Company's share-based compensation. Under SFAS No. 123R, share-based compensation cost is measured at the grant date based on the calculated fair value of the award. The expense is recognized over the employees' requisite service period, generally the vesting period of the award.

### Derivative financial instruments and hedging activities

The Company does not purchase or hold any derivative financial instruments for trading purposes. The Company uses derivative financial instruments to manage interest rate exposure on variable-rate debt, primarily by using interest rate collars and variable interest rate swaps. The Company's primary source of variable-rate debt comes from its revolving credit agreement.

At contract inception, the Company designates its derivative instruments as hedges. The Company recognizes all derivative instruments on the balance sheet at fair value. Fluctuations in the fair values of derivative instruments designated as cash flow hedges are recorded in accumulated other comprehensive income and reclassified into earnings as the underlying hedged items affect earnings. To the extent that a change in interest rate derivative does not perfectly offset the change in value of the interest rate being hedged, the ineffective portion is recognized in earnings immediately.

The Company is not subject to significant exposures to changes in foreign currency exchange rates. The Company will, however, manage its exposure to changes in foreign currency exchange rates on firm sale and purchase commitments by entering into foreign currency forward contracts. The Company's risk management objective is to reduce its exposure to the effects of changes in exchange rates on these transactions over the duration of the transactions.

During 2006, the Company entered into commitments to sell Canadian funds based on the anticipated receipt of Canadian funds from the sale of certain rail commencing in the second quarter of 2007 through the third quarter of 2008. All of these contracts have been settled as of December 31, 2008. The fair value of these instruments was a liability of $172,000 as of December 31, 2007. The liability was recorded in "Other Accrued Liabilities." During 2008, two of these Canadian dollar denominated commitments matured for a realized loss of approximately $129,000. During 2007, three of these Canadian sell commitments were executed at a loss of $34,000.

In the fourth quarter of 2008, the Company entered into a commitment to buy Euro funds based on the anticipated receipt of Euro funds from the sale of certain rail in the first quarter of 2009. The fair value of this instrument was a liability of $54,000 and was recorded in "Other Accrued Liabilities" as of December 31, 2008.

### Product Liability

The Company maintains a current liability for the repair or replacement of defective products. For certain manufactured products, an accrual is made on a monthly basis as a percentage of cost of sales. For long-term construction products, a liability is established when the claim is known and quantifiable. The product liability accrual is periodically adjusted based on the identification or resolution of known individual product liability claims. At December 31, 2008 and 2007, the product liability was $1,433,000 and $1,886,000, respectively.

### Asset retirement obligations

In conjunction with the completion of the refurbishment and the extension of the lease of the Grand Island, NE facility, the Company recognized a liability for Asset Retirement Obligations (ARO) of approximately $212,000. This liability was increased by approximately $96,000 during 2008 with the completion of the expansion of the fifth line at the Grand Island, NE facility. The Company also maintains a liability of approximately $449,000 for an ARO in connection with the completion of the Tucson, AZ concrete railroad tie facility.

A reconciliation of our liability for ARO's at December 31, 2008 and 2007, which is recorded in "Other Long-Term Liabilities," is as follows:

| | 2008 | 2007 |
|---|---|---|
| | In thousands | |
| Asset retirement obligation at beginning of year | **$717** | $676 |
| Liabilities incurred | **96** | — |
| Accretion expense | **48** | 41 |
| Asset retirement obligation at end of year | **$861** | $717 |

### Income Taxes

The Company makes judgments regarding the recognition of deferred tax assets and the future realization of these assets. As prescribed by SFAS No. 109, "Accounting for Income Taxes" (SFAS 109), valuation allowances must be provided for those deferred tax assets for which it is more likely than not (a likelihood more than 50%) that some portion or all of the deferred tax assets will not be realized. SFAS 109 requires the Company to evaluate positive and negative evidence regarding the recoverability of deferred tax assets. Determination of whether the positive evidence outweighs the negative and quantification of the valuation allowance requires the Company to make estimates and judgments of future financial results.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" (FIN 48). This Interpretation, adopted by the Company on January 1, 2007, applies to all open tax positions accounted for in accordance with SFAS 109. This Interpretation is intended to result in increased relevance and comparability in financial reporting of income taxes and to provide more information about the uncertainty in income tax assets and liabilities. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes.

### New accounting pronouncements

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of SFAS No. 115," (SFAS 159). SFAS 159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting principles generally accepted in the United States. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. The Company already records derivative contracts at fair value in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS 133). The adoption of SFAS 159 on January 1, 2008 had no impact on the Company as management did not elect the fair value option for any other financial instruments or certain other assets and liabilities.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," (SFAS 141R) which replaces SFAS No. 141. SFAS 141R retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning after December 15, 2008. The Company will adopt the provisions of this standard beginning January 1, 2009.

In February 2008, the FASB issued FASB Staff Position (FSP) FAS 157-2, "Effective Date of FASB Statement No. 157," (FSP FAS 157-2). FSP FAS 157-2 delayed the effective date of SFAS 157 (refer to Note 2) for all non-recurring fair value measurements of nonfinancial assets and liabilities until fiscal years beginning after November 15, 2008. The Company will adopt the provisions of this standard beginning January 1, 2009.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an amendment of SFAS No. 133," (SFAS 161). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities, including (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS 133, and (iii) how derivative instruments and related hedged items affect an entity's financial position, results of operations and cash flows. This standard is effective for fiscal years beginning after December 15, 2008. As SFAS 161 only requires enhanced disclosures, this standard will have no impact on the Company's financial position or results of operations when it is adopted on January 1, 2009.

In October 2008, the FASB issued FSP FAS No. 157-3, "Fair Value Measurements," (FSP FAS 157-3). FSP FAS 157-3 clarifies the application of SFAS 157 in an inactive market and provides an example to demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of this standard did not have a material impact on the Company's financial position or results of operations.

In December 2008, the FASB issued FSP FAS No. 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets," (FSP FAS 132R-1). FSP FAS 132R-1 requires additional disclosures for employers' pension and other postretirement benefit plan assets. As pension and other postretirement benefit plan assets were not included within the scope of SFAS No. 157, FSP FAS 132R-1 requires employers to disclose information about fair value measurements of plan assets similar to the disclosures required under SFAS no. 157, the investment policies and strategies for the major categories of plan assets and significant concentrations of risk within plan assets. FSP FAS 132R-1 is effective for fiscal years beginning after December 15, 2009. As FSP FAS 132R-1 only requires enhanced disclosure requirements, this standard will have no impact on the Company's financial position or results of operations when it is adopted on January 1, 2010.

**Note 2.**

**Fair Value Measurements**

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but it does apply to existing accounting pronouncements that require or permit fair value measurements. The Company adopted SFAS 157 on January 1, 2008. The adoption of this standard did not impact our financial position or results of operations, as the Company had previously determined the fair value of these instruments in a manner consistent with the requirements of SFAS 157.

SFAS 157 applies to all assets and liabilities that are being measured and reported on a fair value basis. This standard discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). SFAS 157 enables readers of financial statements to assess the inputs used to develop those measurements by establishing a hierarchy, which prioritizes those inputs used, for ranking the quality and reliability of the information used to determine fair values. The standard requires that each asset and liability carried at fair value be classified into one of the following categories:

*Level 1:* Quoted market prices in active markets for identical assets or liabilities.

*Level 2:* Observable market based inputs or unobservable inputs that are corroborated by market data.

*Level 3:* Unobservable inputs that are not corroborated by market data.

The Company has an established process for determining fair value for its financial assets and liabilities, principally cash and cash equivalents, available-for-sale securities and foreign exchange contracts. Fair value is based on quoted market prices, where available. If quoted market prices are not available, fair value is based on assumptions that use as inputs market-based parameters. The following sections describe the valuation methodologies used by the Company to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate the description includes details of the key inputs to the valuations and any significant assumptions.

*Cash and cash equivalents.* Included within "Cash and cash equivalents" are principally our investments in tax-free money market funds with municipal bond issuances as the underlying securities all of which maintain AAA credit ratings. Also included within cash and cash equivalents are our investments in bank certificates of deposit. The Company uses quoted market prices to determine the fair value of these investments and they are classified in Level 1 of the fair value hierarchy. The carrying amounts approximate fair value because of the short maturity of the instruments.

*Available-for-sale securities.* The Company uses quoted market prices to determine the fair value of its available-for-sale securities. These instruments consist of exchange-traded equity securities, are included within "Investments" and are classified in Level 1 of the fair value hierarchy. Unrealized gains and temporary unrealized losses are included in accumulated other comprehensive income or loss, respectively.

*Derivative contracts.* The Company uses significant other observable inputs that are readily available in public markets or can be derived from information available in publicly quoted markets to determine the fair value of its derivative contracts. These instruments consist of foreign exchange contracts, are included within "Other Accrued Liabilities," and are classified in Level 2 of the fair value hierarchy. Fluctuations in the fair values of derivative instruments are recorded in accumulated other comprehensive income and reclassified into earnings as the underlying hedged items affect earnings.

The following assets and liabilities were measured at fair value on a recurring basis subject to the disclosure requirements of SFAS 157 at December 31, 2008:

| | | **Fair Value Measurements at Reporting Date Using** | | |
|---|---|---|---|---|
| | **December 31, 2008** | **Quoted Prices in Active Markets for Identical Assets (Level 1)** | **Significant Other Observable Inputs (Level 2)** | **Significant Unobservable Inputs (Level 3)** |
| | | **(In thousands)** | | |
| Assets | | | | |
| Money market funds | $104,257 | $104,257 | $ — | $— |
| Bank certificates of deposit | 10,158 | 10,158 | — | — |
| Total cash and cash equivalents | 114,415 | 114,415 | — | — |
| Available-for-sale securities | 2,856 | 2,856 | — | — |
| Total investments | 2,856 | 2,856 | — | — |
| Total Assets | $117,271 | $117,271 | $ — | $— |
| Liabilities | | | | |
| Derivatives | $ (54) | $ — | $(54) | $— |
| Total other accrued liabilities | (54) | — | (54) | — |
| Total Liabilities | $ (54) | $ — | $(54) | $— |

**Note 3.**

**Accounts Receivable**

Accounts Receivable at December 31, 2008 and 2007 are summarized as follows:

| | 2008 | 2007 |
|---|---|---|
| | In thousands | |
| Trade | **$65,908** | $54,360 |
| Allowance for doubtful accounts | **(2,637)** | (1,504) |
| Other | **1,042** | 754 |
| | **$64,313** | $53,610 |

Bad debt expense was $1,461,000, $279,000 and $262,000 in 2008, 2007 and 2006, respectively.

The Company's customers are principally in the Rail, Construction and Tubular segments of the economy. As of December 31, 2008 and 2007, trade receivables, net of allowance for doubtful accounts, from customers in these markets were as follows:

| | 2008 | 2007 |
|---|---|---|
| | In thousands | |
| Rail | **$25,876** | $18,455 |
| Construction | **31,839** | 30,864 |
| Tubular | **4,435** | 3,455 |
| | **$62,150** | $52,774 |

Credit is extended on an evaluation of the customer's financial condition and generally collateral is not required.

**Note 4.**

**Inventories**

Inventories at December 31, 2008 and 2007 are summarized as follows:

| | 2008 | 2007 |
|---|---|---|
| | In thousands | |
| Finished goods | **$ 89,935** | $ 92,962 |
| Work-in-process | **13,275** | 5,121 |
| Raw materials | **25,198** | 16,786 |
| Total inventories at current costs | **128,408** | 114,869 |
| Less: | | |
| Current cost over LIFO stated values | **(21,316)** | (8,605) |
| Inventory valuation reserve | **(4,176)** | (3,817) |
| | **$102,916** | $102,447 |

At December 31, 2008 and 2007, the LIFO carrying value of inventories for book purposes exceeded the LIFO value for tax purposes by approximately $6,026,000 and $11,877,000, respectively. During 2008, 2007 and 2006, liquidation of LIFO layers carried at costs that were lower than current purchases resulted in a decrease to cost of goods sold of $2,384,000, $123,000, and $4,000, respectively.

## Note 5.

## Property Held for Resale

Property held for resale at December 31, 2008 and 2007 consists of the following:

| | 2008 | 2007 |
|---|---|---|
| | In thousands | |
| Land | $— | $ 2,174 |
| Improvements to land | — | 3,087 |
| Buildings | — | 794 |
| | — | 6,055 |
| Less accumulated depreciation and amortization | — | (3,558) |
| Property held for resale | $— | $ 2,497 |

In December 2007, the Company entered into a preliminary agreement to sell approximately 63 acres of real estate located in Houston, TX used primarily by the Company's Tubular products segment and reclassified these assets as "property held for resale" under SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

The sales price of the real estate was approximately $6,500,000. This transaction closed on March 3, 2008 and the Company recorded a gain of $1,486,000.

Upon the closing, the Company entered into a sale-leaseback transaction with the purchaser of the Houston, TX real estate. Refer to Note 17, "Sale-Leaseback," for additional information regarding this transaction.

## Note 6.

## Discontinued Operations

In February 2006, the Company sold substantially all of the assets of its Construction segment's Geotechnical division for $4,000,000 plus the net asset value of the fixed assets, inventory, work in progress and prepaid items, resulting in a gain of approximately $3,005,000. The operations of the division qualified as a "component of an entity" under Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" and thus, the operations were reclassified as discontinued.

Net sales and income from discontinued operations were as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| | | In thousands | |
| Net sales | $— | $ — | $3,669 |
| (Loss) income from discontinued operations (including a pretax gain on disposal of $3,005,000) | $— | $(47) | $3,153 |
| Income tax (benefit) expense | — | (16) | 338 |
| (Loss) income from discontinued operations | $— | $(31) | $2,815 |

## Note 7.

## Property, Plant and Equipment

Property, plant and equipment at December 31, 2008 and 2007 consist of the following:

| | 2008 | 2007 |
|---|---|---|
| | In thousands | |
| Land | **$ 2,756** | $ 2,756 |
| Improvements to land and leaseholds | **17,244** | 17,742 |
| Buildings | **7,207** | 7,191 |
| Machinery and equipment, including equipment under capitalized leases | **68,421** | 65,242 |
| Construction in progress | **1,811** | 658 |
| | **97,439** | 93,589 |
| Less accumulated depreciation and amortization, including accumulated amortization of capitalized leases | **57,450** | 49,453 |
| | **$39,989** | $44,136 |

Depreciation expense, including amortization of assets under capital leases, for the years ended December 31, 2008, 2007 and 2006 amounted to $8,840,000, $8,610,000, and $6,062,000, respectively.

## Note 8.

## Investments and Other Assets

As of December 31, 2008, the investments classified by the Company as available-for-sale consist of $2,856,000 of equity securities. Any unrealized gains or losses with respect to investments classified as available-for-sale are recognized as a component of "Accumulated Other Comprehensive Loss" within Stockholders' Equity on the Company's consolidated balance sheet.

| | December 31, 2008 | | | |
|---|---|---|---|---|
| | Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
| | In thousands | | | |
| Equity Securities | $1,734 | $1,122 | $— | $2,856 |
| Total Investments | $1,734 | $1,122 | $— | $2,856 |

The Company maintained investments in the stock of the Dakota, Minnesota & Eastern Railroad Corporation (DM&E). In September 2007, the DM&E announced it had entered into an Agreement and Plan of Merger under which an indirect, wholly owned subsidiary of the Canadian Pacific Railway Limited (CP) would be merged in the DM&E, with the DM&E being the surviving corporation. As a result of the announcement of the merger agreement, the Company recognized incremental dividend income of approximately $8,472,000.

In October 2007, this merger was consummated. In exchange for our DM&E preferred stock, warrants, common stock and accrued dividend income receivable, the Company received approximately $148,775,000. Of this amount, approximately $8,993,000 represented a return of principal, approximately $16,897,000 represented dividends and approximately $122,885,000 represented a pre-tax gain which was recorded at closing. In March 2008, the Company received and recognized a gain of approximately $2,022,000 related to the receipt of escrow proceeds from a favorable working capital adjustment. As of December 31, 2007, the Company had fully reserved the escrow proceeds.

During 2007 and 2006, the Company sold rail and piling products to the DM&E in the amount of $18,701,000 and $17,243,000, respectively.

**Note 9.**

**Borrowings**

In July 2007, the Company's maximum credit line was increased to $90,000,000 under a fourth amendment to the Amended and Restated Revolving Credit and Security Agreement (Agreement) with a syndicate of three banks led by PNC Bank, N.A. The revolving credit facility is secured by substantially all of the trade receivables and inventory owned by the Company. Revolving credit facility availability under the Agreement is limited by the amount of eligible accounts receivable and inventory, applied against certain advance rates, and are limited to 85% of eligible receivables and 60% of eligible inventory. Additionally, the fourth amendment established a $20,000,000 term loan that was immediately applied to pay down existing amounts outstanding on the revolving credit facility. The term loan is being amortized on a term of seven years with a balloon payment on the remaining outstanding principal due at the maturity of the Agreement, May 2011. If average availability should fall below $10,000,000 over a 30-day period, the loans become immediately secured by a lien on the Company's equipment that is not encumbered by other liens.

Prior to February 2007, borrowings under the credit facility bore interest at either the base rate or the LIBOR rate plus or minus an applicable spread based on the fixed charge coverage ratio. The base rate was equal to the greater of (a) PNC Bank's base commercial lending rate or (b) the Federal Funds Rate plus .50%. The base rate spread ranged from negative 1.00% to a positive .50%, and the LIBOR spread ranged from 1.50% to 2.50%. In February 2007, the Company entered into a third amendment to the Agreement under which revolving credit facility borrowings placed in LIBOR contracts are priced at prevailing LIBOR rates, plus 1.25%. Borrowings placed in other tranches are priced at the prevailing prime rate, minus 1.00%. The term loan base rate spread is fixed at minus 0.75% and the LIBOR spread is fixed at plus 1.50%.

The third amendment also permits the Company to use various additional debt instruments to finance capital expenditures, outside of borrowings under the Agreement, limited to an additional $10,000,000, and increases the Company's permitted annual capital expenditures to $12,000,000. Under the amended Agreement, the Company maintains dominion over its cash at all times, as long as excess availability stays over $5,000,000 and there is no uncured event of default.

In March 2009, the Company entered into a fifth amendment to the Agreement which became effective as of December 31, 2008 and changed certain financial covenants included in the Agreement by creating an exclusion standard in the agreement. This standard, which is met by the Company when revolving credit facility borrowings do not exceed $20,000,000 and unused borrowing commitment is at least $50,000,000, allows for certain items, as defined in the amendment, to be excluded in determining the minimum level for the fixed charge coverage ratio. Additionally, the amendment permits the Company to adjust its calculation of earnings before interest and taxes, as defined in the agreement, by any charges and credits related to the Company's LIFO method of accounting for inventory.

The fifth amendment also includes a revised minimum net worth covenant and a revised maximum level for consolidated capital expenditures. As of December 31, 2008 the Company was in compliance with all of the Agreement's covenants.

Under the term loan, the Company had $15,952,000 outstanding at December 31, 2008 of which $13,333,000 was noncurrent. At December 31, 2007 the Company had $19,048,000 outstanding of which $16,190,000 was noncurrent. (See Note 10).

At December 31, 2008 there were no outstanding borrowings under the revolving credit facility and the Company had approximately $86,443,000 in unused borrowing commitment.

The Company's ability to pay cash dividends is limited by the Agreement.

**Note 10.**

**Long-Term Debt and Related Matters**

Long-term debt at December 31, 2008 and 2007 consists of the following:

| | 2008 | 2007 |
|---|---|---|
| | In thousands | |
| Term Loan with an interest rate of 1.98% at December 31, 2008 and 5.90% at December 31, 2007 payable in installments with a balloon payment due in May 2011 | **$15,952** | $19,048 |
| Lease obligations payable in installments through 2012 with a weighted average interest rate of 7.18% at December 31, 2008 and 7.14% at December 31, 2007 | **8,977** | 12,110 |
| Massachusetts Industrial Revenue Bond with an interest rate of 2.27% at December 31, 2008 and 3.84% at December 31, 2007, payable March 1, 2013 | **2,045** | 2,045 |
| Citizens Asset Finance Mortgage payable in installments through 2011, with a balloon payment due in 2011, with a fixed interest rate of 7.01% | **490** | 588 |
| Pennsylvania Economic Development Financing Authority Tax Exempt Pooled Bond payable in installments through 2021 with an average interest rate of 3.78% at December 31, 2007 | **—** | 331 |
| Pennsylvania Department of Community and Economic Development Machinery and Equipment Loan Fund payable in installments through 2009 with a fixed interest rate of 3.75% | **47** | 125 |
| | **27,511** | 34,247 |
| Less current maturities | **5,777** | 6,191 |
| | **$21,734** | $28,056 |

Included in current maturities in the above table is $2,857,000 related to the term loan under the Agreement as discussed in Note 9.

The Massachusetts Industrial Revenue Bond is secured by a $2,085,000 standby letter of credit.

The maturities of long-term debt for each of the succeeding five years subsequent to December 31, 2008 are as follows:

| Year | In thousands |
|---|---|
| 2009 | $ 5,777 |
| 2010 | 6,151 |
| 2011 | 12,166 |
| 2012 | 1,372 |
| 2013 and thereafter | 2,045 |
| Total | $27,511 |

**Note 11.**

**Stockholders' Equity**

At December 31, 2008 and 2007, the Company had authorized shares of 20,000,000 in Common stock and 5,000,000 in Preferred stock. No Preferred stock has been issued. The Common stock has a par value of $.01 per share. No par value has been assigned to the Preferred stock.

The Company's Board of Directors has authorized the purchase of up to $40,000,000 in shares of its Common stock through share repurchase programs announced in May and October 2008 at prevailing market prices or privately negotiated transactions. As of December 31, 2008, the Company had purchased 865,532 shares at a total cost of approximately $26,482,000. The timing and extent of future purchases will depend on market conditions and options available to the Company for alternative uses of its resources. The remaining authorization expires on December 31, 2010.

No cash dividends on Common stock were paid in 2008, 2007 or 2006.

**Note 12.**

**Accumulated Other Comprehensive Loss**

The components of accumulated other comprehensive loss, net of tax, for the years ended December 31, 2008 and 2007, are as follows:

| | 2008 | 2007 |
|---|---|---|
| | In thousands | |
| Pension liability adjustment | **$(1,403)** | $(634) |
| Market value adjustments for investments | **725** | — |
| Unrealized derivative losses on cash flow hedges | **(34)** | (110) |
| | **$ (712)** | $(744) |

**Note 13.**

**Stock-Based Compensation**

Stock Options/Awards

The Company has three equity compensation plans: The 1985 Long-Term Incentive Plan (1985 Plan), the 1998 Long-Term Incentive Plan for Officers and Directors (1998 Plan) and the 2006 Omnibus Incentive Plan (2006 Plan). The 1985 Plan expired on January 1, 2005. Although no further awards can be made under the 1985 Plan, prior awards are not affected by the termination of the Plan.

The 1998 Plan, amended and restated in May 2001, provides for the award of options to key employees and directors to purchase up to 900,000 shares of Common stock at no less than 100% of fair market value on the date of the grant. The 1998 Plan provides for the granting of "nonqualified options" and "incentive stock options" with a duration of not more than ten years from the date of grant. The Plan also provides that, unless otherwise set forth in the option agreement, options are exercisable in installments of up to 25% annually beginning one year from date of grant. Outside directors were automatically awarded fully vested, nonqualified stock options to acquire 5,000 shares of the Company's Common stock on each date the outside directors were elected at an annual shareholders' meeting to serve as directors. The 1998 Plan was amended in May 2006 to remove the automatic awarding of options to outside directors.

The 2006 Plan, approved In May 2006, allows for the issuance of 500,000 shares of Common stock through the granting of stock options or stock awards (including performance units convertible into stock) to key employees and directors at no less than 100% of fair market value on the date of the grant. The 2006 Plan provides for the granting of "nonqualified options" with a duration of not more than ten years from the date of grant. The 2006 Plan also provides that, unless otherwise set forth in the option agreement, options are exercisable in installments of up to 25% annually beginning one year from the date of grant. No options have been granted under the 2006 Plan.

At December 31, 2008, 2007 and 2006, Common stock options outstanding under the Plans had option prices ranging from $2.75 to $14.77, with a weighted average price of $5.54, $5.52 and $5.20 per share, respectively.

The weighted average remaining contractual life of the stock options outstanding for the three years ended December 31, 2008 are: 2008-3.6 years; 2007-4.3 years; and 2006-4.5 years.

There were no stock options granted during 2008, 2007 or 2006.

Options exercised during 2008, 2007 and 2006 totaled 155,200, 339,050 and 331,250 shares, respectively. The weighted average exercise price per share of these exercised options in 2008, 2007 and 2006 was $5.49, $4.89 and $4.60, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was $5,403,000, $12,255,000 and $6,546,000, respectively.

Certain information for the three years ended December 31, 2008 relative to employee stock options is summarized as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Number of shares under Incentive Plan: | | | |
| Outstanding at beginning of year | **349,900** | 708,950 | 1,042,450 |
| Granted | **—** | — | — |
| Canceled | **—** | — | (2,250) |
| Exercised | **(155,200)** | (359,050) | (331,250) |
| Outstanding at end of year | **194,700** | 349,900 | 708,950 |
| Exercisable at end of year | **182,200** | 313,950 | 643,300 |
| Number of shares available for future grant: | | | |
| Beginning of year | **509,375** | 526,875 | 42,125 |
| End of year | **471,627** | 509,375 | 526,875 |

The total intrinsic value of options outstanding at December 31, 2008, 2007 and 2006 was $5,012,000, $16,170,000 and $14,684,000, respectively. The total intrinsic value of options exercisable at December 31, 2008, 2007 and 2006 was $4,771,000, $14,701,000 and $13,639,000, respectively.

The fair value of non-vested options at December 31, 2008, 2007 and 2006 was $71,000, $183,000 and $309,000, respectively, with weighted average, grant date fair values of $5.71, $5.10 and $4.70, respectively. At December 31, 2008, there was $25,000 of compensation expense related to nonvested awards which is expected to be recognized over a weighted-average period of 0.3 years. At December 31, 2007, there was $129,000 of compensation expense related to nonvested awards which was expected to be recognized over a weighted-average period of 1.2 years.

Certain information for the year ended December 31, 2008 relative to employee stock options at respective exercise price ranges is summarized as follows:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number of Shares | Weighted Average Remaining Life | Weighted Exercise Price | Shares Exercisable | Weighted Exercise Price |
| $ 2.75 - $ 3.65 | 86,000 | 2.1 | $ 3.50 | 86,000 | $3.50 |
| $ 4.10 - $ 5.50 | 51,500 | 3.2 | 4.90 | 51,500 | 4.90 |
| $ 7.81 - $ 8.97 | 43,250 | 5.9 | 8.36 | 43,250 | 8.36 |
| $ 9.29 - $14.77 | 13,950 | 6.4 | 11.75 | 1,450 | 9.30 |
| | 194,700 | 3.6 | $ 5.54 | 182,200 | $5.09 |

Shares issued as a result of stock option exercise generally will be from authorized but previously unissued common stock.

### Restricted Stock Awards

The 2006 Plan provides for the award of up to 500,000 shares of Common stock through the granting of stock options or stock awards to key employees and directors. The awards will be fully vested at the end of the two year period commencing from the date of the grant, unless otherwise determined by the underlying restricted stock agreement. The fair value of each award is equal to the fair market value of the Company's common stock on the date of grant.

Non-employee directors are automatically awarded 3,500 fully vested shares, or a lesser amount determined by the directors, of the Company's Common stock on each date the outside directors are elected at an annual shareholders' meeting to serve as directors.

The outside directors were granted a total of 10,500, 17,500 and 17,500 fully vested restricted stock awards for the years ended December 31, 2008, 2007 and 2006, respectively. The weighted average fair value of these restricted stock grants was $32.61, $25.10 and $23.68 per share, respectively.

Compensation expense recorded by the Company related to restricted stock awards was approximately $342,000, $439,000, and $414,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

A summary of the restricted stock activity as of December 31, 2008 is presented below:

| | Restricted Shares | Weighted Average Fair Value | Weighted Average Remaining Contractual Term | Aggregate Fair Value |
|---|---|---|---|---|
| Outstanding at January 1, 2008 | — | $ — | — | $ — |
| Granted | 10,500 | 32.61 | — | 342,405 |
| Vested | (10,500) | 32.61 | — | (342,405) |
| Canceled | — | — | — | — |
| Outstanding at December 31, 2008 | — | $ — | — | $ — |

Stock issued as a result of restricted stock awards generally will be authorized but previously unissued common stock.

The 2005 — 2007 Three Year Incentive Plan

The Company granted, pursuant to the 2006 Omnibus Plan, as amended, approximately 11,000 fully-vested shares during 2008 in lieu of a portion of the cash payment earned under the Three Year Incentive Plan. This non-cash transaction of $467,000 is reflected as an increase to "Paid-in capital" in the Consolidated Balance Sheet at December 31, 2008. These shares are not voluntarily transferable until May 1, 2010. The number of shares awarded under this plan was determined using an average share price of $43.91 over a ten day period in February 2008. When these shares were awarded on March 6, 2008, the grant date fair value per share was $40.03.

Performance Unit Awards

Under the 2008 — 2010 Three Year Incentive Plan the Company granted, pursuant to the 2006 Omnibus Plan, as amended, approximately 23,000 performance units during 2008. These awards can be earned based upon the Company's performance relative to performance measures as defined in the plan. These awards are subject to forfeiture, cannot be transferred until March 6, 2012 and will be converted into common stock of the Company based on conversion multiples as defined in the underlying plan. The number of shares awarded under this plan was determined using an average share price of $43.91 over a ten day period in February 2008. When these shares were awarded on March 6, 2008, the grant date fair value per share was $40.03.

Other Long-term Awards

The Company granted approximately 17,000 nonvested shares during 2008. The weighted average fair value of these time-vested, forfeitable restricted stock awards was $35.14. These restricted stock awards vest after a four year holding period.

The Company recorded compensation expense of $495,000 for 2008 relative to the awards granted pursuant to the Performance Unit Awards and the Other Long-term Awards.

**Note 14.**

**Earnings Per Common Share**

The following table sets forth the computation of basic and diluted earnings per common share:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | In thousands, except per share amounts | | |
| Numerator for basic and diluted earnings per common share- net income available to common stockholders: | | | |
| Income from continuing operations | **$27,746** | $110,724 | $10,715 |
| (Loss) income from discontinued operations | **—** | (31) | 2,815 |
| Net income | **$27,746** | $110,693 | $13,530 |
| Denominator: | | | |
| Weighted average shares | **10,670** | 10,653 | 10,403 |
| Denominator for basic earnings per common share | **10,670** | 10,653 | 10,403 |
| Effect of dilutive securities: | | | |
| Employee stock options | **131** | 317 | 406 |
| Other stock compensation plans | **10** | — | — |
| Dilutive potential common shares | **141** | 317 | 406 |
| Denominator for diluted earnings per common share-adjusted weighted average shares and assumed conversions | **10,811** | 10,970 | 10,809 |
| Basic earnings per share: | | | |
| Continuing operations | **$ 2.60** | $ 10.39 | $ 1.03 |
| Discontinued operations | **—** | — | 0.27 |
| Basic earnings per common share | **$ 2.60** | $ 10.39 | $ 1.30 |
| Diluted earnings per share: | | | |
| Continuing operations | **$ 2.57** | $ 10.09 | $ 0.99 |
| Discontinued operations | **—** | — | 0.26 |
| Diluted earnings per common share | **$ 2.57** | $ 10.09 | $ 1.25 |

Weighted average shares issuable upon the exercise of stock options which were antidilutive and were not included in the calculation were 22,000 in 2006. There were no antidilutive shares in 2008 and 2007.

**Note 15.**

**Income Taxes**

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2008 and 2007 are as follows:

| | 2008 | 2007 |
|---|---|---|
| | In thousands | |
| Deferred tax liabilities: | | |
| Depreciation | **$1,629** | $1,638 |
| Available-for-sale securities | **417** | — |
| Inventories | **—** | 3,541 |
| Total deferred tax liabilities | **2,046** | 5,179 |
| Deferred tax assets: | | |
| Accounts receivable | **1,366** | 919 |
| Inventories | **61** | — |
| Net operating loss carryforwards | **352** | 920 |
| Derivative instruments | **20** | 62 |
| Pension liability | **909** | 411 |
| Deferred gain on sale / leaseback | **767** | — |
| Goodwill | **301** | 376 |
| Deferred compensation | **549** | 1,527 |
| State tax incentives | **—** | 56 |
| Warranty reserve | **610** | 786 |
| Other-net | **22** | 25 |
| Total deferred tax assets | **4,957** | 5,082 |
| Valuation allowance for deferred tax assets | **—** | 56 |
| Deferred tax assets | **4,957** | 5,026 |
| Net deferred tax asset (liability) | **$2,911** | $ (153) |

Significant components of the provision for income taxes for continuing operations are as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| | | In thousands | |
| Current: | | | |
| Federal | **$16,605** | $55,471 | $ 6,971 |
| State | **1,957** | 3,418 | 348 |
| Total current | **18,562** | 58,889 | 7,319 |
| Deferred: | | | |
| Federal | **(3,240)** | (793) | (1,803) |
| State | **211** | (309) | (442) |
| Total deferred | **(3,029)** | (1,102) | (2,245) |
| Total income tax expense | **$15,533** | $57,787 | $ 5,074 |

The reconciliation of income tax for continuing operations computed at statutory rates to income tax expense is as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Statutory rate | **35.0%** | 35.0% | 34.0% |
| State income tax | **3.4** | 1.7 | 1.6 |
| Nondeductible expenses | **(2.6)** | (1.7) | (1.5) |
| Valuation allowance | — | (0.5) | (2.4) |
| Other | **0.1** | (0.2) | 0.4 |
| | **35.9%** | 34.3% | 32.1% |

At December 31, 2008 and 2007, the tax benefit of net operating loss carryforwards available for state income tax purposes was approximately $352,000 and $920,000, respectively. The net operating loss carryforwards will expire as follows:

| Expires Year | Amount In thousands |
|---|---|
| 2009-2021 | $ 34 |
| 2022 | 30 |
| 2023 | 62 |
| 2024 | 226 |
| | $352 |

On January 1, 2007, the Company adopted the provisions of FIN 48 "Accounting for Uncertainty in Income Taxes". The adoption and implementation of FIN 48 resulted in a transition adjustment of $222,000 which was accounted for as a reduction to the January 1, 2007 balance of retained earnings. This adjustment was comprised of uncertain tax benefits of $54,000 (net of federal benefit on state issues), accrued interest of $110,000 and penalties of $58,000.

The following table provides a reconciliation of unrecognized tax benefits as of December 31, 2008 and 2007:

| | 2008 | 2007 |
|---|---|---|
| | In thousands | |
| Unrecognized tax benefits at beginning of period: | **$142** | $522 |
| Increases/(decreases) based on tax positions for prior periods | — | — |
| Increases based on tax positions related to current period | — | — |
| Decreases related to settlements with taxing authorities | — | — |
| Decreases as a result of a lapse of the applicable statute of limitations | — | 380 |
| Balance at end of period | **$142** | $142 |

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $142,000 at December 31, 2008. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2008, the Company had accrued interest and penalties related to unrecognized tax benefits of $218,000.

The Company files income tax returns in the United States and in various state, local and foreign jurisdictions. At December 31, 2008, the Company had been examined by the Internal Revenue Service through calendar year 2004. The Company is subject to federal income tax examinations for the period 2005 forward. With respect to the state, local and foreign filings, the Company is generally subject to income tax examinations for the periods 2003 forward.

## Note 16.

## Rental and Lease Information

The Company has capital and operating leases for certain plant facilities, office facilities, and equipment. Rental expense for the years ended December 31, 2008, 2007, and 2006 amounted to $3,767,000, $3,722,000 and $3,497,000, respectively. Generally, land and building leases include escalation clauses.

The following is a schedule, by year, of the future minimum payments under capital and operating leases, together with the present value of the net minimum payments as of December 31, 2008:

| Year ending December 31, | Capital Leases | Operating Leases |
|---|---|---|
| | In thousands | |
| 2009 | $ 3,552 | $ 2,333 |
| 2010 | 3,509 | 2,145 |
| 2011 | 1,572 | 1,965 |
| 2012 | 1,427 | 1,300 |
| 2013 and thereafter | — | 4,202 |
| Total minimum lease payments | 10,060 | $11,945 |
| Less amount representing interest | 1,083 | |
| Total present value of minimum payments | 8,977 | |
| Less current portion of such obligations | 3,007 | |
| Long-term obligations with interest rates ranging from 5.58% to 8.55% | $ 5,970 | |

Assets recorded under capital leases are as follows:

| | 2008 | 2007 |
|---|---|---|
| | In thousands | |
| Machinery and equipment at cost | **$15,697** | $15,804 |
| Land improvements | **6,381** | 6,381 |
| Buildings | **2,397** | 2,397 |
| | **24,475** | 24,582 |
| Less accumulated amortization | **12,019** | 9,102 |
| Net capital lease assets | **$12,456** | $15,480 |

## Note 17.

## Sale-Leaseback

On March 3, 2008 pursuant to the sale of property discussed in Note 5, the Company entered into a sale-leaseback transaction, as amended on April 30, 2008, with the purchaser of the Houston, TX real estate for approximately 20 acres of the real estate and certain other assets for a ten year term at a monthly rental rate of $1,000 per acre with annual 3% increases. The April 30, 2008 amendment added approximately 9 acres of real estate (Temporary Premises) on a month to month term basis. The January 6, 2009 amendment terminated approximately 4 acres of the Temporary Premises. The lease is a "net" lease with the Company being responsible for taxes, maintenance, insurance and utilities. The Company will use the leased property for its threaded product operations.

This lease is being accounted for as an operating lease with an interest rate of 5.25% for the transaction. The transaction qualifies as a sale-leaseback under applicable guidance, including SFAS No. 98, "Accounting for Leases," and the Company recorded as a deferred gain the present value of the minimum lease payments of the operating lease, $2,146,000. This deferred gain is being amortized over the life of the lease, 120 months.

**Note 18.**

**Retirement Plans**

The Company modified certain of its qualified retirement plans on March 1, 2007 and currently has four plans which together cover its hourly and certain of its salaried employees; specifically two defined benefit plans (one active / one frozen) and two defined contribution plans. Employees are eligible to participate in these specific plans based on their employment classification. The Company's funding to the defined benefit and defined contribution plans is governed by the Employee Retirement Income Security Act of 1974 (ERISA), applicable plan policy and investment guidelines. The Company policy is to contribute at least the minimum funding required by ERISA.

**Defined Benefit Plans**

The following tables present a reconciliation of the changes in the benefit obligation, the fair market value of the assets and the funded status of the plans:

| | 2008 | 2007 |
|---|---|---|
| | In thousands | |
| Changes in benefit obligation: | | |
| Benefit obligation at beginning of year | **$ 4,085** | $3,908 |
| Service cost | **19** | 23 |
| Interest cost | **251** | 221 |
| Actuarial losses | **176** | 63 |
| Benefits paid | **(150)** | (130) |
| Benefit obligation at end of year | **$ 4,381** | $4,085 |
| Change to plan assets: | | |
| Fair value of assets at beginning of year | **$ 3,624** | $3,290 |
| Actual (loss) gain on plan assets | **(859)** | 256 |
| Employer contribution | **311** | 208 |
| Benefits paid | **(150)** | (130) |
| Fair value of assets at end of year | **$ 2,926** | $3,624 |
| Funded status at end of year | **$(1,455)** | $ (461) |
| Amounts recognized in the statement of financial position consist of: | | |
| Other long-term liabilities | **$(1,455)** | $ (461) |
| Amounts recognized in accumulated other comprehensive loss consist of: | | |
| Net loss | **$ 2,309** | $1,036 |
| Net transition asset | **—** | (1) |
| Prior service cost | **5** | 12 |
| | **$ 2,314** | $1,047 |

The prior service cost and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic pension cost during 2009 are $3,000 and $139,000, respectively, before taxes. There is no transition asset expected to be recognized in net periodic pension cost during 2009.

Net periodic pension costs for the three years ended December 31, 2008 are as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| | In thousands | | |
| Components of net periodic benefit cost: | | | |
| Service cost | **$ 19** | 24 | $ 57 |
| Interest cost | **251** | 221 | 217 |
| Expected return on plan assets | **(288)** | (259) | (227) |
| Amortization of prior service cost | **7** | 7 | 8 |
| Amortization of net transition asset | **—** | (5) | (9) |
| Recognized net actuarial gain | **49** | 50 | 70 |
| Net periodic benefit cost | **$ 38** | 38 | $ 116 |

The discount rate assumptions used to develop net periodic pension costs for 2008, 2007, and 2006 were 6.25%, 5.75%, and 5.75%, respectively.

Assumptions used to measure the projected benefit obligation for the three years ended December 31, 2008 were:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Assumed discount rate | **6.00%** | 6.25% | 5.75% |
| Expected rate of return on plan assets | **7.75%** | 7.75% | 7.75% |

The expected long-term rate of return is based on numerous factors including the target asset allocation for plan assets, historical rate of return, long-term inflation assumptions, and current and projected market conditions.

Amounts applicable to the Company's pension plans with accumulated benefit obligations in excess of plan assets are as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| | In thousands | | |
| Projected benefit obligation | **$4,381** | $4,085 | $3,908 |
| Accumulated benefit obligation | **4,381** | 4,085 | 3,908 |
| Fair value of plan assets | **2,926** | 3,624 | 3,290 |

The hourly plan assets consist primarily of various fixed income and equity investments. The Company's primary investment objective is to provide long-term growth of capital while accepting a moderate level of risk. The investments are limited to cash and equivalents, bonds, preferred stocks and common stocks. The investment target ranges and actual allocation of pension plan assets by major category at December 31, 2008 and 2007 are as follows:

| | Target | 2008 | 2007 |
|---|---|---|---|
| Asset Category | | | |
| Cash and cash equivalents | 0 - 10% | **12%** | 22% |
| Fixed income funds | 30 - 50% | **37** | 21 |
| Equities | 50 - 70% | **51** | 57 |
| Total | | **100%** | 100% |

The Company expects to contribute $135,000 to its defined benefit plans in 2009.

The following benefit payments are expected to be paid:

| | Pension Benefits |
|---|---|
| | In thousands |
| 2009 | $ 155 |
| 2010 | 157 |
| 2011 | 156 |
| 2012 | 164 |
| 2013 | 178 |
| Years 2014-2018 | 1,249 |

**Defined Contribution Plans**

In 2007, the Company merged its non-union hourly and salaried defined contribution plans into one plan covering all non-union workers and salaried employees. This defined contribution plan contains a matched savings provision that permits both pretax and after-tax employee contributions. Participants can contribute, subject to statutory limitations, between 1% and 75% of eligible pre-tax pay and 1% and 100% of eligible after-tax pay.

The Company's employer match is 100% of the first 1% of deferred eligible compensation and up to 50% of the next 6%, based on years of service, of deferred eligible compensation, for a total maximum potential match of 4%. The Company may also make discretionary contributions to the plan. The expense associated with this plan was $1,797,000 in 2008, $1,845,000 in 2007, and $1,592,000 in 2006.

The Company also has a defined contribution plan for union hourly employees with contributions made by both the participants and the Company based on various formulas. The expense associated with this plan was $34,000 in 2008, $42,000 in 2007, and $58,000 in 2006.

**Note 19.**

**Commitments and Contingent Liabilities**

The Company is subject to laws and regulations relating to the protection of the environment, and the Company's efforts to comply with environmental regulations may have an adverse effect on its future earnings. In the opinion of management, compliance with the present environmental protection laws will not have a material adverse effect on the financial condition, results of operations, cash flows, competitive position, or capital expenditures of the Company.

The Company is subject to legal proceedings and claims that arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial condition or liquidity of the Company. The resolution, in any reporting period, of one or more of these matters could have a material effect on the Company's results of operations for that period.

In the second quarter of 2004, a gas company filed a complaint against the Company in Allegheny County, PA, alleging that in 1989 the Company had applied epoxy coating on 25,000 feet of pipe and that, as a result of inadequate surface preparation of the pipe, the coating had blistered and deteriorated. The Company does not believe that the gas company's alleged problems are the Company's responsibility. Although no assurances can be given, the Company believes that it has meritorious defenses to such claims and will vigorously defend against such a suit. The Company's insurance carrier, although it reserved its right to deny coverage, has undertaken the defense of this claim.

In November 2005, the City of Clearfield, Utah, filed suit in the Second District Court, Davis County, Utah, against the Utah Department of Transportation, a general contractor, four design engineers and/or consultants, a bonding company and the Company. The City alleged that the design and engineering of an overpass in 2000 had been faulty and that the Company had provided the mechanical stabilized earth wall system for the project. The City alleged that the embankment to the overpass began, in 2001, to fail and slide away from the stabilized earth wall system, resulting in damage in excess of $3,000,000. The Company believes that it has meritorious defenses to these claims, that the Company's products complied with all applicable specifications and that other factors accounted for any alleged failure. The Company has referred this matter to its insurance carrier, which, although it reserved its right to deny coverage, has undertaken the defense of this claim.

In December 2008, the Company received a Third-Party Complaint, filed in the US. District Court for the Western District of Oklahoma, alleging that the Company and others were responsible for certain contamination which migrated to adjacent properties in Payne County, Oklahoma. The Company is alleged to have owned the initially contaminated property pursuant to a 1978 quit claim deed. The Company sold, by quit claim deed, its interests, if any, in this property in 1979. The Company has referred this matter to its insurance carrier and, subject to reservations, the insurance carrier is defending this claim.

At December 31, 2008 the Company had outstanding letters of credit of approximately $3,557,000.

**Note 20.**

**Business Segments**

L.B. Foster Company is organized and evaluated by product group, which is the basis for identifying reportable segments.

The Company is engaged in the manufacture, fabrication and distribution of rail, construction and tubular products.

The Company's Rail segment provides a full line of new and used rail, trackwork and accessories to railroads, mines and industry. The Rail segment also designs and produces concrete railroad ties, insulated rail joints, power rail, track fasteners, coverboards and special accessories for mass transit and other rail systems.

The Company's Construction segment sells and rents steel sheet piling, H-bearing pile, and other piling products for foundation and earth retention requirements. In addition, the Company's Fabricated Products division sells bridge decking, bridge railing, structural steel fabrications, expansion joints and other products for highway construction and repair. The Buildings division produces precast concrete buildings. In February 2006, the Company sold substantially all of the assets of its former Geotechnical division, and the operations were classified as discontinued. See Note 6, Discontinued Operations.

The Company's Tubular segment supplies pipe coatings for natural gas pipelines and utilities. Additionally, this segment produces threaded pipe products for industrial water well and irrigation markets. This segment also sells micropiles for construction foundation repair and slope stabilization.

The Company markets its products directly in all major industrial areas of the United States, primarily through a national sales force.

The following table illustrates net sales, profits, assets, depreciation/amortization and expenditures for long-lived assets of the Company by segment. Segment profit is the earnings before income taxes and includes internal cost of capital charges for assets used in the segment at a rate of, generally 1% per month. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that the Company accounts for inventory on a First-In, First-Out (FIFO) basis at the segment level compared to a Last-In, First-Out (LIFO) basis at the consolidated level.

| | 2008 | | | | |
|---|---|---|---|---|---|
| | Net Sales | Segment Profit | Segment Assets | Depreciation/ Amortization | Expenditures for Long-Lived Assets |
| | | | In thousands | | |
| **Rail Products** | $234,686 | $16,310 | $113,367 | $6,410 | $2,332 |
| **Construction Products** | 243,103 | 28,736 | 94,709 | 1,509 | 1,184 |
| **Tubular Products** | 34,803 | 6,873 | 13,870 | 562 | 490 |
| **Total** | $512,592 | $51,919 | $221,946 | $8,481 | $4,006 |

| | 2007 | | | | |
|---|---|---|---|---|---|
| | Net Sales | Segment Profit | Segment Assets | Depreciation/ Amortization | Expenditures for Long-Lived Assets |
| | | | In thousands | | |
| Rail Products | $260,634 | $14,508 | $ 97,511 | $6,218 | $3,244 |
| Construction Products | 211,867 | 18,227 | 97,801 | 1,446 | 1,144 |
| Tubular Products | 36,480 | 7,765 | 9,457 | 582 | 521 |
| Total | $508,981 | $40,500 | $204,769 | $8,246 | $4,909 |

| | 2006 | | | | |
|---|---|---|---|---|---|
| | Net Sales | Segment Profit | Segment Assets | Depreciation/ Amortization | Expenditures for Long-Lived Assets |
| | | | In thousands | | |
| Rail Products | $189,236 | $ 6,147 | $114,766 | $3,869 | $14,342 |
| Construction Products | 180,797 | 12,172 | 86,007 | 1,503 | 1,375 |
| Tubular Products | 19,755 | 1,870 | 9,605 | 440 | 639 |
| Total | $389,788 | $20,189 | $210,378 | $5,812 | $16,356 |

In 2007, one customer accounted for 11.1% of consolidated net sales. Sales to this customer were recorded in the Rail and Construction segments and were approximately $56,450,000. During 2008 and 2006, no single customer accounted for more than 10% of the Company's consolidated net sales. Sales between segments are immaterial.

Reconciliations of reportable segment net sales, profits, assets, depreciation/amortization, and expenditures for long-lived assets to the Company's consolidated totals are illustrated as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| | | In thousands | |
| Net Sales from Continuing Operations: | | | |
| Total for reportable segments | **$512,592** | $508,981 | $389,788 |
| Other net sales | — | — | — |
| Total | **$512,592** | $508,981 | $389,788 |
| Income from Continuing Operations: | | | |
| Total for reportable segments | **$ 51,919** | $ 40,500 | $ 20,189 |
| Adjustment of inventory to LIFO | **(12,710)** | (1,463) | (915) |
| Unallocated dividend income | — | 9,214 | 990 |
| Unallocated gain on sale of DM&E investment | **2,022** | 122,885 | — |
| Unallocated gain on sale of Houston, TX property | **1,486** | — | — |
| Unallocated interest income | **2,675** | 1,196 | 4 |
| Other unallocated amounts | **(2,113)** | (3,821) | (4,479) |
| Income from continuing operations before income taxes | **$ 43,279** | $168,511 | $ 15,789 |

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| | | In thousands | |
| Assets: | | | |
| Total for reportable segments | **$221,946** | $204,769 | $210,378 |
| Unallocated corporate assets | **128,296** | 128,952 | 27,055 |
| LIFO and corporate inventory reserves | **(21,516)** | (8,805) | (7,342) |
| Unallocated property, plant and equipment | **3,394** | 5,856 | 5,742 |
| Total assets | **$332,120** | $330,772 | $235,833 |
| Depreciation/Amortization: | | | |
| Total for reportable segments | **$ 8,481** | $ 8,246 | $ 5,812 |
| Other | **420** | 376 | 332 |
| Total | **$ 8,901** | $ 8,622 | $ 6,144 |
| Expenditures for Long-Lived Assets: | | | |
| Total for reportable segments | **$ 4,006** | $ 4,909 | $ 16,356 |
| Expenditures financed under capital leases | **—** | (101) | (58) |
| Other expenditures | **830** | 455 | 712 |
| Total | **$ 4,836** | $ 5,263 | $ 17,010 |

Approximately 94% of the Company's total net sales during 2008 were to customers in the United States, and a majority of the remaining sales were to customers located in other North American countries.

At December 31, 2008, all of the Company's long-lived assets were located in the United States.

**Note 21.**

**Quarterly Financial Information (Unaudited)**

Quarterly financial information for the years ended December 31, 2008 and 2007 is presented below:

| | 2008 | | | | |
|---|---|---|---|---|---|
| | First Quarter(1) | Second Quarter | Third Quarter | Fourth Quarter | Total |
| | | In thousands except per share amounts | | | |
| **Net sales** | **$93,441** | **$129,833** | **$145,550** | **$143,768** | **$512,592** |
| **Gross profit** | **$15,621** | **$ 21,885** | **$ 22,707** | **$ 20,005** | **$ 80,218** |
| **Net income** | **$ 6,306** | **$ 7,657** | **$ 8,126** | **$ 5,657** | **$ 27,746** |
| **Basic earnings per common share** | **$ 0.57** | **$ 0.70** | **$ 0.77** | **$ 0.55** | **$ 2.60** |
| **Diluted earnings per common share** | **$ 0.57** | **$ 0.69** | **$ 0.76** | **$ 0.55** | **$ 2.57** |

*(1) Includes pre-tax gains of $2,022,000 associated with the receipt of escrow proceeds related to the prior year sale of the Company's DM&E investment and $1,486,000 from the sale and lease-back of the Company's threaded products facility in Houston, TX.*

| | 2007 | | | | |
|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter(2) | Fourth Quarter(3) | Total |
| | In thousands except per share amounts | | | | |
| Net sales | $110,666 | $148,547 | $135,753 | $114,015 | $508,981 |
| Gross profit | $ 14,190 | $ 21,238 | $ 20,994 | $ 19,961 | $ 76,383 |
| Income from continuing operations | $ 3,092 | $ 6,849 | $ 14,549 | $ 86,234 | $110,724 |
| Income (loss) from discontinued operations | $ 8 | $ (19) | $ (18) | $ (2) | $ (31) |
| Net income | $ 3,100 | $ 6,830 | $ 14,531 | $ 86,232 | $110,693 |
| Basic earnings (loss) per common share: | | | | | |
| From continuing operations | $ 0.29 | $ 0.65 | $ 1.37 | $ 7.98 | $ 10.39 |
| From discontinued operations | $ 0.00 | $ (0.00) | $ (0.00) | $ (0.00) | $ (0.00) |
| Basic earnings per common share | $ 0.29 | $ 0.64 | $ 1.36 | $ 7.98 | $ 10.39 |
| Diluted earnings (loss) per common share: | | | | | |
| From continuing operations | $ 0.28 | $ 0.63 | $ 1.32 | $ 7.79 | $ 10.09 |
| From discontinued operations | $ 0.00 | $ (0.00) | $ (0.00) | $ (0.00) | $ (0.00) |
| Diluted earnings per common share | $ 0.28 | $ 0.63 | $ 1.32 | $ 7.79 | $ 10.09 |

*(2) Includes $8,472,000 in previously unrecorded dividend income from the announcement of the sale of the Company's investment in the DM&E.*

*(3) Includes a $122,885,000 gain from the consummation of the sale of the Company's investment in the DM&E.*

## ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

## ITEM 9A. *CONTROLS AND PROCEDURES*

### Evaluation of Disclosure Controls and Procedures

L. B. Foster Company (the Company) carried out an evaluation, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a — 15(e) under the Securities and Exchange Act of 1934, as amended (the Exchange Act)) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report. There were no significant changes in internal control over financial reporting (as defined in Rules 13a — 15(f) under the Exchange Act) that occurred during the fourth quarter of 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

### Managements' Report on Internal Control Over Financial Reporting

The management of L. B. Foster Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a — 15(f). L. B. Foster Company's internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. All internal control systems, no matter how well designed, have inherent limitations. Accordingly, even effective controls can provide only reasonable assurance with respect to financial statement preparation and presentation.

L. B. Foster Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2008.

Ernst & Young LLP, the independent registered public accounting firm that also audited the Company's consolidated financial statements has issued an attestation report on the Company's internal control over financial reporting. Ernst & Young's attestation report on the Company's internal control over financial reporting appears in Part II, Item 8 of this Annual Report on Form 10-K and is incorporated herein by reference.

## ITEM 9B. *OTHER INFORMATION*

None.

# PART III

## ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Pursuant to instruction G(3) to Form 10-K, the information required by Item 401 of Regulation S-K is incorporated herein by reference from the Company's definitive proxy statement.

The information required by Item 10 with respect to the Executive Officers of the Company has been included in Part I of this Form 10-K (as Item 4A) in reliance on Instruction G(3) of Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K.

Pursuant to instruction G(3) to Form 10-K, information required by Item 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated herein by reference from the Company's definitive proxy statement.

Pursuant to instruction G(3) to Form 10-K, the information concerning compliance with Section 16(a) of the Securities Act of 1933 by officers and directors of the Company set forth under the heading entitled "Section 16(a) Beneficial Reporting Compliance" in the Company's definitive proxy statement to be filed within 120 days following the end of the fiscal year covered by this report is incorporated herein by reference from the Company's definitive proxy statement.

Information regarding our Code of Ethics set forth under the caption "Code of Ethics" in Item 4A of Part I of this Form 10-K is incorporated herein by reference.

## ITEM 11. *EXECUTIVE COMPENSATION*

The information required by Item 402 of Regulation S-K and paragraphs (e)(4) and (e)(5) of Item 407 of Regulation S-K is incorporated herein by reference from the Company's definitive proxy statement.

## ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by Item 201(d) of Regulation S-K and by Item 403 of Regulation S-K is incorporated herein by reference from the Company's definitive proxy statement.

## ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

None.

## ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by Item 404 of Regulation S-K is incorporated herein by reference from the Company's definitive proxy statement.

# PART IV

## ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

The following documents are filed as a part of this Report:

1. *Financial Statements*

   The following Reports of Independent Registered Public Accounting Firm, consolidated financial statements, and accompanying notes are included in Item 8 of this Report:

   Reports of Independent Registered Public Accounting Firm.

   Consolidated Balance Sheets as of December 31, 2008 and 2007.

   Consolidated Statements of Operations for the Years Ended December 31, 2008, 2007 and 2006.

   Consolidated Statements of Cash Flows for the Years Ended December 31, 2008, 2007 and 2006.

   Consolidated Statements of Stockholders' Equity for the Years Ended December 2008, 2007 and 2006.

   Notes to Consolidated Financial Statements.

   *Financial Statement Schedule*

   Schedules for the Three Years Ended December 31, 2008, 2007 and 2006:

   V — Valuation and Qualifying Accounts.

   The remaining schedules are omitted because of the absence of conditions upon which they are required.

## L. B. FOSTER COMPANY AND SUBSIDIARIES

## SCHEDULE V VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

| | Balance at Beginning of Year | Additions: Charged to Costs and Expenses | Additions: Other | Deductions | Balance at End of Year |
|---|---|---|---|---|---|
| | (In thousands) | | | | |
| **2008** | | | | | |
| Deducted from assets to which they apply: | | | | | |
| Allowance for doubtful accounts | $1,504 | $1,461 | $— | $328(1) | $2,637 |
| Inventory valuation reserve | $3,817 | $ 479 | $— | $120(2) | $4,176 |
| Not deducted from assets: | | | | | |
| Provision for special termination benefits | $ 15 | $ 51 | $— | $ 19(3) | $ 47 |
| Provision for environmental compliance & remediation | $ 601 | $ 55 | $— | $ 51(4) | $ 605 |
| **2007** | | | | | |
| Deducted from assets to which they apply: | | | | | |
| Allowance for doubtful accounts | $1,172 | $ 332 | $— | $ —(1) | $1,504 |
| Inventory valuation reserve | $2,327 | $1,986 | $— | $496(2) | $3,817 |
| Not deducted from assets: | | | | | |
| Provision for special termination benefits | $ 24 | $ 1 | $— | $ 10(3) | $ 15 |
| Provision for environmental compliance & remediation | $ 557 | $ 91 | $— | $ 47(4) | $ 601 |
| **2006** | | | | | |
| Deducted from assets to which they apply: | | | | | |
| Allowance for doubtful accounts | $ 922 | $ 262 | $— | $ 12(1) | $1,172 |
| Inventory valuation reserve | $1,663 | $1,001 | $— | $337(2) | $2,327 |
| Not deducted from assets: | | | | | |
| Provision for special termination benefits | $ 43 | $ 2 | $— | $ 21(3) | $ 24 |
| Provision for environmental compliance & remediation | $ 629 | $ 7 | $— | $ 79(4) | $ 557 |

*(1) Notes and accounts receivable written off as uncollectible.*

*(2) Reductions of inventory valuation reserve result from physical inventory shrinkage and write-down of slow-moving inventory to the lower of cost or market.*

*(3) Reduction of special termination provisions result from payments to severed employees.*

*(4) Payments made on amounts accrued.*

3. *Exhibits*

The Exhibits marked with an asterisk are filed herewith. All exhibits are incorporated herein by reference:

| | |
|---|---|
| 3.1 | Restated Certificate of Incorporation, filed as Exhibit 3.1 to Form 10-Q for the quarter ended March 31, 2003. |
| 3.2 | Bylaws of the Registrant, as amended and filed as Exhibit 3.2 to Form 10-K for the year ended December 31, 2007. |
| 4.0 | Rights Amendment, dated as of May 15, 1997 between L. B. Foster Company and American Stock Transfer & Trust Company, including the form of Rights Certificate and the Summary of Rights attached thereto, filed as Exhibit 4.0 to Form 10-K for the year ended December 31, 2002. |
| 4.1 | Rights Amendment, dated as of October 24, 2006, between L. B. Foster Company and American Stock Transfer & Trust Company, including the form of Rights Certificate and the Summary of Rights attached thereto, filed as Exhibit 4B to Form 8-K on October 27, 2006. |
| 10.0 | Amended and Restated Revolving Credit Agreement dated May 5, 2005, between Registrant and PNC Bank, N.A., LaSalle Bank N.A., and First Commonwealth Bank, filed as Exhibit 10.0 to Form 10-Q for the quarter ended March 31, 2005. |
| 10.0.1 | First Amendment to Revolving Credit and Security Agreement dated September 13, 2005, between Registrant and PNC Bank, N.A., LaSalle Bank N.A., and First Commonwealth Bank, filed as Exhibit 10.0.1 to Form 8-K on September 14, 2005. |
| 10.0.3 | Third Amendment to Revolving Credit and Security Agreement dated February 8, 2007, between Registrant and PNC Bank, N.A., LaSalle Bank N.A., and First Commonwealth Bank, filed as Exhibit 10.0.3 to Form 8-K on February 9, 2007. |
| *10.0.5 | Fifth Amendment to Revolving Credit and Security Agreement dated March 4, 2009, between Registrant and PNC Bank, N.A., Bank of America, N.A., and First Commonwealth Bank. |
| 10.12 | Lease between CXT Incorporated and Pentzer Development Corporation, dated April 1, 1993, filed as Exhibit 10.12 to Form 10-K for the year ended December 31, 2004. |
| 10.12.1 | Second Amendment dated March 12, 1996 to lease between CXT Incorporated and Crown West Realty, LLC, successor, filed as Exhibit 10.12.1 to Form 10-K for the year ended December 31, 2004. |
| 10.12.2 | Third Amendment dated November 7, 2002 to lease between CXT Incorporated and Crown West Realty, LLC, filed as Exhibit 10.12.2 to Form 10-K for the year ended December 31, 2002. |
| 10.12.3 | Fourth Amendment dated December 15, 2003 to lease between CXT Incorporated and Crown West Realty, LLC, filed as Exhibit 10.12.3 to Form 10-K for the year ended December 31, 2003. |
| 10.12.4 | Fifth Amendment dated June 29, 2004 to lease between CXT Incorporated and Park SPE, LLC, filed as Exhibit 10.12.4 to Form 10-K for the year ended December 31, 2004. |
| 10.12.5 | Sixth Amendment dated May 9, 2006 to lease between CXT Incorporated and Park SPE, LLC, filed as Exhibit 10.12.5 to Form 10-Q for the quarter ended June 30, 2006. |
| 10.12.6 | Seventh Amendment dated April 28, 2008 to lease between CXT Incorporated and Park SPE, LLC, filed as Exhibit 10.12.6 to Form 8-K of May 2, 2008. |
| 10.13 | Lease between CXT Incorporated and Crown West Realty, LLC, dated December 20, 1996, filed as Exhibit 10.13 to Form 10-K for the year ended December 31, 2004. |
| 10.13.1 | Amendment dated June 29, 2001 between CXT Incorporated and Crown West Realty, filed as Exhibit 10.13.1 to Form 10-K for the year ended December 31, 2007. |
| 10.14 | Lease of property in Tucson, AZ between CXT Incorporated and the Union Pacific Railroad Company dated May 27, 2005, filed as Exhibit 10.14 to Form 10-Q for the quarter ended June 30, 2005. |
| 10.15 | Lease of property in Grand Island, NE between CXT Incorporated and the Union Pacific Railroad Company, dated May 27, 2005, and filed as Exhibit 10.15 to Form 10-Q for the quarter ended June 30, 2005. |
| 10.15.1 | Industry Track Contract between CXT Incorporated and the Union Pacific Railroad Company, dated May 27, 2005, filed as Exhibit 10.15 to Form 10-Q for the quarter ended June 30, 2005. |

10.16 Lease Agreement dated March 3, 2008 between CCI-B Langfield I, LLC, as Lessor, and Registrant as Lessee, related to Registrant's threading operation in Harris County, Texas and filed as Exhibit 10.16 to Form 8-K on March 7, 2008.

10.16.1 First Amendment dated April 1, 2008 to lease between CCI-B Langfield I, LLC, as Lessor, and Registrant as Lessee, related to Registrant's threading operation in Harris County, Texas, filed as Exhibit 10.16.1 to Form 8-K on May 1, 2008.

*10.16.2 Second Amendment dated January 6, 2009 to lease between CCI-B Langfield I, LLC, as lessor, and Registrant as Lessee, related to Registrant's threading operation in Harris County, Texas.

10.17 Lease between Registrant and the City of Hillsboro, TX dated February 22, 2002, and filed as Exhibit 10.17 to Form 10-K for the year ended December 31, 2007.

10.19 Lease between Registrant and American Cast Iron Pipe Company for pipe-coating facility in Birmingham, AL, dated December 11, 1991, filed as Exhibit 10.19 to Form 10-K for the year ended December 31, 2002.

10.19.1 Amendment to Lease between Registrant and American Cast Iron Pipe Company for pipe-coating facility in Birmingham, AL dated November 15, 2000, and filed as Exhibit 10.19.1 to Form 10-Q for the quarter ended March 31, 2006.

10.20 Equipment Purchase and Service Agreement by and between the Registrant and LaBarge Coating LLC, dated July 31, 2003, and filed as Exhibit 10.20 to Form 10-Q for the quarter ended September 30, 2003.

^ 10.21 Agreement for Purchase and Sales of Concrete Ties between CXT Incorporated and the Union Pacific Railroad dated January 24, 2005, and filed as Exhibit 10.21 to Form 10-K for the year ended December 31, 2004.

^ 10.21.1 Amendment to Agreement for Purchase and Sales of Concrete Ties between CXT Incorporated and the Union Pacific Railroad dated October 28, 2005, and filed as Exhibit 10.21.1 to Form 8-K on November 14, 2005.

10.24 Asset Purchase Agreement by and between the Registrant and The Reinforced Earth Company dated February 15, 2006, filed as Exhibit 10.24 to Form 10-K for the year ended December 31, 2005.

10.33.2 Amended and Restated 1985 Long-Term Incentive Plan as of May 25, 2005, filed as Exhibit 10.33.2 to Form 10-Q for the quarter ended June 30, 2005.**

10.34 Amended and Restated 1998 Long-Term Incentive Plan as of May 25, 2005, filed as Exhibit 10.34 to Form 10-Q for the quarter ended June 30, 2005.**

10.34.1 Amendment, effective May 24, 2006, to Amended and Restated 1998 Long-Term Incentive Plan as of May 25, 2005, filed as Exhibit 10.34.1 to Form 8-K on May 31, 2006.**

10.45 Medical Reimbursement Plan (MRP1) effective January 1, 2006, filed as Exhibit 10.45 to Form 10-K for the year ended December 31, 2005.**

10.45.1 Medical Reimbursement Plan (MRP2) effective January 1, 2006, filed as Exhibit 10.45.1 to Form 10-K for the year ended December 31, 2005.**

10.46 Leased Vehicle Plan as amended and restated on September 1, 2007, filed as Exhibit 10.46 to Form 10-Q for the quarter ended September 30, 2007.**

*10.51 Supplemental Executive Retirement Plan as Amended and Restated on January 1, 2009.**

10.53 Directors' resolution dated March 6, 2008, under which directors' compensation was established, filed as Exhibit 10.53 to Form 10-Q for the quarter ended March 31, 2008.**

10.55 Management Incentive Compensation Plan for 2007, filed as Exhibit 10.55 to Form 8-K on March 8, 2007.**

10.56 2005 Three Year Incentive Plan, filed as Exhibit 10.56 to Form 8-K on May 31, 2005.**

10.57 2006 Omnibus Incentive Plan, effective May 24, 2006, filed as Exhibit 10.57 to Form 8-K on May 31, 2006.**

10.57.1 2006 Omnibus Plan, as amended and restated March 6, 2008, filed as exhibit 10.57.1 to Form 8-K on March 12, 2008.**

10.58 Special Bonus Arrangement, effective May 24, 2006, filed as Exhibit 10.58 to Form 8-K on May 31, 2006.**

| | |
|---|---|
| 10.59 | Executive Annual Incentive Compensation Plan, filed as Exhibit 10.59 to Form 8-K on March 12, 2008.** |
| 10.60 | Letter agreement on Lee B. Foster II's retirement, filed as Exhibit 10.59 to Form 8-K on April 22, 2008.** |
| 19 | Exhibits marked with an asterisk are filed herewith. |
| * 23 | Consent of Independent Auditors. |
| * 31.1 | Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002. |
| * 31.2 | Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002. |
| * 32.0 | Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002. |

---

* Exhibits marked with an asterisk are filed herewith.

** Identifies management contract or compensatory plan or arrangement required to be filed as an Exhibit.

^ Portions of the exhibit have been omitted pursuant to a confidential treatment request.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

L. B. FOSTER COMPANY

March 13, 2009

By: /s/ Stan L. Hasselbusch
(Stan L. Hasselbusch,
President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Name | Position | Date |
|---|---|---|
| By: /s/ Lee B. Foster II<br>(Lee B. Foster II) | Chairman of the Board and Director | March 13, 2009 |
| By: /s/ Stan L. Hasselbusch<br>(Stan L. Hasselbusch) | President, Chief Executive Officer and Director | March 13, 2009 |
| By: /s/ Peter McIlroy II<br>(Peter McIlroy II) | Director | March 13, 2009 |
| By: /s/ G. Thomas McKane<br>(G. Thomas McKane) | Director | March 13, 2009 |
| By: /s/ Diane B. Owen<br>(Diane B. Owen) | Director | March 13, 2009 |
| By: /s/ Linda K. Patterson<br>(Linda K. Patterson) | Controller | March 13, 2009 |
| By: /s/ Suzanne B. Rowland<br>(Suzanne B. Rowland) | Director | March 13, 2009 |
| By: /s/ William H. Rackoff<br>(William H. Rackoff) | Director | March 13, 2009 |
| By: /s/ David J. Russo<br>(David J. Russo) | Senior Vice President, Chief Financial Officer and Treasurer | March 13, 2009 |

**Exhibit 31.1**

**Certification under Section 302 of the Sarbanes-Oxley Act of 2002**

I, Stan L. Hasselbusch, President and Chief Executive Officer of L. B. Foster Company, certify that:

1. I have reviewed this Report on Form 10-K of L. B. Foster Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d — 15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Stan L. Hasselbusch

Name: Stan L. Hasselbusch
Title: President and Chief Executive Office

March 13, 2009

**Exhibit 31.2**

**Certification under Section 302 of the**
**Sarbanes-Oxley Act of 2002**

I, David J. Russo, Senior Vice President, Chief Financial Officer and Treasurer of L. B. Foster Company, certify that:

1. I have reviewed this Report on Form 10-K of L. B. Foster Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d — 15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ David J. Russo

Name: David J. Russo
Title: Senior Vice President,
Chief Financial Officer and Treasurer

March 13, 2009

**Exhibit 32.0**

## CERTIFICATE PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of L. B. Foster Company (the "Company") on Form 10-K for the period ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certify pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ Stan L. Hasselbusch

Stan L. Hasselbusch
President and Chief Executive Officer

Date: March 13, 2009

By: /s/ David J. Russo

David J. Russo
Senior Vice President,
Chief Financial Officer and Treasurer

Date: March 13, 2009

## OFFICERS

**Stan L. Hasselbusch**
President and Chief Executive Officer

**Merry L. Brumbaugh**
Vice President, Tubular Products

**Samuel K. Fisher**
Senior Vice President, Rail Products

**Donald L. Foster**
Senior Vice President, Construction Products

**Kevin R. Haugh**
Vice President, CXT Concrete Products

**John F. Kasel**
Senior Vice President, Operations and Manufacturing

**Brian H. Kelly**
Vice President, Human Resources

**Gregory W. Lippard**
Vice President, Rail Product Sales

**Linda K. Patterson**
Controller

**David J. Russo**
Senior Vice President, Chief Financial Officer and Treasurer

**David R. Sauder**
Vice President, Global Business Development

**David L. Voltz**
Vice President, General Counsel and Secretary

## BOARD OF DIRECTORS

**Lee B. Foster II**
Chairman of the Board
L.B. Foster Company

**Stan L. Hasselbusch**
President and Chief Executive Officer
L.B. Foster Company

**Peter McIlroy II**
Chairman and Chief Executive Officer
Robroy Industries

**G. Thomas McKane**
Former Chairman of the Board
A.M. Castle & Company

**Diane B. Owen**
Vice President – Corporate Audit
H.J. Heinz Company

**William H. Rackoff**
President and Chief Executive Officer
ASKO, INC.

**Suzanne B. Rowland**
Managing Director
Energy & Environmental Enterprises, Inc.

**LBFoster**

## CORPORATE HEADQUARTERS

415 Holiday Drive, Pittsburgh, PA 15220

412.928.3417

800.255.4500 (Toll-free nationwide sales number)

www.lbfoster.com

## STOCKHOLDER INFORMATION

**Annual Meeting**
The annual meeting of the stockholders will be held at the Corporate Headquarters, 415 Holiday Drive Pittsburgh, Pennsylvania 15220 on Thursday, May 21, 2009, at 11:00 AM.

**Form 10-K**
A copy of the Company's Annual Report on Form 10-K to the Securities and Exchange Commission is available upon request from L.B. Foster's Investor Relations Department or from the Company Web site at www.lbfoster.com.

**Stock Trading**
L.B. Foster Company's common stock is traded on NASDAQ. The ticker symbol is FSTR.

**Transfer Agent**
American Stock Transfer & Trust Company



SOLUTIONS FOR NORTH AMERICA'S INFRASTRUCTURE

LBFoster

www.lbfoster.com